ENZON
PHARMACEUTICALS



SCIENCE DRIVEN/RESULTS ORIENTED

2003 ANNUAL REPORT

ENZON
PHARMACEUTICALS

Enzon Pharmaceuticals is a biopharmaceutical company dedicated to the discovery, development and commercialization of therapeutics to treat life-threatening diseases. The Company has developed or acquired a number of marketed products, including PEG-INTRON®, marketed by Schering-Plough, and ABELCET®, which is marketed in North America by Enzon. Enzon's science-focused strategy includes an extensive drug development program that leverages the Company's PEG modification and single-chain antibody (SCA®) technologies. Internal research and development efforts are complemented by strategic transactions that provide access to additional products, projects, and technologies. Enzon has several drug candidates in various stages of development, independently and with partners.

In November

We acquired the North American ABELCET® business from Élan. This was much more than a product acquisition, it was truly transformational in that it brought the entire commercial infrastructure and capabilities to transform Enzon away from a royalty-based specialty pharmaceutical company to a fully integrated product-focused company. The purchase included a 56,000 square foot manufacturing facility and a highly skilled sales and marketing organization.

In January

Continuing with our goal to seek marketed products to facilitate the build-out of our sales and marketing capabilities, we in-licensed DEPOCYT® from SkyePharma plc to complement ONCASPAR® and give our oncology sales force a second product to promote. *Additionally, our strategic* alliance with SkyePharma provides Enzon with access to oral, injectable, and topical drug delivery technologies.

In March

The important role of ABELCET was highlighted at the annual Focus on Fungal Infections meeting. A study involving over 250 patients demonstrated no significant nephrotoxicity differences between ABELCET and Ambisome®. ABELCET was also shown to offer new potential when administered in combination with other new antifungals.

In May

We reinitiated our proprietary CLEAR® registry. CLEAR is the largest clinical registry focused on antifungal therapy. It contains data collected from over 3,500 patients. CLEAR unequivocally supports the efficacy and safety of ABELCET across the broadest spectrum of pathogens and patient types.

In June

We added to our late stage pipeline with the in-licensing of the North American rights to ATG-Fresenius S and expect to initiate a Phase 3 clinical program during the first half of calendar 2004. Our ability to conduct the late stage development of this product and our sales and marketing capabilities to commercialize it played a key role in our ability to in-license this product with very low upfront costs.

In July

We released promising initial efficacy and safety data in our Phase 2 clinical trials for PEG-Camptothecin in gastric and gastroesophageal junction cancers. As a result, we are focusing the PEG-Camptothecin late stage development program on second line therapy for this indication.

To Our Shareholders

Fiscal 2003 was a strong year for execution at Enzon. We made meaningful progress building on the strategic elements that are transforming our business from a royalty-based specialty pharmaceutical company to a fully integrated biopharmaceutical company with a robust pipeline and accelerated revenue growth. Unfortunately, those achievements were overshadowed by the uncertainty surrounding the better than expected launch of Pegasys®.

Before I talk about the significant progress we made during the past year, let me discuss the PEG-INTRON® franchise. The only disappointment in fiscal 2003 was how fast Roche has been able to take market share from Schering-Plough. This is clearly something we do not control, since Schering-Plough is responsible for all aspects of the marketing and distribution of the product. However, the product's poor market performance during the launch of Roche's Pegasys certainly had a significant overhang on our stock price.

However, the recent management changes at Schering-Plough and the preliminary comments they have made on PEG-INTRON, clearly point to the fact that this franchise is a priority for Schering-Plough's new management and that the proper resources are being focused on the competitive threat from Pegasys. More importantly we agree with Schering that the package we have with PEG-INTRON, including the efficacy, the safety, the tolerability, the weight-based dosing, the patient education and support provided by Schering, puts this product in a very strong position to be the premier product going forward.

While the European and U.S. markets are expected to remain highly competitive, we do see a significant growth driver with the potential approval of PEG-INTRON in Japan. Schering-Plough recently commented that the Japanese equivalent to a NDA could be filed in the "near term," which could result in the product potentially being launched before the end of calendar 2004. Japan represents the largest HCV market outside the U.S. with an estimated 2 million people infected with the virus.

Looking at the parts of the business that we control, there has been noticeable and significant progress. When I took over Enzon two years ago we were a company whose only revenue source was royalties, other than sales of ADAGEN®. It was a company with two powerful technology platforms that were underresourced. As we mentioned in the 2001 annual report, we were going to address these issues by building "toward the future with strategic acquisitions of technologies, products, and companies that will help grow and strengthen our foundation."

One of the goals I laid out in last year's President's Letter was to seek "late-stage products to enhance our pipeline, as well as marketed products to facilitate the build-out of our sales and marketing capabilities." We took our first step in this endeavor with the reacquisition of marketing and distribution rights to ONCASPAR® from Aventis. This brought to Enzon its first elements of a commercialization infrastructure in the form of a small oncology sales and marketing force. Continuing on this path, we then acquired the North American rights to ABELCET® from Élan Corporation plc. This was much more than a product acquisition, it was truly transformational in that it brought the entire commercial infrastructure and capabilities to transform us away from a royalty-based company to a product company. The purchase included the operating assets associated with the development, manufacture, sales and marketing of ABELCET in North America, including a 56,000 square foot manufacturing facility in Indianapolis, Indiana. It also brought with it a highly skilled sales and marketing organization that is highlighted later in this annual report.

ABELCET is a lipid complex formulation of amphotericin B used primarily in hospitals for immuno-compromised patients with invasive fungal infections. ABELCET provides patients with the broad-spectrum efficacy of conventional amphotericin B, while providing significantly lower kidney toxicity than amphotericin B. The market for hospital based antifungal products is very competitive and while we have seen significant competitive pressure from the entrance of new compounds, our sales force has been able to successfully address these threats, resulting in an increase in guidance for North American sales of ABELCET in fiscal 2004 to between $60–70 million.

We also in-licensed DEPOCYT® from SkyePharma plc to complement ONCASPAR and give our oncology sales force a second product to promote.

These transactions have had a significant impact on the Company and have truly transformed us into a fully integrated biopharmaceutical company with significantly less dependence on royalties. The four products we currently market with our two sales forces now make up 56% of our revenues as compared to 22% last year.

Turning to our development pipeline, in last year's annual report we stated it was our goal to "expand our internal product pipeline" and accelerate growth through strategic transactions and through internal development. Over the last two years we have begun to focus the necessary resources on our R&D organization. This investment has begun to payoff. During the past year, we saw some very promising results in one of our Phase 2 clinical trials for PEG-Camptothecin, completing the first stage of a Phase 2 trial in patients with gastric and gastroesophageal junction cancers. In addition, this drug appears to be well tolerated for a cytotoxic agent. As a result of this data we are now focusing our late stage development of the product on gastric and gastroesophageal cancers and have initiated a second study focusing the PEG-Camptothecin development program on second line therapy for this indication. There are no single-agent drug approvals for this indication.

In addition the early stage work by our new research and development management team is also starting to yield results. Based on the efforts of our research and development team, we anticipate filing two to three IND's (Investigational New Drug Applications) by the end of calendar 2004.

Through our aggressive business development efforts, in 2003 we added to our late stage pipeline with the in-licensing of ATG-Fresenius S. ATG-Fresenius S, a polyclonal antibody preparation used for T-lymphocyte suppression in organ transplant patients, is currently marketed by Fresenius Biotech in over 60 countries worldwide. ATG-Fresenius S has advantages over conventional monoclonal antibody products on the market, because ATG-Fresenius S targets a range of antigens on activated T-cells and depletes T-cells that otherwise would result in an immunologic attack on the transplanted organ leading to its rejection. For solid organ transplantation, ATG-Fresenius S has been shown to be very effective, typically leading to a substantial improvement of graft survival. Clinicians have recently demonstrated that ATG-Fresenius S can be administered conveniently as a single high dose just prior to the surgical procedure. Moreover, clinicians have reported using ATG-Fresenius S for conditioning regimens and prevention of graft versus host disease in bone marrow transplantation. We intend to initiate a Phase 3 clinical program for this product during the first half of calendar year 2004.

One of the key factors in Enzon being able to successfully in-license this product with very low upfront costs was our ability to demonstrate to Fresenius that we not only have the expertise to conduct the late stage development of this product, but that we also have the sales and marketing capabilities to successfully commercialize it. We plan to utilize our ABELCET sales force to market ATG-Fresenius S to the hospital-based transplant community. Transplant specialists are one of the largest prescribers of ABELCET.

While we made significant progress in 2003 we look forward to 2004 and beyond to continue to build out our internal capabilities as well as accessing additional assets to expand top-line revenue growth and our development pipeline. We expect two of our compounds, PEG-Camptothecin and ATG-Fresenius S, will advance into late stage clinical trials during calendar 2004. We look confidently ahead as we continue to build on Enzon's solid fundamentals and the continued leveraging of our commercial infrastructure.

Enzon is a company that has grown substantially in revenues, income and capability over the past two years. That progress is built on an absolute commitment to excellence and execution. Execution has been our hallmark. This is why we remain confident in our vision of building a successful, fully-integrated biopharmaceutical company with a deep, diversified pipeline of discovery and clinical stage products that are built and rest upon a complete commercialization infrastructure and strong and stable financials. A company that is truly science driven and results oriented.



Arthur Higgins

Arthur J. Higgins, Chairman and Chief Executive Officer

Science Driven / Results Oriented

Our vision is to build one of the most respected and fastest growing biopharmaceutical companies in our space, a company combining the innovation and energy of a biotechnology company with the high standards of quality, operational discipline, balanced portfolio and secure revenue streams of an emerging pharmaceutical company.



Enzon's Executive Officers, left to right: Ken Zuerblis, Arthur Higgins, and Uli Grau.

➢ Executing on Our Vision

Research & Development

Over the last two years, we have also focused on investing in research and development. We have significantly improved our internal proprietary research team. Their efforts will allow us to file two or three IND's (Investigational New Drug Applications) by the end of calendar 2004, a pace we are committed to continue in the years to come. We have defined and advanced a number of promising research projects within our strategic partnerships with Micromet and Nektar. We have also strengthened our late stage pipeline through the in-licensing of ATG-Fresenius S, and we have advanced our PEG-Camptothecin project culminating in the highly encouraging responses seen during our Phase 2 protocol in patients suffering from gastric cancer and cancer of the gastro-esophageal junction.

Enzon's core technology base has been described as Macromolecular Engineering. This comprises the optimization of pharmaceutical features of macromolecules, such as proteins, peptides or oligonucleotides, through tools such as site specific amino acid exchanges, site selective modification with polyethylene glycol (PEG) (Enzon's founding technology) or antibody engineering, e.g., Enzon's proprietary single chain antibody (SCA) technology. We see great opportunities in this field resulting from the discoveries in genomics and proteomics.

Generally, evolution has resulted in significant numbers of exquisitely specific and highly biologically active macromolecules. These molecules often lack features such as adequate circulating half-life, physical or metabolic stability, or they may lead to an antibody response limiting their use.

PEG modification addresses many of those needs. Originally developed and demonstrated to reduce immunogenicity of therapeutic enzymes such as Adenosine Deaminase (ADA) or L-Asparaginase, the technology has shown much greater utility. Attachment of PEG can be envisioned as an enlargement of the hydrodynamic radius of the parent molecule through the formation of a large and partially structured water shell, rendering the parent molecule too bulky for renal elimination. Instead, the compound is metabolized much more slowly in the liver, leading to increased circulating half-life, higher levels of the drug in circulation, greater efficacy and/or reduced side effects. PEG modification can lead to greater solubility and stability of the parent molecule. For instance, we have demonstrated that PEGylated antisense oligonucleotides show dramatically improved stability against nucleases that otherwise quickly degrade and inactivate oligonucleotides. Furthermore, PEG directs the parent molecule to inflamed or highly vascularized areas, such as tumors. PEG also facilitates cellular uptake, as has been shown with PEG-modified oligonucleotides. Thus, the parent drug molecule may reach its target more effectively.

SCA's represent a new frontier in the Monoclonal Antibody (MAb) field. SCA's incorporate the full antigen binding region that resides within the V_H and V_L terminal domains of a MAb. These antibody fragments (linked by a linker peptide loop), retain the exquisite selectivity, specificity and affinity of an antibody for its target, but with a much smaller format. The comparatively simple gene construct of SCA's allows for expression in a less costly microbial fermentation process. The simple format also facilitates conjugate engineering. The smaller molecular size of SCA's compared to MAb's leads to different tissue distribution, and may allow for adequate bioavailability when delivered to the lung through inhalation.

Subsequent to signing the agreement with our partner Micromet in 2002, we have fully staffed our joint research group of 25 scientists. The group is currently engaged in two projects that represent new approaches to various immunologic indications.





We have also developed the technology to modify SCA's with PEG to extend the circulating life making them suitable for chronic therapies. This demonstrates the power of Enzon's technologies, and the synergies derived from a focus on macromolecular engineering.

The progress made in our early stage research is illustrated by our plans to file two or three IND's in 2004. In parallel, we have made significant progress in our clinical pipeline. We announced earlier this year exciting early clinical data on PEG-Camptothecin, an anti-cancer compound. Based on these preliminary data, we have decided to focus our late stage clinical development of this compound in gastric and gastroesophageal cancers. Adenocarcinomas of the stomach and gastroesophageal junction represent the second leading cause of death from cancer worldwide. Approximately 800,000 patients are diagnosed with the disease annually; the mean survival of patients diagnosed is 7–8 months. Hence, the medical need in this indication is great. In addition, there is no drug or regimen approved for second line treatment after initial treatment has failed.

To augment PEG-Camptothecin in our late stage development program, we licensed in the North American rights to ATG-Fresenius S, a polyclonal antibody preparation used for T-lymphocyte suppression in organ transplant patients and currently marketed by Fresenius Biotech GmbH in over 60 countries worldwide. ATG-Fresenius S targets a range of antigens on activated T-cells and depletes T-cells that otherwise would result in an immunologic attack on the transplanted organ leading to its rejection. For solid organ transplants, ATG-Fresenius S has been shown to be very effective, typically leading to a substantial improvement of graft survival. Clinicians have recently demonstrated that ATG-Fresenius S can be administered conveniently as a single high dose just prior to the surgical procedure. Moreover, clinicians have reported using ATG-Fresenius S for conditioning regimens and prevention of graft versus host disease in bone marrow transplantation. Enzon intends to pursue marketing approval for ATG-Fresenius S in the U.S. and Canada by initiating a Phase 3 clinical program for this product during the first half of calendar year 2004.

➤ Building a Sustainable Pipeline







Manufacturing

A significant component of the ABELCET® acquisition was the ABELCET manufacturing facility we acquired as well as the manufacturing employees and expertise that came with it. As we moved from a specialty royalty based company to a fully integrated biopharmaceutical company, manufacturing expertise became a critical ingredient.

Located in Indianapolis, Indiana, the ABELCET facility was approved by the FDA and the MCA in 1997 for the manufacturing of ABELCET. Since then, both the FDA and the MCA have reinspected the facility, along with several other foreign agencies, all finding the site in sustainable compliance to continue operations.

The 56,000 square foot facility has the capabilities of formulating complex injectable products and single and dual-chamber vial filling. It has state-of-the-art chemistry and microbiology laboratories with isolator technology. Most importantly it has an experienced and dedicated workforce with an excellent track record for our future product development.

ONCASPAR® and ADAGEN® PEG manufacturing will remain in our New Jersey facility but the filling of these two products will be transferred from a contract filling facility to Indianapolis due to its capacity and capabilities. PEG-Camptothecin commercial manufacturing at Indianapolis will be evaluated as well.

We now have the critical infrastructure, facilities, equipment and manufacturing expertise to better control the cost and quality of the products we sell. Manufacturing plays an important role in our strategy of being a fully-integrated biopharmaceutical company.

➢ Ensuring the Quality of Our Products

Sales & Marketing

One of the most significant changes at Enzon over the last year was the build-out of our sales and marketing organization. The acquisition of these skill sets not only allowed us to become significantly less dependent on royalties from others, but the organization we have put in place provides us with the infrastructure to add additional marketed compounds. During the past year, we have assembled two top tier sales organizations that will drive revenues from our current products and allow us to access additional late stage and approved products. The small oncology sales force we put in place has highly skilled professionals with significant pharmaceutical sales and marketing experience. They currently market our two specialty oncology products ONCASPAR® and DEPOCYT®.

The ABELCET® sales force we acquired as part of our acquisition from Élan added significantly to our sales and marketing capabilities. We acquired a fully-operational hospital sales and marketing unit that provides Enzon with instant access to several key therapeutic areas, including oncology, hematology, infectious disease, and intensive care medicine.

This group of highly trained sales representatives averages 15 years of pharmaceutical experience, most of which is focused in the highly scientific selling of hospital products. Most of our representatives have some form of advanced medical training and strong relationships with formulary committee members and thought leaders in the area of treatment of fungal infections.

We have armed our sales force with new territory management and marketing tools, to better target prescribers and key opinion leaders. This tactic is already enabling our sales team to improve their operational efficiency. As a result of the efforts of this sales organization, during the fourth quarter of fiscal 2003 and continuing into fiscal 2004, ABELCET has shown consistent month-to-month growth based on in-market prescription data.

Our sales organization is supported by an experienced marketing organization. The strong presence of physicians in our marketing group enhances our ability to address the needs of our customers in the highly technical and dynamic markets we serve. We have launched over 25 investigator initiated trials, ranging from prophylaxis studies with DEPOCYT to combination trials with ABELCET. In addition, we have begun releasing data from CLEAR® (Collaborative Exchange of Antifungal Research), the largest antifungal database with data from over 3,500 patients. The CLEAR database documents that ABELCET has had overall clinical response rates across a wide spectrum of fungal pathogens (both yeasts and molds) and has been efficacious and safe across the broadest spectrum of patients.

Our two sales and marketing organizations also provide us with the infrastructure to expand the number of marketed products we sell without significant additional cost. ATG-Fresenius S will be marketed to the hospital based transplant community. Transplant specialists are one of the largest prescribers of ABELCET.





➤ Building Customer Trust

ENZON PHARMACEUTICALS

Proprietary Pipeline

Product	Partner	Indication
ABELCET*	Proprietary	IV Antifungal
ADAGEN	Proprietary	ADA Deficient Severe Combined Immunodeficiency Disease
DEPOCYT*	Proprietary	Lymphomatous Meningitis (ALL)
ONCASPAR	Proprietary	Acute Lymphoblastic Leukemia
PEG-INTRON	Schering-Plough	Hepatitis C
	Schering-Plough	Malignant Melanoma
	Schering-Plough	Various Solid Tumors
PEG-Camptothecin	Proprietary	Gastric & Gastroesophageal Cancer
ATG-Fresenius S*	Proprietary	Transplantation
PEG-Cytotoxics	Proprietary	Various Cancers
Inhaled Leuprolide**	Nektar	Various
Various**	Nektar	Various
Various SCAs***	Micromet	Various



Research
Phase 1
Phase 2
Phase 3
Marketed

*North American rights
**Enzon/Nektar Partnership—Three products based on Nektar's platforms
***Enzon/Micromet Partnership

Licensee Pipeline

Product	Licensee	Indication
PEGASYS*	Nektar/Roche	Hepatitis C
MACUGEN*	Nektar/Eyetech	Age-related Macular Degeneration
CDP870*	Nektar/Pfizer	Rheumatoid Arthritis
Pexelizumab**	Alexion Pharmaceuticals	Cardiopulmonary Bypass Surgery
		Myocardial Infarction



Research
Phase 1
Phase 2
Phase 3
Marketed

*Enzon/Nektar Partnership—PEG
**Enzon/Micromet Partnership—SCA

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-12957

ENZON INC.
PHARMACEUTICALS

(Exact name of registrant as specified in its charter)

Delaware	22-2372868
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

685 Route 202/206, Bridgewater, New Jersey 08807
(Address of principal executive offices) (Zip Code)

(908) 541-8600
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $.01 par value;
Preferred Stock Purchase Rights
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No__

Indicate by check mark if disclosure of delinquent filers pursuant to item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. X

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes X No __

The aggregate market value of the Common Stock, par value $.01 per share, held by non-affiliates based upon the reported last sale price of the Common Stock on December 31, 2002, was approximately $719,305,000.

As of September 24, 2003, there were 43,528,896 shares of Common Stock, par value $.01 per share, outstanding.

Documents Incorporated by Reference

Portions of the registrant's definitive Proxy Statement for the Annual Meeting of Stockholders scheduled to be held on December 2, 2003, to be filed with the Commission not later than 120 days after the close of the registrant's fiscal year, has been incorporated by reference, in whole or in part, into Part III Items 10, 11, 12, 13 and 14 of this Annual Report on Form 10-K.

ENZON PHARMACEUTICALS, INC.

2003 Form 10-K Annual Report

TABLE OF CONTENTS

ADAGEN®, ONCASPAR®, PROTHECAN®, ABELCET®, ABLC®, CLEAR®, CLEAR and DESIGN® and SCA® are our registered trademarks. Other trademarks and trade names used in this annual report are the property of their respective owners.

All information on this Form 10-K is as of September 29, 2003 and the Company undertakes no obligation to update this information.

Information contained in this Annual Report contains "forward-looking statements" which can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should" or "anticipates" or the negative thereof, or other variations thereof, or comparable terminology, or by discussions of strategy. No assurance can be given that the future results covered by the forward-looking statements will be achieved. The matters set forth in the section entitled Risk Factors in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," constitute cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to vary materially from the future results indicated in such forward-looking statements. Other factors could also cause actual results to vary materially from the future results indicated in such forward-looking statements.

We maintain a website at www.enzon.com to provide information to the general public and our stockholders on our products, resources and services along with general information on Enzon and its management, career opportunities, financial results and press releases. Copies of our most recent Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q or our other reports filed with the Securities and Exchange Commission, or SEC, can be obtained, free of charge as soon as reasonably practicable after such material is electronically filed with, or furnished to the SEC, from our Investor Relations Department by calling 908-541-8777, through an e-mail request from our website at www.enzon.com/request or through the SEC's website by clicking the direct link from our website at www.enzon.com/request or directly from the SEC's website at www.sec.gov. Our website and the information contained therein or connected thereto are not intended to be incorporated into this Annual Report on Form 10-K.

PART I

Item 1. BUSINESS

Overview

We are a biopharmaceutical company that develops, manufactures and markets human therapeutics for life-threatening diseases on our own and through strategic partnerships. We are currently executing a dual-pronged strategy designed to broaden our revenue stream and expand our product pipeline through both internal research and development efforts and the execution of strategic transactions. In November 2002, we completed our acquisition of the North American rights to ABELCET® from Elan Corporation plc ("Elan"). The purchase included the operating assets associated with the development, manufacture, sales and marketing of ABELCET in North America, including a 56,000 square foot manufacturing facility in Indianapolis, Indiana. Additionally, we hired certain Elan sales and plant personnel as part of the acquisition.

We market four human therapeutic products through two specialized sales forces, ABELCET® (amphotericin B lipid complex injection), ONCASPAR® (peg-L-asparaginase), ADAGEN® (pegademase bovine injection) and DEPOCYT® (cytarabine liposome injection). We also receive royalties on sales of PEG-INTRON®, an enhanced version of Schering-Plough's alpha-interferon 2a product, INTRON® A, that uses our proprietary PEG technology, as well as a share of certain revenues received by Nektar Therapeutics ("Nektar") on sales of Hoffmann-La Roche's PEG-enhanced version of alpha-interferon 2b, PEGASYS®.

ABELCET is a lipid complex formulation of amphotericin B used primarily in the hospital to treat immuno-compromised patients with invasive fungal infections. It is indicated for the treatment of invasive systemic fungal infections in patients who are intolerant of conventional amphotericin B therapy or for whom conventional amphotericin B therapy has failed. ABELCET provides patients with the broad-spectrum efficacy of conventional amphotericin B, while causing significantly lower kidney toxicity than amphotericin B. ONCASPAR is a PEG-enhanced version of a naturally occurring enzyme called L-asparaginase. It is currently approved in the U.S., Canada, and Germany and is used in conjunction with other chemotherapeutics to treat patients with acute lymphoblastic leukemia who are hypersensitive or allergic to native or unmodified forms of L-asparaginase. ADAGEN is used to treat patients afflicted with a type of Severe Combined Immunodeficiency Disease, or SCID, also known as the Bubble Boy Disease, which is caused by the chronic deficiency of the adenosine deaminase enzyme, or ADA. In December 2002, we acquired from SkyePharma, Inc. ("SkyePharma") the North American rights to DEPOCYT, an injectable chemotherapeutic approved for the treatment of patients with lymphomatous meningitis. SkyePharma is currently conducting Phase IV clinical studies that seek to expand the DEPOCYT label to include an indication for neoplastic meningitis.

PEG-INTRON is a PEG-enhanced version of Schering-Plough's alpha-interferon product, INTRON A. We have designed PEG-INTRON to allow for less frequent dosing and to yield greater efficacy as compared to INTRON A. Our worldwide partner for PEG-INTRON, Schering-Plough, has received approval in the United States and the European Union for PEG-INTRON as a monotherapy and for use in combination with REBETOL® (ribavirin, USP) capsules for the treatment of chronic hepatitis C in adult patients not previously treated with alpha-interferon. The product is currently in Phase III clinical trials for hepatitis C in Japan and is also being evaluated for use as long term maintenance monotherapy in cirrhotic patients that have failed previous treatment (COPILOT study). Schering-Plough is also conducting a Phase III clinical trial for PEG-INTRON for the treatment of high risk malignant melanoma, and earlier stage clinical trials for other indications, including HIV.

We focus our research and development efforts on human therapeutics for life threatening diseases through applications of our proprietary PEG and SCA technologies as well as technologies licensed from strategic partners. We have two compounds, PEG-Camptothecin and ATG FRESENIUS-S, which are expected to move into late stage clinical trials during fiscal 2004, as well as compounds at early stages that are being developed internally or in conjunction with strategic partners.

PEG-Camptothecin is a PEG-enhanced version of camptothecin, a compound in the class of molecules called topoisomerase I inhibitors. Camptothecin has been shown in clinical testing to be potent against certain tumor types, but its previous clinical development by others has been discontinued due to significant side effects and poor solubility. We have demonstrated in preclinical studies that PEG-Camptothecin preferentially accumulates in tumors and has comparable or better efficacy compared to other cytotoxic compounds, including currently marketed topoisomerase I inhibitors. We are currently conducting Phase II clinical trials for PEG-Camptothecin in gastric and gastroesophageal junction cancers as a monotherapy. We plan to initiate a pivotal clinical trial for PEG-Camptothecin in gastric and gastroesophageal cancers in the first half of calendar 2004.

During June 2003 we in-licensed the North American rights to develop ATG-FRESENIUS S, a polyclonal antibody preparation used for T-lymphocyte suppression in organ transplant patients, which is currently marketed by Fresenius Biotech ("Fresenius") in over 60 countries worldwide. ATG-FRESENIUS S has advantages over conventional monoclonal antibody products on the market because the product targets a range of antigens on activated T-cells and depletes T-cells that otherwise would result in an immunologic attack on the transplanted organ leading to its rejection. For solid organ transplantation, ATG-FRESENIUS S has been shown to be effective, typically leading to a substantial improvement of graft survival. Clinicians have recently demonstrated that ATG-FRESENIUS S can be administered conveniently as a single high dose just prior to the surgical procedure. Moreover, clinicians have reported using ATG-FRESENIUS S for conditioning regimens and prevention of graft versus host disease in bone marrow transplantation. We intend to pursue marketing approval for ATG-FRESENIUS S in the U.S. by initiating a Phase III clinical program for this product subject to, and in accordance with, the U.S. Food and Drug Administration (FDA) requirements during the first half of calendar year 2004.

We have also out-licensed our proprietary PEG and SCA technology on our own and through our strategic partners Nektar and Micromet AG ("Micromet"). There are currently two PEG products licensed through our Nektar partnership in late stage clinical trials, MACUGEN® (pegatanib) for age-related macular degeneration and diabetic macular edema and CDP-870, an anti-TNF therapy for rheumatoid arthritis, both of which are being developed by Pfizer.

We manufacture ABELCET, ADAGEN, and ONCASPAR in two facilities in the United States. DEPOCYT is manufactured by SkyePharma. PEG-INTRON is manufactured and marketed by Schering-Plough.

Marketed Products

ABELCET

ABELCET is a lipid complex formulation of amphotericin B used primarily in the hospital to treat immuno-compromised patients with invasive fungal infections. It is indicated for the treatment of invasive systemic fungal infections in patients who are intolerant of conventional amphotericin B therapy or for whom conventional amphotericin B therapy has failed. ABELCET provides patients with the broad-spectrum efficacy of conventional amphotericin B, while providing significantly lower kidney toxicity than amphotericin B.

We acquired the North American rights to ABELCET from Elan in November 2002 for $360.0 million, plus acquisition costs. As part of the acquisition, we also acquired the operating assets associated with the development, manufacture, sales and marketing of ABELCET in North America, including a 56,000 square foot manufacturing facility in Indianapolis, Indiana. In addition to North American distribution rights we also acquired the rights to develop the product in Japan.

The increase in severe fungal infections is primarily driven by advances in medical treatment, such as increasingly aggressive chemotherapy procedures and advances in organ and bone marrow transplantation procedures. These advances have caused an increase in the number of immuno-compromised patients who are at risk from a variety of fungal infections which are normally combated by an individual's healthy immune system. For these patients, such infections represent a major mortality risk.

Amphotericin B, the active ingredient in ABELCET, is a broad-spectrum polyene anti-fungal agent that is believed to act by penetrating the cell wall of a fungus, thereby killing it. In its conventional form, amphotericin B is particularly toxic to the kidneys, an adverse effect that often restricts the amount that can be administered to a patient. While still exhibiting residual nephrotoxicity, ABELCET is able to deliver therapeutic levels of amphotericin B while significantly reducing the kidney toxicity associated with the conventional drug.

It is suggested that the enhanced therapeutic index of ABELCET relative to conventional amphotericin B is due in part to the selective release of active amphotericin B at the sites of infection. This release may occur through the action of phospholipases that are released by the fungus itself or by activated host cells, including phagocytic, vascular smooth muscle, or capillary endothelial cells.

The clinical utility of ABELCET has been documented in a multi-center database developed for clinicians to share and exchange information regarding the clinical course of invasive fungal infections and clinical experience. The Collaborative Exchange of Antifungal Research (CLEAR®) database is one of the most comprehensive registries in fungal disease. CLEAR encompasses prospectively gathered data from a total of 3,514 patient records, collected from 1996 to 2000 from over 120 institutions in the United States and Canada.

The CLEAR database documents that ABELCET has had overall clinical response rates across a wide spectrum of fungal pathogens (both yeasts and molds) and has been efficacious and safe across the broadest spectrum of patients compared to other anti-fungals. Of particular significance, the CLEAR database documents the efficacy and safety of ABELCET in rapidly emerging, more difficult to treat pathogens such as fusarium, zygomycetes, and candida infections that are resistant to other anti-fungal treatments. The CLEAR database is the largest known registry that has studied these emerging fungal pathogens.

ONCASPAR

ONCASPAR, is a PEG-enhanced version of a naturally occurring enzyme called L-asparaginase. It is currently approved in the U.S., Canada and Germany and is used in conjunction with other chemotherapeutics to treat patients with acute lymphoblastic leukemia who are hypersensitive or allergic to native, i.e., unmodified, forms of L-asparaginase. During 2002, we amended our license agreement with Aventis Pharmaceuticals, Inc. U.S. ("Aventis") to reacquire the rights to market and distribute ONCASPAR in the United States, Canada, Mexico and the Asia/Pacific region in return for a payment of $15.0 million and a royalty of 25% on our net sales of the product through 2014. MEDAC GmbH has the exclusive right to market ONCASPAR in most of Europe and parts of Asia.

L-asparaginase is an enzyme which depletes the amino acid asparagine upon which certain leukemic cells are dependent for survival. Other companies market unmodified L-asparaginase in the U.S. for pediatric acute lymphoblastic leukemia and in Europe to treat adult acute lymphoblastic leukemia and non-Hodgkin's lymphoma, as well as pediatric acute lymphoblastic leukemia. The therapeutic value of unmodified L-asparaginase is limited by its short half-life, which requires every-other-day injections, and its propensity to cause a high incidence of allergic reactions. We believe that ONCASPAR offers significant therapeutic advantages over unmodified L-asparaginase. ONCASPAR has a significantly increased half-life in blood, allowing every-other-week administration, and it causes fewer allergic reactions.

ADAGEN

ADAGEN, is used to treat patients afflicted with a type of Severe Combined Immunodeficiency Disease, or SCID, also known as the Bubble Boy Disease, which is caused by the chronic deficiency of the adenosine deaminase enzyme, or ADA. ADAGEN represents the first successful application of enzyme replacement therapy for an inherited disease. SCID results in children being born without fully functioning immune systems, leaving them susceptible to a wide range of infectious diseases. Currently, the only alternative to ADAGEN treatment is a well-matched bone marrow transplant. Injections of unmodified ADA are not effective because of its short circulating life (less than 30 minutes) and the potential for immunogenic reactions to a bovine-sourced enzyme. The attachment of PEG to ADA allows ADA to achieve its full therapeutic effect by increasing its circulating life and masking the ADA to avoid immunogenic reactions.

The ADA enzyme in ADAGEN is obtained from bovine intestine. We purchase this enzyme from the world's only FDA-approved supplier, Hoffman-LaRoche Diagnostic GmbH, which until 2002 supplied ADA derived from cattle in Germany. In November 2000, bovine spongiform encephalopathy ("BSE"), also known as mad cow disease, was detected in certain cattle herds in Germany. During 2002, in order to comply with FDA requirements, our supplier secured a new source of bovine intestines from New Zealand, which has no confirmed cases of BSE in its cattle herds. There is evidence of a link between the agent that causes BSE in cattle and a new variant form of Creutzfeld-Jakob disease or nvCJD in humans. Based upon the use of certain purification steps taken in the manufacture of ADAGEN and from our analysis of relevant information concerning this issue, we consider the risk of product contamination to be extremely low. However, the lengthy incubation period of BSE and the absence of a validated test for the BSE agent in pharmaceutical products make it impossible to be absolutely certain that ADAGEN is free of the agent that causes nvCJD. To date, cases of nvCJD have been rare in the United Kingdom, where large numbers of BSE-infected cattle are known to have entered the human food chain. To date, no cases of nvCJD have been linked to ADAGEN or, to our knowledge, any other pharmaceutical product, including vaccines manufactured using bovine derived materials from countries where BSE has been detected.

We are marketing ADAGEN on a worldwide basis. We utilize independent distributors in certain territories including the United States, Europe and Australia. Currently, 76 patients in twelve countries are receiving ADAGEN therapy. We believe many newborns with ADA-deficient SCID go undiagnosed and we are therefore focusing our marketing efforts for ADAGEN on new patient identification.

Our permit issued by the United States Department of Agriculture ("USDA") to import ADA expired in March 2003. We currently have more than six months supply of ADA enzyme in inventory and have applied for a new import permit from the USDA. We cannot guarantee that such import permit will be issued. If the USDA fails to issue a new import permit or if our sole supplier is unable or unwilling to continue supplying us with ADA, it is likely that we will be unable to produce or distribute ADAGEN once we utilize our current inventory of ADA enzyme.

DEPOCYT

In December 2002, we acquired the North American rights to DEPOCYT from SkyePharma. DEPOCYT is an injectable chemotherapeutic approved for the treatment of patients with lymphomatous meningitis. It is a sustained release formulation of the chemotherapeutic agent, cytarabine or Ara-C. DEPOCYT gradually releases cytarabine into the cerebral spinal fluid (CSF) resulting in a significantly extended half-life, prolonging the exposure to the therapy and allowing for more uniform CSF distribution. This extends the dosing interval to once every two weeks, as compared to the standard twice-weekly intrathecal chemotherapy dosing of cytarabine.

Lymphomatus meningitis is a debilitating form of neoplastic meningitis, which is a complication of many cancers. Neoplastic meningitis may result in spinal cord dysfunction, cranial neuropathies and cerebral hemispheric dysfunction, and is characterized by such symptoms as numbness or weakness in the extremities, pain, sensory loss, double vision, loss of vision, hearing problems, headaches and other problems. Autopsy studies indicate that 8% of all cancer patients will develop neoplastic meningitis.

In a randomized, multi-center trial of patients with lymphomatous meningitis, treated either with 50 mg of DEPOCYT administered every 2 weeks or standard intrathecal chemotherapy administered twice a week, results showed that DEPOCYT achieved a complete response rate of 41% compared with a complete response rate of 6% for unencapsulated cytarabine. In this study, complete response was prospectively defined as (i) conversion of positive to negative CSF cytology and (ii) the absence of neurologic progression. DEPOCYT has also demonstrated an increase in the time to neurologic progression of 78.5 days for DEPOCYT versus 42 days for unencapsulated cytarabine. There are no controlled trials, however, that demonstrate a clinical benefit resulting from this treatment, such as improvement in disease related symptoms, increased time to disease progression, or increased survival.

PEG-INTRON

PEG-INTRON is a PEG-enhanced version of Schering-Plough's recombinant alpha-interferon product called INTRON A. Linking INTRON-A to PEG results not only in a prolonged half-life, allowing for once weekly dosing, but also greater efficacy as compared to unmodified INTRON-A. Schering-Plough currently markets INTRON A for 16 major antiviral and oncology indications worldwide. Historically the largest indication for INTRON A is hepatitis C. INTRON A is also used to treat certain types of cancer. Our worldwide partner for PEG-INTRON, Schering-Plough, has received approval for the treatment of adult patients with chronic hepatitis C as a monotherapy and in combination with REBETOL capsules in the United States and the European Union. Schering-Plough is currently conducting late-stage clinical trials of PEG-INTRON for the treatment of hepatitis C in Japan, and has announced that it expects to file for approval of PEG-INTRON in that country in the near term. Schering-Plough is also evaluating PEG-INTRON as a long term maintenance monotherapy (COPILOT study) and in a separate study is evaluating PEG-INTRON in combination with REBETOL in hepatitis C patients who did not respond to or had relapsed following previous interferon-based therapy. Schering-Plough is conducting a Phase III clinical trial in the U.S. of PEG-INTRON for the treatment of malignant melanoma and is conducting earlier stage clinical trials for other indications, including HIV.

Under our licensing agreement with Schering-Plough, we have earned milestone payments and we receive royalties on Schering-Plough's worldwide sales of PEG-INTRON. Schering-Plough is responsible for all manufacturing, marketing and development activities for PEG-INTRON.

Hepatitis C

According to an article published in the New England Journal of Medicine, approximately 3.9 million people in the United States are infected with the hepatitis C virus. Approximately 2.7 million of these people are characterized as having chronic hepatitis C infection. We believe that the number of people infected with the hepatitis C virus in Europe is comparable to that in the United States. It is also estimated that approximately 2.0 million people in Japan are infected with hepatitis C. According to the World Health Organization, there are approximately 170 million chronic cases of hepatitis C worldwide. A substantial number of people in the United States who were infected with hepatitis C more than 10 years ago are thought to have contracted the virus through blood transfusions. Prior to 1992, the blood supply was not screened for the hepatitis C virus. In addition, the majority of people infected with the virus are thought to be unaware of the infection because the hepatitis C virus can incubate for 10 or more years before patients become symptomatic. Schering-Plough estimates that only 10 to 15 percent of patients with hepatitis C have been treated.

The COPILOT (Colchicine versus PEG-INTRON Long-Term) long term maintenance monotherapy study is evaluating maintenance monotherapy with PEG-INTRON in hepatitis C patients with advanced cirrhosis. In this study, 250 patients with advanced cirrhosis who had previously failed interferon-based therapy have been randomized to two groups: 130 patients receive once-weekly PEG-INTRON (0.5 mcg/kg) and 120 patients receive twice-daily colchicine (0.6 mg). At the end of one year of treatment, the PEG-INTRON group had a reduction in detectable virus (HCV RNA), while the virus levels in the colchicine group remained the same. This study is ongoing.

Schering-Plough has reported results of a clinical study comparing PEG-INTRON plus REBETOL to REBETRON® combination therapy containing REBETOL capsules and INTRON A. When analyzed based upon optimal body weight dosing, 61% of patients treated with PEG-INTRON plus REBETOL had sustained virologic response compared to 47% of patients treated with REBETRON combination therapy who had sustained virologic response. When the results of this clinical trial were analyzed without using optimal body weight dosing, 54% of the patients treated with PEG-INTRON plus REBETOL had sustained virologic response compared to 47% of patients treated with REBETRON who had sustained virologic response. Of the patients in this study who received at least 80% of their treatment of PEG-INTRON plus REBETOL, 72% had sustained virologic response compared to sustained virologic response in 46% of patients who received less than 80% of their treatment.

During June 2002, the National Institutes of Health (NIH) issued a consensus statement asserting that the most effective treatment for hepatitis C is combination therapy with PEGylated interferon and ribavirin for a period of 48 weeks. The consensus statement also provided recommendations on how to broaden the treatment population as well as how to prevent transmission of the virus.

Hoffmann-La Roche markets a PEGylated version of its alpha-interferon product ROFERON®-A, called PEGASYS, in both North America and Europe that competes directly with PEG-INTRON. Schering-Plough and Hoffmann-LaRoche have been the major competitors in the global alpha-interferon hepatitis C market since the approval of INTRON A and ROFERON-A. Based on published prescription data, PEG-INTRON currently accounts for the majority share of prescriptions written in the United States. Since its launch in December 2002 PEGASYS has taken market share away from PEG-INTRON and the overall market for pegylated alpha-interferon in the treatment of Hepatitis C has not increased sufficiently so as to offset the effect the increasing PEGASYS sales have had on sales of PEG-INTRON. As a result, quarterly sales of PEG-INTRON and the royalties we receive on those sales have flattened or declined in recent quarters. We cannot assure you that PEGASYS will not continue to gain market share at the expense of PEG-INTRON which could result in lower PEG-INTRON sales and royalties to us.

Schering-Plough recently announced plans to initiate a clinical study involving 2,880 patients that will directly compare PEG-INTRON versus PEGASYS, both used in combination with ribavirin. Schering-Plough Research Institute, in collaboration with leading medical centers, will conduct the comparative study in response to requests by the hepatitis C medical and patient communities, and to clear up misperceptions in the marketplace about these two treatments. The trial will compare the efficacy and safety of individualized weight-based dosing with PEG-INTRON and REBETOL versus PEGASYS, which is administered as a flat dose to all patients regardless of individual body weight, and COPEGUS® (ribavirin, USP) dosed either at 1,000 mg or 1,200 mg, in U.S. patients with genotype

1 chronic hepatitis C.

Cancer

INTRON A is also used in the treatment of cancer. Of the 16 indications for which INTRON A is approved throughout the world, 12 are cancer indications. Currently, INTRON A is approved in the U.S. for four cancer indications and used in some cases for other indications on an off-label basis. The four indications for which INTRON A is approved in the U.S. are late stage malignant melanoma, follicular NHL (low grade), chronic myelogenous leukemia and AIDS-related Kaposi's sarcoma.

In June 2001, we reported that Schering-Plough completed its Phase III study comparing PEG-INTRON to INTRON A in patients with newly diagnosed chronic myelogenous leukemia, or CML. In this study, PEG-INTRON administered once weekly demonstrated clinical comparability to INTRON A administered daily, with a comparable safety profile. Despite demonstrating clinical comparability, the efficacy results for PEG-INTRON did not meet the protocol-specified statistical criteria for non-inferiority, the primary endpoint of the study. The major cytogenic response rates at month 12 for both PEG-INTRON and INTRON A were similar to those previously reported in the literature for alpha-interferon.

In addition to conducting this Phase III study of PEG-INTRON in CML, Schering-Plough has advised us that it is working with independent investigators to research initiatives with PEG-INTRON in oncology indications through a comprehensive medical affairs program. This program includes ongoing studies with PEG-INTRON in high-risk melanoma, myeloma and non-Hodgkin's lymphoma, both as a monotherapy and in combination with other agents. Schering-Plough is currently conducting a Phase III clinical trial of PEG-INTRON for high-risk malignant melanoma.

Published data from a Phase I clinical trial of PEG-INTRON in various cancer types have shown that some patients who previously did not respond to unmodified INTRON A treatment did respond to PEG-INTRON. In that trial, PEG-INTRON was administered once per week as opposed to up to five times per week, which is a typical therapy regimen using unmodified INTRON A, and we expect that the once per week dosing regimen may be used in treating various cancer types.

Potential Other Indications

We believe that PEG-INTRON may have potential in treating other diseases, including HIV, hepatitis B and multiple sclerosis. A Phase I clinical trial of PEG-INTRON has been conducted for HIV. In this study, 58% of the 30 patients had substantial reductions in their levels of HIV after adding a weekly injection of PEG-INTRON to their combination treatments.

Products Under Development

PEG-CAMPTOTHECIN

PEG-Camptothecin, which we have trademarked as PROTHECAN, is a PEG-enhanced version of camptothecin, a small molecule that is a potent anticancer compound in the class of topoisomerase I inhibitors. Camptothecin was originally developed at the National Institutes of Health and is now off patent.

For many years, camptothecin has been known to be a very cytotoxic agent but its low solubility and toxicity has rendered the product not suitable for human use. Two camptothecin derivatives, topotecan and irinotecan, have been approved by the FDA for the treatment of small-cell lung, ovarian and colorectal cancers. These two products together achieved 2002 worldwide sales of approximately $970 million.

We have linked PEG and camptothecin so that it forms a prodrug, i.e., a compound that is converted into the active drug within the body. The PEG component confers a long circulating half-life and allows the compound to accumulate in tumor sites. Animal tests have shown that PEG-Camptothecin has better or equal efficacy compared to other cytotoxic compounds, including other topoisomerase I inhibitors. We are currently conducting a Phase II clinical trial of PEG-Camptothecin in gastric and gastroesophageal junction cancers.

In parallel, we intend to initiate a second study in the first half of calendar 2004 that will evaluate PEG-Camptothecin in patients whose disease progressed following prior chemotherapy. One of the two patients who achieved a partial response in the Phase II study had a tumor that reoccurred following a prior chemotherapy. We are is focusing the PEG-Camptothecin development program on second line therapy for gastric and gastroesophageal junction cancers, as there are no single-agent drug approvals for these indications.

The annual incidence of adenocarcinoma of the stomach and gastroesophaeal junction is approximately 800,000 new cases worldwide, with approximately 24,000 of these occurring in the United States. The median survival for patients with advanced stages of these cancers from the time of diagnosis is approximately 7-8 months, and there is currently no drug approved for second line treatment.

We are seeking Orphan Drug designation for PEG-Camptothecin under the Orphan Drug Act. Orphan drug designation is administered by the FDA and is granted to applicants when the prevalence of the disease is less than 200,000 patients in the United States. The Orphan Drug Act provides for seven years of marketing exclusivity in the United States upon FDA approval of the product, as well as certain potential additional financial and tax benefits.

Based on the clinical results to date for PEG-Camptothecin we plan to focus our current clinical trial program on gastric and gastroesophageal junction cancers and will no longer pursue our work in the areas of pancreatic, small-cell lung, and non-small-cell lung cancers. We will continue to consider other potential indications for PEG-Camptothecin, as warranted, as clinical data become available.

ATG-FRESENIUS S

ATG-FRESENIUS S is a polyclonal antibody preparation used for T-lymphocyte suppression in organ transplant patients, which we in-licensed in June 2003 for North American development and marketing from Fresenius Biotech ("Fresenius"). ATG-FRESENIUS S was first approved in September 1983 in Germany for the prevention and treatment of acute rejection in solid organ transplantation. To date, more than 40,000 patients in over 60 countries outside the United States have used ATG-FRESENIUS S. Currently, the product is not approved for use in North America.

Dramatic advances in immunology, surgery, and tissue preservation have transformed organ transplantation from experimental to routine over the past few decades. Of the world's seven major pharmaceutical markets (U.S., France, Germany, Italy, Spain, UK, and Japan), the U.S. is by far the single largest solid organ transplant market. 2002 data indicates that the U.S. accounted for over 24,000 organ transplantations. Of this total, the majority were kidney transplants.

The immune system includes a host of targets that are impacted by the transplant process. Monoclonal antibodies will, by definition, target only one specific receptor such as the IL-2 receptor (Simulect/Zenepax). ATG-FRESENIUS S is a polyclonal antibody preparation that binds to a number of targets simultaneously, providing potentially enhanced efficacy through a more comprehensive treatment of the immunological cascade. THYMOGLOBULIN® (anti-thymocite globulin), which is marketed by Genzyme in the U.S., is the only polyclonal antibody preparation currently approved for this indication by the FDA. ATG-FRESENIUS S differs from Thymoglobulin in a number of significant ways, leading us to believe it will emerge successfully in the clinic and allow us to compete in the market effectively.

We will be responsible for North American clinical development and regulatory approval, and Fresenius will be responsible for supplying the drug and all manufacturing aspects necessary to obtain U.S. regulatory approval. For the first indication (prevention of rejection in kidney transplants) Fresenius will provide clinical supplies at no charge to us. We are is obligated to make milestone payments to Fresenius of $1.0 million upon FDA approval of the Investigational New Drug Application ("IND") and $1.0 million upon submission of the Biologics License Application ("BLA").

Other PEG Products

Our PEG technology may be applicable to other potential products. We are currently conducting preclinical studies with respect to additional PEG-enhanced compounds. We will continue to seek opportunities to develop and commercialize other PEG-enhanced products on our own and through co-commercialization partnerships.

Inhaled Leuprolide

As part of our strategic alliance with Nektar, we have agreed to jointly develop up to three compounds using Nektar's pulmonary or super-critical fluid platforms. The first compound currently under development is a Nektar formulation of leuprolide acetate, a peptide analog used to treat prostate cancer and endometriosis.

Nektar is currently conducting preclinical studies on the compound that will be used to file a U.S. IND. Nektar is responsible for all costs to bring the product to the IND stage as well as formulation and manufacturing of the product. We will be responsible for the clinical development, regulatory filings and commercialization of the final product.

Research and Development

To date, our primary sources of new products have been our internal research and development activities and the licensing of compounds from third parties, such as ATG-FRESENIUS S. Research and development expenses for the fiscal years ended June 30, 2003, 2002 and 2001 were approximately $21.0 million, $18.4 million and $13.1 million, respectively.

Our research and development activities during fiscal 2003 concentrated primarily on the Phase II clinical trials of PEG-Camptothecin, preclinical studies, and continued research and development of our proprietary technologies. We expect our research and development expenses for fiscal 2004 and beyond will be at significantly higher levels as PEG-Camptothecin and ATG FRESENIUS S enter late stage clinical trials and additional compounds enter clinical trials.

Our internal research and development activities focus on applying our proprietary PEG and SCA technologies to a pipeline of development candidates as well as development of products using technology licensed from third parties such as SkyePharma and Nektar.

Proprietary Technologies

PEG Technology

Our proprietary PEG technology involves the covalent attachment of PEG to therapeutic proteins or small molecules for the purpose of enhancing therapeutic value. PEG is a relatively non-reactive and non-toxic polymer that is frequently used in food and pharmaceutical products. We have demonstrated, both in our marketed products and our products under development, that for some proteins and small molecules, we can impart significant pharmacologic advantages over the unmodified forms of the compound by modifying a compound using our PEG technology.

These advantages include:

- extended circulating life,
- lower toxicity,
- increased drug stability, and
- enhanced drug solubility.



A depiction of a PEG-enhanced molecule.

For years, we have applied and continually improved our PEG technology to engineer macromolecules to improve the pharmacologic characteristics of potential or existing macromolecule therapeutics. We modify macromolecules with PEG for the purpose of prolonging half-life and reducing toxicities. In some cases, PEG can render a macromolecule therapeutically effective, where the unmodified form had only limited clinical utility. For example, some macromolecules frequently induce an immunologic response rendering them therapeutically ineffective. When PEG is attached, it disguises the macromolecule and reduces recognition by the patient's immune system. PEG conjugation can also reduce dosing frequency and delay clearance of the active drug resulting in an improved therapeutic effect.

We have also developed a PEG technology that allows us to apply PEG to small molecules. We are currently applying this technology to develop PEG-enhanced versions of anti-cancer compounds. Like macromolecules, many anti-cancer compounds of potentially significant therapeutic value possess undesired pharmacologic characteristics such as toxicity, poor solubility, and limited half-life. The attachment of PEG to anti-cancer compounds extends their circulatory life and, at the same time, greatly increases the solubility of these compounds. We attach PEG to anti-cancer compounds by means of proprietary chemistries that are designed to temporarily inactivate the compound, and then release it over time in the proximity of the targeted tissue. By inactivating and then reactivating the compound in the body we create a prodrug version of such compounds. These attributes may significantly enhance the therapeutic value of new and already marketed drugs with otherwise limited utility. We believe that this technology has broad utility and that it can be applied to a wide range of small molecules, such as:

- cancer chemotherapy agents,
- antibiotics,

- anti-fungals, and
- immunosuppressants.

We possess significant expertise and intellectual property in the methods by which PEG can be attached to a compound, the selection of appropriate sites on the compound to which PEG is attached, and the amount and type of PEG used to tailor the PEG technology to produce the desired results for the particular substance being modified. If PEG is attached to the wrong site on a compound, or if the PEG is linked with an inappropriate chemical linker, it can result in a loss of the macromolecule's activity or therapeutic effect.

SCA Technology

Antibodies are proteins produced by the immune system in response to the presence in the body of antigens, such as bacteria, viruses or other disease causing agents. Antibodies of identical molecular structure that bind to a specific target are called monoclonal antibodies. Over the past few years, several monoclonal antibodies have been approved for therapeutic use and have achieved significant clinical and commercial success. Much of the clinical utility of monoclonal antibodies results from the affinity and specificity with which they bind to their targets, as well as a long circulating life due to their relatively large size and their so-called effector function. Monoclonal antibodies, however, are not well suited for use in indications where a short half-life is advantageous or where their large size inhibits them physically from reaching the area of potential therapeutic activity.

SCAs are genetically engineered proteins designed to expand on the therapeutic and diagnostic applications possible with monoclonal antibodies. SCAs have the binding specificity and affinity of monoclonal antibodies and, in their native form, are about one-fifth to one-sixth of the size of a monoclonal antibody, typically giving them very short half-lives. SCAs differ from monoclonal antibodies in various respects, which may offer benefits for certain applications:

- faster clearance from the body,
- greater tissue penetration for both diagnostic imaging and therapy,
- a significant decrease in immunogenicity when compared with mouse-based antibodies,
- easier and more cost effective scale-up for manufacturing when compared with monoclonal antibodies,
- enhanced screening capabilities which allow for the more rapid assessment of SCA proteins of desired specificity using high throughput screening methods, and
- the potential for non-parenteral application.


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Comparison of a standard monoclonal antibody and a single-chain antibody.

In addition to these benefits, fully human SCAs can be isolated directly from human SCA libraries without the need for re-cloning or humanization procedures. In specific formats, SCAs are also suitable for intracellular expression allowing for their use, among other things, as inhibitors of gene expression.

We, along with numerous other academic and industrial laboratories, have demonstrated through *in vitro* testing the binding specificity of dozens of SCAs. We, in collaboration with the National Cancer Institute, have shown in published preclinical studies that SCAs localize to specific tumors and rapidly penetrate the tumors.

SCAs Under Development

During April 2002, we entered into a multi-year strategic collaboration with Micromet, a private company based in Munich, Germany. Under the terms of the agreement, Enzon and Micromet will combine their significant patent estates and complementary expertise in single chain antibody technology. The collaboration will focus on the development of two clinical product candidates within the first 30 months of the collaboration. Together with Micromet, we have established a new 25 person research and development unit in Micromet's facility in Germany. Enzon and Micromet will share the costs of the collaboration equally, as well as in any future revenues generated through the collaboration.

To date, we have granted SCA product licenses to more than 15 companies, including Baxter Healthcare and Eli Lilly. These product licenses generally provide for upfront payments, milestone payments and royalties on sales of any SCA products developed. Some of the areas being explored with SCAs are cancer therapy, cardiovascular indications and AIDS.

One of our licensees, Alexion Pharmaceuticals, Inc. ("Alexion"), is developing an SCA directed against complement protein C5, which is a component of the body's normal defense against foreign pathogens. Inappropriate complement activation during cardiopulmonary bypass and myocardial infarction can lead to clinical problems. In August of 2003, Alexion announced preliminary results of its Phase III study in a multinational trial consisting of more than 3,000 patients undergoing coronary artery bypass graft ("CABG") surgery with cardiopulmonary bypass. The primary endpoint in this trial was a composite of the incidence of death or myocardial infarction, measured at 30 days post-procedure, in patients undergoing CABG without concomitant valve surgery. Although there was reduction in the primary endpoint, it was not achieved with statistical significance. However, key pre-specified secondary endpoints consisting of the same composite in the total study population, which included all patients undergoing CABG with or without concomitant valve surgery, were achieved. Several other pre-specified secondary endpoints were met as well. Alexion and it's partner, Procter & Gamble Pharmaceuticals, are working on completion of the final data analysis and plan to discuss the data with the FDA.

Licenses and Strategic Partnerships

Schering-Plough Agreement

In November 1990, we entered into an agreement with Schering-Plough under which Schering-Plough agreed to apply our PEG technology to develop a modified form of Schering-Plough's INTRON A. Schering-Plough is responsible for conducting and funding the clinical studies, obtaining regulatory approval and marketing and manufacturing the product worldwide on an exclusive basis and we are entitled to receive royalties on worldwide sales of PEG-INTRON for all indications. The royalty percentage to which we are entitled will be lower in any country where a pegylated alpha-interferon product is being marketed by a third party in competition with PEG-INTRON, where such third party is not Hoffmann-La Roche.

In June 1999, we amended our agreement with Schering-Plough, which resulted in an increase in the effective royalty rate that we receive for PEG-INTRON sales. In exchange, we relinquished our option to retain exclusive U.S. manufacturing rights for this product. In addition, we granted Schering-Plough a non-exclusive license under some of our PEG patents relating to Branched or U-PEG technology. This license gave Schering-Plough the ability to sublicense rights under these patents to any party developing a competing interferon product. During August 2001, Schering-Plough, pursuant to a cross license agreement entered into as part of the settlement of certain patent lawsuits, granted Hoffmann-La Roche a sublicense under our branched PEG patents to allow Hoffmann-La Roche to make, use, and sell its pegylated alpha-interferon product, PEGASYS.

Under this agreement, Schering-Plough was obligated to and has paid us a total of $9.0 million in milestone payments, none of which are refundable. Schering-Plough's obligation to pay us royalties on sales of PEG-INTRON terminates, on a country-by-country basis, upon the later of the date the last patent of ours to contain a claim covering PEG-INTRON expires in the country or 15 years after the first commercial sale of PEG-INTRON in such country. Schering-Plough has the right to terminate this agreement at any time if we fail to maintain the requisite liability insurance of $5.0 million. Either party may terminate the agreement upon a material breach of the agreement by the other party that is not cured within 60 days of written notice from the non-breaching party or upon declaration of bankruptcy by the other party.

Aventis License Agreements

During 2002, we amended our license agreement with Aventis to reacquire the rights to market and distribute ONCASPAR in the United States, Mexico, Canada and the Asia/Pacific region. In return for the marketing and distribution rights we paid Aventis $15.0 million and pay a 25% royalty on net sales of ONCASPAR through 2014. The license agreement may be terminated by Aventis earlier upon 60 days' notice if we fail to make the required royalty payments or we decide to cease selling ONCASPAR. Following the expiration of the agreement in 2014, all rights will revert back to Enzon, unless the agreement is terminated earlier because we fail to make royalty payments or cease to sell ONCASPAR. Prior to the amendment, Aventis was responsible for marketing and distribution of ONCASPAR. Under the previous agreement, Aventis paid us a royalty on net sales of ONCASPAR of 27.5% on annual sales up to $10.0 million and 25% on annual sales exceeding $10.0 million. These royalty payments included Aventis' cost of purchasing ONCASPAR from us under a supply agreement.

The amended license agreement prohibits Aventis from making, using or selling an asparaginase product in the U.S. or a competing PEG-asparaginase product anywhere in the world until the later of the expiration of the agreement or, if the agreement is terminated earlier, five years after termination. If we cease to distribute ONCASPAR or if we fail to make the required royalty payments, Aventis has the option to distribute the product in the territories under the original license.

MEDAC License Agreement

In January 2003, we renewed an exclusive license to MEDAC to sell ONCASPAR and any PEG-asparaginase product developed by us or MEDAC during the term of the agreement in most of Europe and part of Asia. Our supply agreement with MEDAC provides for MEDAC to purchase ONCASPAR from us at certain established prices. Under the license agreement, MEDAC is responsible for obtaining additional approvals and indications in the licensed territories, beyond the currently approved hypersensitive indication in Germany. Under the agreement, MEDAC is required to meet certain minimum purchase requirements. The term of the agreement is for five years and will automatically renew for an additional five years if MEDAC meets or exceeds certain diligence requirements and thereafter the agreement will automatically renew for an additional two years unless either party provides written notice of its intent to terminate the agreement at least 12 months prior to the scheduled expiration date. Following the expiration or termination of the agreement, all rights granted to MEDAC will revert back to Enzon.

Fresenius Development and Supply Agreement

In June 2003 we entered into a development and supply agreement with Fresenius, which provides Enzon with exclusive development and distribution rights in North America for the monoclonal antibody ATG-FRESENIUS S. The agreement term is ten years, commencing upon FDA approval of the first indication for ATG-FRESENIUS S, with an option to extend the term for an additional ten years. The agreement may be terminated early by Enzon if it determines the project not to be feasible. In addition, either party may terminate the agreement early upon a material breach by the other party. If Fresenius terminates the agreement upon a material breach by Enzon, Enzon will be obligated to transfer to Fresenius any IND or marketing approval that Enzon may have obtained. Further, Fresenius may terminate the agreement if Enzon fails to satisfy the following diligence requirements: (i) enrollment of the first patient for the first clinical trial within six months after the FDA has approved an IND for the first indication; and (ii) receipt of marketing approval in the U.S. within six years after the first IND is approved and the first patient enrolled.

Under this agreement, we are responsible for obtaining regulatory approval of the product in the U.S. We will make milestone payments to Fresenius of $1.0 million upon approval of the first IND and $1.0 million upon our submission of a biologics license application with the FDA, if any. Fresenius will be responsible for manufacturing and supplying the product to us and we are required to purchase all of the finished product from Fresenius for net sales of the product in North America. We will purchase finished product at 40% of net sales, which percentage can be reduced should certain defined sales targets be exceeded. We are required to purchase a minimum of $2.0 million of product in the first year after commercial introduction and $5.0 million in the second year, with no minimum purchase requirements thereafter. Fresenius will supply the product to us without charge for the clinical trials for the first indication. For subsequent trials, we will purchase the clinical supplies from Fresenius.

Micromet AG

In April 2002, we entered into a multi-year strategic collaboration with Micromet, a private company based in Munich, Germany, to identify and develop the next generation of antibody-based therapeutics, which will terminate on September 30, 2004. Under the terms of the agreement, Enzon and Micromet will combine their significant patent estates and complementary expertise in SCA and PEG technology to create a leading platform of therapeutic product candidates based on antibody fragments. Enzon and Micromet have established a new R&D unit located at Micromet's research facility in Germany. During the first phase of the collaboration we will focus on the generation of at least two clinical product candidates in therapeutic areas of common strategic interest. Enzon and Micromet will share equally the costs of research and development, and plan to share the revenues generated from technology licenses and from future commercialization of any developed products. Following the termination or expiration of the agreement, the rights to antibody-based therapeutics identified or developed by Enzon and Micromet will be determined in accordance with the United States rules of inventorship. In addition, Enzon will acquire the rights to any PEGylation inventions. The agreement can be terminated by either party upon a material breach of the agreement by the other party.

We hold core intellectual property in SCAs. These fundamental patents, combined with Micromet's key patents in SCA linkers and fusion protein technology, generate a compelling technology platform for SCA product development. Enzon and Micromet have entered into a cross-license agreement under our respective SCA intellectual property estates and expect to jointly market our combined SCA technology to third parties. Micromet will be the exclusive marketing partner and will institute a comprehensive licensing program on behalf of the partnership, for which the parties will share equally in the costs and revenues. Current licensees to Enzon and Micromet's SCA intellectual property include Alexion, Baxter Healthcare and Eli Lilly, among others. Several SCA molecules are in clinical trials. Alexion is currently performing final data analysis of a pivotal Phase III clinical study of an SCA in cardiopulmonary bypass surgery.

In addition to our license and collaboration agreements with Micromet we purchased an $8.3 million Micromet convertible note which bears interest at 3% and is payable in March 2006. This note is convertible at our option into Micromet common stock at a price of $1,015 per share.

Nektar Therapeutics (Formerly Inhale Therapeutic Systems, Inc.)

In January 2002, we entered into a broad strategic alliance with Nektar, formerly Inhale Therapeutic Systems, Inc. that includes the following components:

- The companies entered into a product development agreement to jointly develop three products to be specified over time using Nektar's Enhance™ pulmonary delivery platform and SEDS™ supercritical fluids platform. Nektar will be responsible for formulation development, delivery system supply, and in some cases, early clinical development. We will have responsibility for most clinical development and commercialization. This agreement terminates in January 2007 unless terminated earlier by either party upon 90 days notice of a material breach or 15 days notice of a payment default. Upon termination of the agreement, the obligations of the parties to conduct development activities will expire, but such termination shall not affect rights of either party that have accrued (*e.g.*, with respect to the ownership of intellectual property or the right to certain payments) prior thereto.
- The two companies will also explore the development of single-chain antibody (SCA) products for pulmonary administration.
- We have entered into a cross-license agreement with Nektar under which each party has crosslicensed to the other party certain patents. We also granted to

Nektar the right to grant sub-licenses under certain of our PEG patents to third parties. We will receive a royalty or a share of profits on final product sales of any products that use our patented PEG technology. We anticipate that we will receive 0.5% or less of Hoffmann-La Roche's sales of PEGASYS, which represents equal profit sharing with Nektar on this product. There are currently two PEG products licensed through our Nektar partnership in late stage clinical trials, MACUGEN, for age-related macular degeneration and diabetic macular edema, and CDP-870, an anti-TNF therapy for rheumatoid arthritis, both of which are being developed by Pfizer. We retain the right to use all of our PEG technology and certain of Nektar's PEG technology for our own product portfolio, as well as those products we develop in co-commercialization collaborations with third parties. This agreement expires upon the later of the expiration of the last licensed patent or the date the parties are no longer required to pay royalties. Either party may terminate the agreement upon a material breach of the agreement by the other party that is not cured within 90 days of the receipt of written notice from the non-breaching party or upon the declaration of bankruptcy by the other party.

- We purchased $40 million of newly issued Nektar convertible preferred stock in January 2002. The preferred stock is convertible into Nektar common stock at a conversion price of $22.79 per share. In the event Nektar's common stock price three years from the date of issuance of the preferred stock or earlier in certain circumstances is less than $22.79, the conversion price will be adjusted down, although in no event will it be less than $18.23 per share. Conversion of the preferred stock into common stock can occur anywhere from 1 to 4 years following the issuance of the preferred stock or earlier in certain circumstances. Under the cost method of accounting, investments are carried at cost and are adjusted only for other-than-temporary declines in fair value, distributions of earnings and additional investments. As a result of the continued decline in the price of Nektar's common stock, we determined during the three months ended December 31, 2002 that the decline in the value of our investment in Nektar was other than temporary. Accordingly, we recorded a write down of the carrying value of its investment in Nektar, which resulted in a non-cash charge of $27.2 million. The adjustment was calculated based on an assessment of the fair value of the investment at that time.
- The two companies also agreed in January 2002 to a settlement of the patent infringement suit we filed in 1998 against Nektar's subsidiary, Shearwater Polymers, Inc. Nektar has a license under the contested patents pursuant to the cross-license agreement. We received a one-time payment of $3.0 million from Nektar to cover expenses incurred in defending our branched PEG patents.

SkyePharma Agreements

In January 2003, we entered into a strategic alliance with SkyePharma, PLC based on a broad technology access agreement. The two companies will draw on their combined drug delivery technology and expertise to jointly develop up to three products for future commercialization. These products will be based on SkyePharma's proprietary platforms in the areas of oral, injectable and topical drug delivery, supported by technology to enhance drug solubility and Enzon's proprietary PEG modification technology, for which Enzon received a $3.5 million technology access fee. SkyePharma will receive a $2.0 million milestone payment for each product based on its own proprietary technology that enters Phase II clinical development. Certain research and development costs related to the technology alliance will be shared equally, as will future revenues generated from the commercialization of any jointly-developed products.

Effective December 31, 2002, we also licensed the North American rights to SkyePharma's DEPOCYT®, an injectable chemotherapeutic approved for the treatment of patients with lymphomatous meningitis. Under the terms of the agreement, we paid SkyePharma a license fee of $12.0 million. SkyePharma manufactures DEPOCYT and Enzon purchases finished product at 35% of net sales, which percentage can be reduced should a defined sales target be exceeded. We have recorded the $12.0 million license fee as an intangible asset, which is being amortized over a ten year period.

We are required to purchase minimum levels of finished product for calendar year 2003 equal to 90% of the previous year's sales of DEPOCYT by SkyePharma and finished product equal to $5.0 million in net sales for each subsequent calendar year ("Minimum Annual Purchases"). SkyePharma is also entitled to a milestone payment of $5.0 million if Enzon's sales of the product exceed a $17.5 million annual run rate for four consecutive quarters and an additional milestone payment of $5.0 million if Enzon's sales exceed an annualized run rate of $25.0 million for four consecutive quarters. We are also responsible for a $10.0 million milestone payment if the product receives approval for all neoplastic meningitis prior to December 31, 2006. This milestone payment will be incrementally reduced if the approval is received subsequent to December 31, 2006 to a minimum payment of $5.0 million for an approval after December 31, 2007. Enzon's license is for an initial term of ten years and is automatically renewable for successive two-year terms thereafter. Either party may terminate the agreement early upon a material breach by the other party, which breach the other party fails to cure within 60 days after receiving notice thereof. Further, SkyePharma will be entitled to terminate the agreement early if we fail to satisfy our Minimum Annual Purchases. In addition, we will be entitled to terminate the agreement early if a court or government agency renders a decision or issues an order that prohibits the manufacture, use or sale of the product in the U.S. If a therapeutically equivalent generic product enters the market and DEPOCYT's market share decreases, the parties will enter into good faith discussions in an attempt to agree on a reduction in our payment obligations to SkyePharma and a fair allocation of the economic burdens resulting from the market entry of the generic product. If we are unable to reach an agreement within 30 days, then either party may terminate the agreement, which termination will be effective 180 days after giving notice thereof. After termination of the agreement, the parties will have no further obligation to each other, except the fulfillment of obligations that accrued prior thereto (e.g., deliveries, payments, etc.). In addition, for six months after any such termination, we will have the right to distribute any quantity of product we purchased from SkyePharma prior to termination.

Elan Manufacturing Agreement

On November 22, 2002, we acquired the North American rights and operational assets associated with the development, manufacture, sales and marketing of ABELCET from Elan for $360.0 million plus acquisition costs. This transaction is being accounted for as a business combination. As a part of the ABELCET acquisition, we entered into a long-term manufacturing and supply agreement with Elan, whereby we continue to manufacture two products for Elan, ABELCET and MYOCET. Under the terms of the ABELCET acquisition agreement, Elan has retained the rights to market ABELCET in any markets outside of the US, Canada and Japan. ABELCET is approved for use in approximately 26 countries for primary and/or refractory invasive fungal infections.

Our agreement with Elan requires that we supply Elan with ABELCET and MYOCET through November 21, 2011. For the period from November 22, 2002 until June 30, 2004, we are supplying ABELCET and MYOCET at fixed transfer prices which approximate our manufacturing cost. From July 1, 2004 to the termination of the agreement, we will supply these products at our manufacturing cost plus fifteen percent.

The agreement also provides that until June 30, 2004, Enzon will calculate the actual product manufacturing costs on an annual basis and, to the extent that this amount is greater than the respective transfer prices, Elan will reimburse Enzon for such differences. Conversely, if such actual manufacturing costs are less than the transfer price, Enzon will reimburse Elan for such differences. In addition, for the period from closing of the acquisition until June 30, 2004, Elan is responsible for reimbursing Enzon for Elan's share of the plant's excess capacity. This calculation is based on Elan's portion of the total products manufactured at the plant.

Sales and Marketing

We have a United States sales and marketing team comprised of a hospital based sales force which markets ABELCET and a specialty oncology sales force which markets ONCASPAR and DEPOCYT. We have provided exclusive marketing rights to Schering-Plough for PEG-INTRON worldwide and to MEDAC GmbH for ONCASPAR in most of Europe and Asia. We do not market any products through the use of direct to consumer advertising.

ABELCET is utilized in the United States by over 2,300 hospitals, clinics and alternate care sites who treat patients with invasive fungal infections. In the United States, ABELCET is sold primarily to drug wholesalers who, in turn, sell the product to hospitals and certain other third parties. In some cases, ABELCET is sold by us directly to institutions. We maintain contracts with a majority of our customers which allows those customers to purchase product directly from wholesalers. These contracts generally provide for pricing based on annual purchase volumes.

ABELCET is currently being marketed by Elan in Canada under an agreement entered into as part of the ABELCET acquisition. Under the terms of this agreement, Elan's Canadian sales force is marketing ABELCET on our behalf in Canada and we receive a royalty based on those sales. This arrangement will continue until November 2003 at which time certain Elan sales personnel will be hired by us.

We market ONCASPAR and DEPOCYT in the U.S. through our specialty oncology sales force to hospital oncology centers, oncology clinics and oncology physicians. We utilize an independent distributor in the US who sells the products to these customers.

We are marketing ADAGEN on a worldwide basis. We utilize independent distributors in certain territories, including the United States, Europe and Australia.

Manufacturing and Raw Materials

In the manufacture of ABELCET, we couple amphotericin B with DMPC and DMPG (two lipid materials) to produce an injectable lipid complex formulation of amphotericin B. We have two suppliers of amphotericin B and have entered into a long-term supply agreement with our primary supplier. We also have two suppliers of the lipid materials, neither of which is under a long term supply agreement. We believe that the current levels of inventory that we maintain, coupled with having two suppliers of materials, should provide us with sufficient time to find an alternative supplier, if it becomes necessary.

In the manufacture of ADAGEN and ONCASPAR, we couple activated forms of PEG with unmodified proteins. We do not have a long-term supply agreement for the raw polyethylene glycol material that we use in the manufacturing of our PEG products. Instead, we maintain a level of inventory, which we believe should provide us sufficient time to find an alternate supplier of PEG, in the event it becomes necessary, without materially disrupting our business.

ADAGEN and ONCASPAR use our early PEG technology which is not as advanced as the PEG technology used in PEG-INTRON and our products under development. Due, in part, to certain limitations of using our earlier PEG technology, we have had and will likely continue to have certain manufacturing problems with ADAGEN and ONCASPAR.

Manufacturing and stability problems required us to implement voluntarily recalls for one batch of ADAGEN in March 2001 and certain batches of ONCASPAR in June 2002.

During 1998, we began to experience manufacturing problems with one of our FDA-approved products, ONCASPAR. The problems were due to increased levels of white particulates in batches of ONCASPAR, which resulted in an increased rejection rate for this product. During fiscal 1999, we agreed with the FDA to temporary labeling and distribution restrictions for ONCASPAR and instituted additional inspection and labeling procedures prior to distribution. During May 1999, the FDA required us to limit distribution of ONCASPAR to only those patients who are hypersensitive to native L-asparaginase. As a result of certain manufacturing changes we made, the FDA withdrew this distribution restriction in November 1999.

In July 1999, the FDA conducted an inspection of our manufacturing facility in connection with our product license for ADAGEN. Following that inspection, the FDA documented several deviations from Current Good Manufacturing Practices, known as cGMP, in a Form 483 report. We provided the FDA with a corrective action plan. In November 1999, the FDA issued a warning letter citing the same cGMP deviations listed in the July 1999 Form 483, but it also stated that the FDA was satisfied with our proposed corrective actions. As a result of the deviations, the FDA decided not to approve product export requests from us for ONCASPAR until it determined that all noted cGMP deviations were either corrected or in the process of being corrected. This restriction was removed in August 2000.

Since January 2000, the FDA and the MCA, the European equivalent of the FDA, have conducted follow-up inspections as well as routine inspections of our manufacturing facility related to ABELCET, ONCASPAR and ADAGEN. Following certain of these inspections, the FDA issued eight Form 483 reports, citing deviations from cGMP. We received the most recent Form 483 report in June 2003. We have or are in the process of responding to such reports with corrective action plans.

Patents and Intellectual Property Rights

Patents are very important to us in establishing the proprietary rights to the products we have developed or licensed. The patent position of pharmaceutical or biotechnology companies, including our position, can be uncertain and involve complex legal, scientific and factual questions. If our intellectual property positions are challenged, invalidated or circumvented, or if we fail to prevail in potential future intellectual property litigation, our business could be adversely affected. We have been issued 118 patents in the U.S., many of which have foreign counterparts. These patents, without extensions, are expected to expire beginning in 2004 through 2022. We have also filed and currently have pending 48 patent applications in the U.S. Under our license agreements, we have access to large portions of Micromet's and Nektar's patent estates as well as a small number of individually licensed patents. Of the patents owned or licensed by us, 7 relate to PEG-INTRON, 28 relate to ABELCET, 11 relate to PROTHECAN and 3 relate to DEPOCYT. Although we believe that our patents provide adequate protection for the conduct of our business, we cannot assure you that such patents:

- will be of substantial protection or commercial benefit to us,
- will afford us adequate protection from competing products, or
- will not be challenged or declared invalid.

We also cannot assure you that additional United States patents or foreign patent equivalents will be issued to us.

Patents for individual products extend for varying periods according to the date of patent filing or grant and the legal term of patents in the various countries where patent protection is obtained. The actual protection afforded by a patent, which can vary from country to country, depends upon the type of patent, the scope of its coverage and the availability of legal remedies in the country.

The expiration of a product patent or loss of patent protection resulting from a legal challenge normally results in significant competition from generic products against the covered product and, particularly in the U.S., can result in a significant reduction in sales of the pioneer product. In some cases, however, we can continue to obtain commercial benefits from:

- product manufacturing trade secrets;
- patents on uses for products;
- patents on processes and intermediates for the economical manufacture of the active ingredients;
- patents for special formulations of the product or delivery mechanisms and conversion of the active ingredient to OTC products.

The effect of product patent expiration or loss also depends upon:

- the nature of the market and the position of the product in it;
- the growth of the market;
- the complexities and economics of manufacture of the product; and
- the requirements of generic drug laws.

The patent covering our original PEG technology, which we had licensed from Research Corporation Technologies, Inc., contained broad claims covering the attachment of PEG to polypeptides. However, this United States patent and its corresponding foreign patents have expired. Based upon the expiration of the Research Corporation patent, other parties may make, use, or sell products covered by the claims of the Research Corporation patent, subject to other patents, including those which we hold. We have obtained and intend to continue to pursue patents with claims covering improved methods of attaching or linking PEG to therapeutic compounds. We also have obtained patents relating to the specific composition of the PEG-modified compounds that we have identified or created. We will continue to seek such patents as we develop additional PEG-enhanced products. We cannot assure you that any of these patents will enable us to prevent infringement by unauthorized third parties or that competitors will not develop competitive products outside the protection that may be afforded by our patents.

We are aware that others have also filed patent applications and have been granted patents in the United States and other countries with respect to the application of PEG to proteins and other compounds. Owners of any such patents may seek to prevent us or our collaborators from making, using or selling our products.

During January 2002, we settled a patent infringement suit we had brought against Shearwater Corporation Inc., a company that produces the Branched PEG, or U-PEG, used in Hoffmann-La Roche's product, PEGASYS, a PEG-modified version of its alpha-interferon product ROFERON-A. The settlement was part of a broad strategic alliance we formed with Nektar Therapeutic Systems Inc., Shearwater Corporation's parent corporation, in which Nektar agreed to pay us $3.0 million to cover our expenses incurred in defending our Branched PEG patents and pay us 50% of any revenues it receives for the manufacture of Hoffmann-La Roche's PEGASYS. In addition, Enzon and Nektar agreed to cross license certain of their PEG intellectual property estates to each other. Also, Nektar has the right to sublicense certain of our PEG patents to third parties and we will receive a royalty or a share of profit on final product sales. We retained the rights to use our PEG patents for our own proprietary products and products we may develop with co-commercialization partners.

During August 2001, Schering-Plough granted a sublicense to Hoffmann-La Roche under our Branched PEG patents to allow Hoffmann-La Roche to make, use and sell its pegylated alpha-interferon product, PEGASYS as part of the settlement of a patent infringement lawsuit related to PEG-

INTRON. During August 2001, we dismissed a patent infringement suit we had brought against Hoffmann-La Roche relating to PEGASYS as a result of the sublicense by Schering-Plough of our Branched PEG patents for PEGASYS to Hoffmann-La Roche.

In the field of SCA proteins, we have several United States and foreign patents and pending patent applications, including a patent granted in August 1990 covering the genes needed to encode SCA proteins.

In November 1993, Curis Inc. (formerly known as Creative BioMolecules Inc.) signed cross license agreements with us in the field of our SCA protein technology and Curis' Biosynthetic Antibody Binding Site protein technology. In July 2001, Curis reported that it had entered into a purchase and sale agreement with Micromet AG, a German Corporation, pursuant to which Curis assigned its single chain polypeptide technology to Micromet. In April 2002, we entered into a cross-license agreement with Micromet for our respective SCA intellectual property and have decided to jointly market such intellectual property with Micromet.

Through our acquisition of ABELCET, we acquired several U.S. and Canadian patients claiming the use and manufacture of ABELCET.

In general, Enzon has obtained licenses from various parties which it deems to be necessary or desirable for the manufacture, use, or sale of its products. These licenses generally require Enzon to pay royalties to the parties on product sales. In addition, other companies have filed patent applications or have been granted patents in areas of interest to Enzon. There can be no assurance any licenses required under such patents will be available for license on acceptable terms or at all.

We also sell our products under trademarks that we consider in the aggregate to be of material importance. Trademark protection continues in some countries for as long as the mark is used and, in other countries, for as long as it is registered. Registrations generally are for fixed, but renewable, terms.

Government Regulation

The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements on the clinical development, manufacture and marketing of pharmaceutical products. These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval and promotion of our products. All of our products will require regulatory approval before commercialization. In particular, therapeutic products for human use are subject to rigorous preclinical and clinical testing and other requirements of the Federal Food, Drug, and Cosmetic Act and the Public Health Service Act, implemented by the FDA, as well as similar statutory and regulatory requirements of foreign countries. Obtaining these marketing approvals and subsequently complying with ongoing statutory and regulatory requirements is costly and time consuming. Any failure by us or our collaborators, licensors or licensees to obtain, or any delay in obtaining, regulatory approval or in complying with other requirements, could adversely affect the commercialization of products that we are then developing and our ability to receive product or royalty revenues.

The steps required before a new drug or biological product may be distributed commercially in the United States generally include:

- conducting appropriate preclinical laboratory evaluations of the product's chemistry, formulation and stability, and animal studies to assess the potential safety and efficacy of the product,

- submitting the results of these evaluations and tests to the FDA, along with manufacturing information and analytical data, in an Investigational New Drug Application, or IND,

- making the IND effective after the resolution of any safety or regulatory concerns of the FDA,

- obtaining approval of Institutional Review Boards, or IRBs, to introduce the drug or biological product into humans in clinical studies,

- conducting adequate and well-controlled human clinical trials that establish the safety and efficacy of the drug or biological product candidate for the intended use, typically in the following three sequential, or slightly overlapping stages:

  Phase I. The drug or biologic is initially introduced into healthy human subjects or patients and tested for safety, dose tolerance, absorption, metabolism, distribution and excretion,

  Phase II. The drug or biologic is studied in patients to identify possible adverse effects and safety risks, to determine dose tolerance and the optimal dosage, and to collect initial efficacy data,

  Phase III. The drug or biologic is studied in an expanded patient population at multiple clinical study sites, to confirm efficacy and safety at the optimized dose, by measuring a primary endpoint established at the outset of the study,

- submitting the results of preliminary research, preclinical studies, and clinical studies as well as chemistry, manufacturing and control information on the drug or biological product to the FDA in a New Drug Application, or NDA, for a drug product, or a Biologics License Application, or BLA, for a biological product, and

- obtaining FDA approval of the NDA or BLA prior to any commercial sale or shipment of the drug or biological product.

An NDA or BLA must contain, among other things, data derived from nonclinical laboratory and clinical studies which demonstrate that the product meets prescribed standards of safety, purity and potency, and a full description of manufacturing methods. The biological product may not be marketed in the United States until a biological license is issued.

The approval process can take a number of years and often requires substantial financial resources. The results of preclinical studies and initial clinical trials are not necessarily predictive of the results from large-scale clinical trials, and clinical trials may be subject to additional costs, delays or modifications due to a number of factors, including the difficulty in obtaining enough patients, clinical investigators, drug supply, or financial support. The FDA has issued regulations intended to accelerate the approval process for the development, evaluation and marketing of new therapeutic products intended to treat life-threatening or severely debilitating diseases, especially where no alternative therapies exist. If applicable, this procedure may shorten the traditional product development process in the United States. Similarly, products that represent a substantial improvement over existing therapies may be eligible for priority review with a target approval time of six months. Nonetheless, approval may be denied or delayed by the FDA or additional trials may be required. The FDA also may require testing and surveillance programs to monitor the effect of approved products that have been commercialized, and the agency has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs. Upon approval, a drug product or biological product may be marketed only in those dosage forms and for those indications approved in the NDA or BLA, although information about off-label indications may be distributed in certain circumstances.

In addition to obtaining FDA approval for each indication to be treated with each product, each domestic drug product manufacturing establishment must register with the FDA, list its drug products with the FDA, comply with Current Good Manufacturing Practices and permit and pass inspections by the FDA. Moreover, the submission of applications for approval may require additional time to complete manufacturing stability studies. Foreign establishments manufacturing drug products for distribution in the United States also must list their products with the FDA and comply with Current Good Manufacturing Practices. They also are subject to periodic inspection by the FDA or by local authorities under agreement with the FDA.

Any products manufactured or distributed by us pursuant to FDA approvals are subject to extensive continuing regulation by the FDA, including record-keeping requirements and a requirement to report adverse experiences with the drug. In addition to continued compliance with standard regulatory requirements, the FDA also may require post-marketing testing and surveillance to monitor the safety and efficacy of the marketed product. Adverse experiences with the product must be reported to the FDA. Product approvals may be withdrawn if compliance with regulatory requirements is not maintained or if problems concerning safety or efficacy of the product are discovered following approval.

The Federal Food, Drug, and Cosmetic Act also mandates that drug products be manufactured consistent with Current Good Manufacturing Practices. In complying with the FDA's regulations on Current Good Manufacturing Practices, manufacturers must continue to spend time, money and effort in production, record-keeping, quality control, and auditing to ensure that the marketed product meets applicable specifications and other requirements. The FDA periodically inspects drug product manufacturing facilities to ensure compliance with Current Good Manufacturing Practices. Failure to comply subjects the manufacturer to possible FDA action, such as:

- warning letters,
- suspension of manufacturing,
- seizure of the product,
- voluntary recall of a product,
- injunctive action, or
- possible civil or criminal penalties.

To the extent we rely on third parties to manufacture our compounds and products, those third parties will be required to comply with Current Good Manufacturing Practices.

Even after FDA approval has been obtained, and often as a condition to expedited approval, further studies, including post-marketing studies, may be required. Results of post-marketing studies may limit or expand the further marketing of the products. If we propose any modifications to the product, including changes in indication, manufacturing process, manufacturing facility or labeling, an NDA or BLA supplement may be required to be submitted to the FDA.

Products manufactured in the United States for distribution abroad will be subject to FDA regulations regarding export, as well as to the requirements of the country to which they are shipped. These latter requirements are likely to cover the conduct of clinical trials, the submission of marketing applications, and all aspects of product manufacture and marketing. Such requirements can vary significantly from country to country. As part of our strategic relationships our collaborators may be responsible for the foreign regulatory approval process of our products, although we may be legally liable for noncompliance.

We are also subject to various federal, state and local laws, rules, regulations and policies relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals and the use and disposal of hazardous or potentially hazardous substances, including radioactive compounds and infectious disease agents, used in connection with our research work. Although we believe that our safety procedures for handling and disposing of such materials comply with current federal, state and local laws, rules, regulations and policies, the risk of accidental injury or contamination from these materials cannot be entirely eliminated.

We cannot predict the extent of government regulation which might result from future legislation or administrative action. In this regard, although the Food and Drug Administration Modernization Act of 1997 modified and created requirements and standards under the Federal Food, Drug, and Cosmetic Act with the intent of facilitating product development and marketing, the FDA is still in the process of implementing the Food and Drug Administration Modernization Act of 1997. Consequently, the actual effect of these developments on our business is uncertain and unpredictable.

Moreover, we anticipate that Congress, state legislatures and the private sector will continue to review and assess controls on health care spending. Any such proposed or actual changes could cause us or our collaborators to limit or eliminate spending on development projects and may otherwise impact us. We cannot predict the likelihood, nature or extent of adverse governmental regulation that might result from future legislative or administrative action, either in the United States or abroad. Additionally, in both domestic and foreign markets, sales of our proposed products will depend, in part, upon the availability of reimbursement from third-party payors, such as government health administration authorities, managed care providers, private health insurers and other organizations. Significant uncertainty often exists as to the reimbursement status of newly approved health care products. In addition, third-party payors are increasingly challenging the price and cost-effectiveness of medical products and services. There can be no assurance that our proposed products will be considered cost-effective or that adequate third-party reimbursement will be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product research and development.

PEG-INTRON was approved in the European Union and the United States for the treatment of hepatitis C in May 2000 and January 2001, respectively. ABELCET was approved in the United States in November 1995 and in Canada in September 1997. ONCASPAR was approved for marketing in the United States and Germany in 1994 and in Canada in December 1997 for patients with acute lymphoblastic leukemia who are hypersensitive to native forms of L-asparaginase, and in Russia in April 1993 for therapeutic use in a broad range of cancers. ADAGEN was approved by the FDA in March 1990. DEPOCYT received U.S. approval in April 1999. Except for these approvals, none of our other products have been approved for sale and use in humans in the United States or elsewhere.

With respect to patented products, delays imposed by the government approval process may materially reduce the period during which we will have the exclusive right to exploit them.

Competition

Competition in the biopharmaceutical industry is intense and based significantly on scientific and technological factors. These factors include the availability of patent and other protection of technology and products, the ability to commercialize technological developments and the ability to obtain governmental approval for testing, manufacturing and marketing. We compete with specialized biopharmaceutical firms in the United States, Europe and elsewhere, as well as a growing number of large pharmaceutical companies that are applying biotechnology to their operations. These companies, as well as academic institutions, governmental agencies and private research organizations, also compete with us in recruiting and retaining highly qualified scientific personnel and consultants.

The IV anti-fungal market in which ABELCET competes is generally represented by four classes of drugs: conventional amphotericin B (CAB), lipid-based amphotericin B formulations, triazoles and echinocandins.

The lipid-based formulations of amphotericin B include ABELCET, AMBISOME® (marketed by Fujisawa/Gilead) and AMPHOTEC® (marketed by Intermune, Inc.). These formulations provide the efficacy of CAB while limiting the toxicities that are inherent in CAB usage. Empirical antifungal therapy with conventional amphotericin B or lipid-based amphotericin B has been the current standard of care for the treatment of fungal infections and to reduce invasive fungal infections in patients with neutropenia and persistent fever.

The triazoles, which include DIFLUCAN®, (marketed by Pfizer), SPORONOX®, (marketed by Janssen Pharmaceuticals), and VFEND®, (also marketed by Pfizer), have the least reported incidence of side effects versus all other antifungals. Triazoles are generally thought to be limited by a narrower spectrum of activity and have issues with drug-to-drug interactions and acquired resistance. The majority of triazole units sold in the US are attributed to DIFLUCAN. DIFLUCAN in particular is often used in "less compromised" patients as prophylaxis or as first-line empirical therapy. DIFLUCAN patients are often switched to an amphotericin B product once a clinician is convinced that a patient has a fungal infection. VFEND is a second-generation triazole approved in May 2002 and is available in intravenous and oral formulations. VFEND carries a broader spectrum of activity than first generation triazoles and is indicated for the treatment of invasive aspergillosis, scedosporium apiospermum and fusariosis in patients intolerant of, or refractory to, other therapy. However, it still carries with it a narrower spectrum of activity versus CAB and the lipid amphotericin B formulations, while also retaining the same potential for drug-to-drug interactions and resistance issues as the first generation triazoles.

The newest class of products to enter the IV anti-fungal market are the echinocandins. These exhibit fewer of the CAB side effects but, like the triazoles, have a more limited spectrum of activity and less clinical data supporting widespread use across a variety of fungal pathogens. CANCIDAS® (marketed by Merck) was approved in the US in January 2001 and is the first echinocandin to receive FDA approval. CANCIDAS is indicated for the treatment of refractory invasive aspergillosis and esophageal candidiasis.

We are aware that other companies are conducting research on chemically modified therapeutic proteins and that certain companies are modifying pharmaceutical products, including proteins, by attaching PEG. In particular Amgen has received FDA approval for NEULASTA(TM), a pegylated version of NEUPOGEN®. Other than PEG-INTRON and our ONCASPAR and ADAGEN products, and Hoffmann-La Roche's PEGASYS and NEULASTA, we are not aware of any PEG-modified therapeutic proteins that are currently available commercially for therapeutic use. Nevertheless, other drugs or treatments that are currently available or that may be developed in the future, and which treat the same diseases as those that our products are designed to treat, may compete with our products.

Prior to the development of ADAGEN, the only treatment available to patients afflicted with ADA-deficient SCID was a bone marrow transplant. Completing a successful transplant depends upon finding a matched donor, the probability of which is low. Researchers at the National Institutes of Health, or NIH, have been treating SCID patients with gene therapy, which if successfully developed, would compete with, and could eventually replace ADAGEN as a treatment. The theory behind gene therapy is that cultured T-lymphocytes that are genetically engineered and injected back into the patient will express adenosine deaminase, the deficient enzyme in people afflicted with ADA-deficient SCID, permanently and at normal levels. To date, patients in gene therapy clinical trials have not been able to stop ADAGEN treatment and, therefore, the trials have been inconclusive.

Current standard treatment of patients with acute lymphoblastic leukemia includes administering unmodified L-asparaginase along with the drugs vincristine, prednisone and daunomycin. Studies have shown that long-term treatment with L-asparaginase increases the disease-free survival in high risk patients. ONCASPAR, our PEG-modified L-asparaginase product, is used to treat patients with acute lymphoblastic leukemia who are hypersensitive to unmodified forms of L-asparaginase. Currently, there is one unmodified form of L-asparaginase (ELSPAR®) available in the United States and several available in Europe. We believe that ONCASPAR has two advantages over these unmodified forms of L-asparaginase: increased circulating blood life and generally reduced immunogenicity.

The current market in the U.S. and Europe for PEGylated interferon alpha products is highly competitive. PEG-INTRON, marketed by Schering-Plough, competes directly with Hoffmann-La Roche's PEGASYS. Schering-Plough and Hoffman La-Roche have been the major competitors in the global alpha interferon market since the approval of the unmodified alpha-interferon products, INTRON A and ROFERON-A. Based on current published prescription data, PEG-INTRON accounts for the majority of prescriptions written in the United States. Since its launch, PEGASYS has taken market share away from PEG-INTRON and the over-all market for pegylated alpha-interferon in the treatment of Hepatitis C has not increased sufficiently so as to offset the effect the increasing PEGASYS sales have had on sales of PEG-INTRON. As a result, quarterly sales of PEG-INTRON and the royalties we receive on those sales have flattened or declined in recent quarters. We cannot assure you that PEGASYS will not continue to gain market share at the expense of PEG-INTRON, which could result in lower PEG-INTRON sales and royalties to us.

DEPOCYT competes against generic unmodified or Ara-C cytarabine, as well as methotrexate, another generic drug. Both of these drugs have been used for oncology treatment for decades and DEPOCYT does not have the same level of clinical experience as these drugs. Clinical trials have demonstrated, however, that DEPOCYT provides certain clinical advantages versus generic cytarabine. In a randomized, multi-center trial of patients with lymphomatous meningitis, treated either with 50 mg of DEPOCYT administered every 2 weeks or standard intrathecal chemotherapy administered twice a week, results showed that DEPOCYT achieved a complete response rate of 41% compared with a complete response rate of 6% for unencapsulated cytarabine. In this study, complete response was prospectively defined as (i) conversion of positive to negative CSF cytology and (ii) the absence of neurologic progression. DEPOCYT has also demonstrated an increase in the time to neurologic progression of 78.5 days for DEPOCYT versus 42 days for unencapsulated cytarabine. There are no controlled trials, however, that demonstrate a clinical benefit resulting from this treatment, such as improvement in disease related symptoms, increased time to disease progression, or increased survival.

There are several technologies which compete with our SCA protein technology, including chimeric antibodies, humanized antibodies, human monoclonal antibodies, recombinant antibody Fab fragments, low molecular weight peptides and mimetics. These competing technologies can be categorized into two areas:

- those modifying monoclonal antibodies to minimize immunological reaction to a foreign protein, which is the strategy employed with chimerics, humanized antibodies and human monoclonal antibodies, and
- those creating smaller portions of monoclonal antibodies, which are more specific to the target and have fewer side effects, as is the case with Fab fragments and low molecular weight peptides.

We believe that the smaller size of our SCA proteins should permit better penetration into the tumor, result in rapid clearance from the blood and cause a significant decrease in the immunogenic problems associated with conventional monoclonal antibodies. A number of organizations have active programs in SCA proteins. We believe that our patent position on SCA proteins will likely require companies that have not licensed our SCA protein patents to obtain licenses under our patents in order to commercialize their products, but we cannot assure you this will prove to be the case.

Employees

As of June 30, 2003, we employed 318 persons, including 30 persons with Ph.D. or MD degrees. At that date, 76 employees were engaged in research and development activities, 134 were engaged in manufacturing, 105 were engaged in sales, marketing and administration. None of our employees are covered by a collective bargaining agreement. All of our employees are covered by confidentiality agreements. We consider our relations with our employees to be good.

Item 2. Properties

As part of the ABELCET transaction, we assumed ownership of a 56,000 square foot manufacturing facility in Indianapolis, Indiana which produces ABELCET along with other products we manufacture for others on a contract basis. Our Indianapolis facility is not subject to any mortgage.

The following are all of the facilities that we currently lease:

Location	Principal Operations	Approx. Square Footage	Approx. Annual Rent	Lease Expiration
20 Kingsbridge Road Piscataway, NJ	Research & Development	56,000	$581,000(1)	July 31, 2021
300 Corporate Ct. S. Plainfield, NJ	Manufacturing	24,000	183,000(2)	October 31, 2012
685 Route 202/206 Bridgewater, NJ	Administrative	25,000	470,000(3)	January 31, 2008

(1) Under the terms of the lease, annual rent increases over the remaining term of the lease from $581,000 to $773,000.

(2) Under the terms of the lease, annual rent increases over the remaining term of the lease from $183,000 to $228,000.

(3) Under the terms of the lease, annual rent increases over the remaining term of the lease from $470,000 to $638,000.

We believe that our facilities are well maintained and generally adequate for our present and future anticipated needs.

Item 3. Legal Proceedings

There is no pending material litigation to which we are a party or to which any of our property is subject.

Item 4. Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5. Market for the Registrant's Common Equity and Related Stockholder Matters

Our common stock is traded on the NASDAQ National Market under the trading symbol "ENZN".

The following table sets forth the high and low sale prices for our common stock for the years ended June 30, 2003 and 2002, as reported by the NASDAQ National Market. The quotations shown represent inter-dealer prices without adjustment for retail markups, markdowns or commissions, and may not necessarily reflect actual transactions.

	High	Low
Year Ended June 30, 2003		
First Quarter	$25.00	$16.46
Second Quarter	20.90	15.50
Third Quarter	19.32	11.00
Fourth Quarter	15.68	11.16
Year Ended June 30, 2002		
First Quarter	67.92	42.77
Second Quarter	67.15	50.10
Third Quarter	57.86	40.75
Fourth Quarter	44.70	22.12

As of September 24, 2003, there were 1,603 holders of record of our common stock.

We have never declared or paid any cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings to fund the development and growth of our business.

The following table provides additional information on the Company's equity-based compensation plans as of June 30, 2003 (in thousands, except per share data):

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(a)	Weighted-average exercise price of outstanding options, warrants and rights(b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column a)(c)
Equity compensation plans approved by security holders	3,938	$35.02	751
Equity compensation plans not approved by security holders	-	-	-
Total	3,938	$35.02	751

Item 6. Selected Financial Data

Set forth below is our selected financial data for the five fiscal years ended June 30, 2003.

Consolidated Statement of Operations Data (in thousands, except per share data):

	Years Ended June 30,				
	2003	2002	2001	2000	1999
Consolidated Statements of operations data:					
Total revenues	$146,406	$75,805	$31,588	$17,018	$13,158
Cost of sales	28,521	6,078	3,864	4,888	4,310
Research and development expenses	20,969	18,427	13,052	8,383	6,836
Other operating expenses	67,019	16,687	11,796	12,956	8,133
Operating income (loss)	29,897	34,613	2,876	(9,209)	(6,121)
Interest and dividend income	8,942	18,681	8,401	2,943	1,145
Interest expense	19,828	19,829	275	4	8
Other income (expense), net	26,938	3,218	11	(36)	65
Income tax provision (benefit)	223	(9,123)	(512)	-	-
Net earnings available for common stockholders	45,726	45,806	11,525	(6,306)	(4,919)
Net earnings per common shares					
Basic	$1.06	$1.07	$0.28	($0.17)	($0.14)
Diluted	$1.05	$1.04	$0.26	($0.17)	($0.14)

	Years Ended June 30,				
	2003	2002	2001	2000	1999
Consolidated Balance Sheet data:					
Current assets	152,847	221,462	455,521	57,581	31,639
Current liabilities	36,533	19,701	9,410	8,172	7,978
Total assets	728,566	610,748	549,675	130,252	34,916
Long-term obligations	400,449	400,552	401,276	1,118	1,363
Total stockholders' equity	291,584	190,495	138,989	120,962	25,575

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Acquisition of ABELCET Business

On November 22, 2002, we acquired the North American rights and operational assets associated with the development, manufacture, sales and marketing of ABELCET® (Amphotericin B Lipid Complex Injection) ("the ABELCET Product Line") from Elan Corporation, plc ("Elan") for $360.0 million plus approximately $9.3 million of acquisition costs. This transaction was accounted for as a business combination.

Unless otherwise indicated, the discussions in Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended June 30, 2003 and financial condition at June 30, 2003 include the results of operations of the ABELCET Product Line commencing from November 23, 2002. Comparisons are made to the results of operations for the years ended June 30, 2002 and 2001, and financial condition as of June 30, 2002, which include only the historical results of Enzon Pharmaceuticals, Inc.

Liquidity and Capital Resources

Total cash reserves, including cash, cash equivalents and marketable securities, as of June 30, 2003 were $153.3 million, as compared to $485.1 million as of June 30, 2002. The decrease is primarily due to $369.3 million paid as a result of the acquisition of the ABELCET Product Line acquisition (including $9.3 million for acquisition costs). We invest our excess cash primarily in United States government-backed securities and investment-grade corporate debt securities.

During the year ended June 30, 2003, net cash generated from operating activities was $60.5 million, primarily reflecting our net income of $45.7 million and the effect of non-cash amounts for merger termination fee of $34.6 million, write-down of carrying value of investments of $27.2 million, depreciation and amortization of $13.8 million, deferred taxes of $4.4 million and lower working capital of $12.8 million. During the year ended June 30, 2002, net cash generated from operating activities was $30.8 million, primarily reflecting our net income of $45.8 million and the effect of non-cash amounts for depreciation and amortization, deferred taxes of $9.0 million and increased working capital of $6.0 million. During fiscal 2001, net cash generated from operating activities was $5.6 million, primarily reflecting our net income of $11.5 million partly offset by increased working capital of $5.9 million.

Cash used for investing activities totaled $108.7 million for the year ended June 30, 2003 compared to $232.3 million and $120.0 million for the years ended June 30, 2002 and 2001, respectively. Cash used for investing activities during fiscal 2003 consisted of $11.2 million of capital assets, $369.3 million for the acquisition of ABELCET Business, and $12.2 million of the purchase of DEPOCYT® product, partly offset by the net proceeds from marketable securities liquidation totaling $284.0 million. Investing activities for the year ended June 20, 2002 related to purchases of $48.3 million of cost method investments, $15.0 million of product rights and $7.5 million of capital assets partly offset by net purchase of securities aggregating $161.5 million. Investing activities for the year ended June 30, 2001 related to net purchases of $117.9 million of marketable securities and $2.1 million of capital assets.

Net cash provided by financing activities for the years ended June 30, 2003, 2002, and 2001 was $1.1 million, $5.1 million, and $392.7 million, respectively. Financing activities for the year ended June 30, 2003 were primarily related to proceeds from common stock issued under our stock options plans and payment of preferred stock dividends. Financing activity for the year ended June 30, 2002 was related to proceeds from common stock issued under our stock option plans. For the year ended June 30, 2001, financing activities related to the issuance of $400.0 million of 4.5% Convertible Subordinated Notes, net of related debt issuance cost and to proceeds from common stock issued under our stock option plans.

On February 19, 2003, we entered into an agreement and plan of merger with NPS Pharmaceuticals, Inc. ("NPS"). On June 4, 2003, the merger agreement was terminated. In accordance with the mutual termination agreement between the two companies, we received 1.5 million shares of NPS common stock. The termination agreement imposes certain restrictions with respect to the transferability of the underlying shares by stipulating the maximum number of shares that can be transferred each month after the registration statement relating to the shares is declared effective. Considering such restrictions, 1.1 million shares were valued at the fair value of NPS stock on June 4, 2003 in accordance with SFAS 115, Accounting for Certain Investments in Debt and Equity Securities (SFAS 115) of $26.8 million and the balance of 375,000 shares were considered as restricted stock as defined under the scope exception provisions of SFAS 115. The restricted stock was valued at $7.8 million by applying a 12% discount on the related fair value based on a valuation performed by an independent third-party consulting firm. Total consideration received aggregated $34.6 million. We also recorded $7.7 million in costs incurred related to the proposed merger with NPS (primarily investment banking, legal and accounting fees).The net gain of $26.9 million was recorded as other income in the Statement of Operations for the year ended June 30, 2003.

In August 2003, we entered into a Zero Cost Protective Collar arrangement with a financial institution to reduce the exposure associated with the 1.5 million shares of NPS common stock. By entering into this equity collar arrangement and taking into consideration the underlying put and call option strike prices, terms are structured so that we have ensured that our investment in NPS stock, when combined with the value of the equity collar, should secure ultimate cash proceeds in the range of 85%-108% of the market value per share of $24.67 on the date the collar was entered into. The collar is considered a derivative hedging instrument and as such, we will periodically measure its fair value and recognize the derivative as an asset or a liability. The change in fair value will be recorded in other comprehensive income or in the statement of operations depending on its effectiveness. When the underlying shares become unrestricted and freely tradable, we are required to deliver as posted collateral a corresponding number of shares of NPS Common Stock with the financial institution. The Collar will mature in four separate three-month intervals beginning November 2004 through August 2005 at which time we will receive the proceeds from the sale of the securities. The amount due at each maturity date will be determined based on the market value of NPS common stock on such maturity date. The contract requires us to maintain a minimum cash balance of $30.0 million and additional collateral up to $10.0 million (as defined) under certain circumstances with the financial institution. The strike prices of the put and call options are subject to certain adjustments in the event we receive a dividend from NPS.

While we believe that our cash, cash equivalents and investments will be adequate to satisfy our capital needs for the foreseeable future, we may seek additional financing, such as through future offerings of equity or debt securities or agreements with collaborators with respect to the development and commercialization of products, to fund future operations and potential acquisitions. We cannot assure you, however, that we will be able to obtain additional funds on acceptable terms, if at all.

Contractual Obligations

Our major outstanding contractual obligations relate to our operating leases, our convertible debt and our license agreements with collaborative partners.

As of June 30, 2003, we had $400.0 million of convertible subordinated notes outstanding. The notes bear interest at an annual rate of 4.5%. Interest is payable on January 1 and July 1 of each year beginning January 2, 2002. Accrued interest on the notes was $9.0 million as of June 30, 2003 (which was paid on July 1, 2003). The holders may convert all or a portion of the notes into common stock at any time on or before July 1, 2008. The notes are convertible into our common stock at a conversion price of $70.98 per share, subject to adjustment in certain events. The notes are subordinated to all existing and future senior indebtedness. On or after July 7, 2004, we may redeem any or all of the notes at specified redemption prices, plus accrued and unpaid interest to the day preceding the redemption date. The notes will mature on July 1, 2008 unless earlier converted, redeemed at our option or redeemed at the option of the note-holder upon a fundamental change, as described in the indenture for the notes. Neither we nor any of our subsidiaries are subject to any financial covenants under the indenture. In addition, neither we nor any of our subsidiaries are restricted under the indenture from paying dividends, incurring debt or issuing or repurchasing our securities.

In February 2003, we amended the lease for our manufacturing facility in South Plainfield, New Jersey. The term of the lease was extended until October 2012.

In March 2002, we entered into a new lease for a 19,000 square feet facility located in Bridgewater, NJ that will serve as our corporate headquarters. In November 2002, we amended the lease to add 6,000 square feet of space. The lease has a term of 5 years, followed by one five year renewal option period. The future minimum lease payments are approximately $2.9 million throughout the five year term of the lease. Other commitments for operating leases total $17.0 million.

We have a multi-year strategic collaboration with Micromet AG, a private company to combine our patent estates and complementary expertise in single-chain antibody (SCA) technology to create a leading platform of therapeutic products based on antibody fragments. We have an obligation to fund 50% of research and development expenses for activities relating to SCA for the collaboration through September 2004.

We have a multi-year strategic alliance with Nektar whereby the companies have entered into a product development agreement to jointly develop three products to be specified over time using Nektar's Enhance pulmonary delivery platform and SEDS supercritical fluids platform. We have an obligation to fund most clinical development and commercialization costs for the collaboration through January 2007.

During January 2003, we entered into a strategic alliance with SkyePharma PLC ("SkyePharma") based on a broad technology access agreement. The two companies will draw on their combined drug delivery technology and expertise to jointly develop up to three products for future commercialization. Under the agreement we received a non-refundable upfront technology access fee of $3.5 million. Research and development costs related to the jointly developed products will be shared equally based on an agreed upon annual budget, and future revenues generated from the commercialization of jointly-developed products will also be shared equally. In addition, SkyePharma is entitled to a $2.0 million milestone payment for each product based on its own proprietary technology that enters Phase II clinical development.

Effective December 31, 2002, we obtained an exclusive license for the right to sell, market and distribute SkyePharma's DEPOCYT product. We paid a license fee of $12.0 million for the North American rights to DEPOCYT in January 2003. Under the agreement we are required to purchase minimum levels of finished product for calendar 2003 of 90% of the previous year sales by SkyePharma and a sales level of $5.0 million for each subsequent calendar year. SkyePharma is also entitled to a milestone payment of $5.0 million if our sales of the product exceed a $17.5 million annualized run rate for four consecutive quarters and an additional milestone payment of $5.0 million if Enzon's sales exceed an annualized run rate of $25 million for four consecutive quarters. We are also responsible for a $10.0 million milestone payment if the product receives approval for all neoplastic meningitis prior to December 31, 2006. This milestone payment is incrementally reduced if the approval is received subsequent to December 31, 2006 to a minimum payment of $5.0 million for an approval after December 31, 2007.

During June 2003 we licensed the North American right to develop and commercialize ATG-FRESENIUS S from Fresenius Biotech ("Fresenius"). Under the agreement we are required to pay Fresenius two separate milestone payments of $1.0 million each, the first payment upon FDA approval of an Investigational New Drug Application and the second at the submission of a Biologics License Application. Upon the commercialization of the product in North America, we will purchase the finished product from Fresenius at a specified percentage of net sales.

Contractual obligations represent future cash commitments and liabilities under agreements with third parties, and exclude contingent liabilities for which we cannot reasonably predict future payment.

The following chart represents our contractual cash obligations aggregated by type as of June 30, 2003 (in millions):

	Payments due by period				
Contractual Obligations and Commercial Commitments	Total	Less than 1 Year	2 - 3 Years	4 - 5 Years	More than 5 Years
Long-term debt including current portion	$400.0	$ -	$ -	$ -	$400.0
Operating lease obligations	17.0	1.4	2.8	2.7	10.1
Purchase obligations	18.9	1.0	1.0	-	16.9
Interest due on long-term debt	99.0	18.0	36.0	36.0	9.0
Totals	$534.9	$20.4	$39.8	$38.7	$436.0

Results of Operations

Fiscal Years Ended June 30, 2003, 2002, and 2001

Revenues. Total revenues for the year ended June 30, 2003 were $146.4 million compared to $75.8 million for the year ended June 30, 2002 and $31.6 million for the year ended June 30, 2001. The components of revenues are net sales and certain contract manufacturing revenues, royalties we earn on the sale of our products by others and contract revenues.

Net sales and manufacturing revenue increased by 207% to $68.0 million for the year ended June 30, 2003, as compared to $22.2 million for the year ended June 30, 2002. The increase in net sales was due to our commencing of sales of ABELCET in North America in November 2002 and DEPOCYT® in January 2003, and increased sales of ADAGEN® and ONCASPAR®. During November 2002, we acquired the North American rights and operational assets associated with the development, manufacture, sales and marketing for ABELCET from Elan. During the year ended June 30, 2003, we recorded $37.1 million of sales related to the ABELCET Product Line, of which $28.3 million related to sales of the product in North America and $8.8 million related to the shipment of the product which we manufactured and sold to Elan for the international market and other contract manufacturing revenue. During December 2002, we obtained an exclusive license for the right to sell, market and distribute SkyePharma's DEPOCYT. During the year ended June 30, 2003, we recorded DEPOCYT sales of $2.5 million. Sales of ONCASPAR increased by 42% to $12.4 million for the year ended June 30, 2003 from $8.7 million for the year ended June 30, 2002 as a result of our reacquisition in June 2002 of the rights to market and distribute ONCASPAR in certain territories which we had previously licensed to Aventis. Sales of ADAGEN increased by 19% for the year ended June 30, 2003 to $16.0 million, as compared to $13.5 million for the year ended June 30, 2002 due to an increase in the number of patients receiving the drug.

Net sales increased by 7% to $22.2 million for the year ended June 30, 2002 from $20.8 million for the year ended June 30, 2001. The increase was due to increased ONCASPAR sales due to the lifting during the prior year of all FDA distribution and labeling restrictions that were in place for a portion of fiscal 2001. During the year ended June 30, 2001, the FDA gave final approval to manufacturing changes which we made to correct certain manufacturing problems, and all previously imposed restrictions were lifted. Net sales of ADAGEN were $13.5 million for the year ended June 30, 2002 as compared to $13.4 million in fiscal 2001.

Royalties for the year ended June 30, 2003 increased to $77.6 million compared to $53.3 million in the prior year. The increase was primarily due to the increased sales by Schering-Plough, our marketing partner, of PEG-INTRON in combination with REBETOL in the U.S. and increased sales of

PEG-INTRON in Europe.

Royalties for the year ended June 30, 2002 increased to $53.3 million as compared to $8.3 million for the year ended June 30, 2001. The increase was primarily due to the commencement of sales of PEG-INTRON in combination with REBETOL in the U.S. and increased sales of PEG-INTRON in Europe. PEG-INTRON received marketing approval for use in combination with REBETOL for the treatment of chronic hepatitis C in the European Union in March 2002 and in the U.S. in August 2001. Schering-Plough launched PEG-INTRON as a combination therapy with REBETOL in the U.S. in October 2001.

Due to the competitive pressure from the launch of Hoffman-LaRoche's PEGASYS, a pegylated version of its interferon product ROFERON-A in December 2002, we believe royalties from sales of PEG-INTRON will decrease or remain flat for the first half of fiscal 2004. Since its launch, PEGASYS has taken market share away from PEG-INTRON and the overall market for pegylated alpha-interferon in the treatment of Hepatitis C has not increased sufficiently so as to offset the effect the increasing PEGASYS sales have had on sales of PEG-INTRON. As a result, quarterly sales of PEG-INTRON and the royalties we receive on those sales have flattened or declined in recent quarters. We cannot assure you that PEGASYS will not continue to gain market share at the expense of PEG-INTRON which could result in lower PEG-INTRON sales and royalties to us. Based on our focused marketing efforts for ABELCET we believe that we have been able to stabilize the pressure from the introduction of new products in the antifungal market and that the product is now back on a growth pattern. We expect sales of DEPOCYT, which are currently running at an annual rate of approximately $5.0 million, to increase over the coming year. We expect ADAGEN and ONCASPAR sales to grow over the next year at similar levels as achieved during the previous twelve months. However, we cannot assure you that any particular sales levels of ABELCET, ADAGEN, ONCASPAR, DEPOCYT or PEG-INTRON will be achieved or maintained.

Contract revenues for the year ended June 30, 2003 increased to $811,000 as compared to $293,000 the prior year. The increase was related to revenue received from the licensing of our PEG technology to SkyePharma. In connection with such licensing, we received a payment of $3.5 million which is being recognized into income based on the term of the related agreement.

Contract revenues for the year ended June 30, 2002 decreased by $2.3 million to $293,000, as compared to $2.6 million in the year ended June 30, 2001. The decrease was related primarily to a $2.0 million milestone payment from our development partner Schering-Plough which was earned to a result of the FDA's approval of PEG-INTRON during the year ended June 30, 2001.

We had export sales and royalties recognized on export sales of $40.2 million for the year ended June 30, 2003, $26.3 million for the year ended June 30, 2002 and $11.2 million for the year ended June 30, 2001. Of these amounts, sales in Europe and royalties recognized on sales in Europe, were $35.5 million for the year ended June 30, 2003, $24.9 million for the year ended June 30, 2002 and $10.2 million for the year ended June 30, 2001.

Cost of Sales and Manufacturing Revenue. Cost of sales and manufacturing revenue, as a percentage of net sales and manufacturing revenue, increased to 42% for the year ended June 30, 2003 as compared to 27% for the year ended June 30, 2002. The increase was due to higher cost of sales for ABELCET due to certain purchase accounting adjustments to the acquired inventory totaling $8.6 million and as a result of unabsorbed capacity costs. The increase was also due to our reacquisition of ONCASPAR, which resulted in increased cost of sales for the product. Under the reacquisition agreement, we made a $15.0 million payment to Aventis in June 2002 and we pay Aventis a 25% royalty on net sales of ONCASPAR. The royalty and amortization of the $15.0 million payment over a 14 year period are included in cost of sales for the product, accounting for an increase in cost of sales as a percentage of sales.

Cost of sales and manufacturing revenue, as a percentage of sales, for the year ended June 30, 2002 was 27% as compared to 19% in 2001. This increase was due to lower cost of sales during the previous fiscal year as certain finished goods, which had previously been reserved for due to previously disclosed manufacturing problems related to ONCASPAR, were cleared and sold in fiscal 2001.

Research and Development. Research and development expenses increased by $2.5 million or 14% to $20.9 million for the year ended June 30, 2003, as compared to $18.4 million for the same period last year. The increase was due to increased spending of approximately $1.7 million related to our single-chain antibody (SCA) collaboration with Micromet AG and increased spending of approximately $1.3 million on our PEG-Camptothecin development program, offset by a reduction of approximately $500,000 due to our January 2003 decision to suspend its Phase I PEG-paclitaxel program.

Research and development expenses for the year ended June 30, 2002 increased by 41% to $18.4 million as compared to $13.1 million in 2001. The increase was primarily due to the clinical advancement and related clinical trial costs for PEG-camptothecin and PEG-paclitaxel and increased payroll and related expenses.

Selling, General and Administrative Expenses. Selling, general and administrative expenses for the year ended June 30, 2003 increased by $14.0 million to $30.5 million as compared to $16.5 million in 2002. The increase was primarily due to: (i) increased sales and marketing expense of approximately $10.8 million related to the ABELCET acquisition and the sales force acquired from Elan; (ii) increased sales and marketing expense of approximately $4.1 million due to the reacquisition of marketing and distribution rights for ONCASPAR and establishment of an oncology sales force; and (iii) increased general and administrative personnel and related costs of approximately $626,000. These increases were partially offset by a reduction in legal expense of approximately $1.5 million related to the settlement of the prior year's patent litigation with Nektar. During January 2002, we settled our patent infringement suit with Nektar and entered into a broad based technology collaboration.

Selling, general and administrative expenses for the year ended June 30, 2002 increased by $4.7 million to $16.5 million, as compared to $11.8 million in 2001. The increase was primarily due to increased payroll and related expenditures for additional personnel and costs related to the identification and review of potential strategic alliances to gain access to technologies and products.

Amortization. Amortization expense increased to $9.2 million for the year ended June 30, 2003 as compared to $142,000 for the prior year as a result of the intangible assets acquired in connection with the ABELCET acquisition during November 2002 and the DEPOCYT license fee in January 2003. Amortization of intangible assets is provided over their estimated lives ranging from 3-15 years on a straight-line basis.

Write-down of Investment. In January 2002, we entered into a broad strategic alliance with Nektar to co-develop products utilizing both companies' proprietary drug delivery platforms. As a part of this agreement, we purchased $40.0 million of newly issued Nektar preferred convertible stock which is currently convertible into Nektar common stock at a conversion price of $22.79 per share. Under the cost method of accounting, investments are carried at cost and are adjusted only for other-than-temporary declines in fair value, distributions of earnings and additional investments. As a result of the continued decline in the price of Nektar's common stock, we determined during the three months ended December 31, 2002 that the decline in the value of its investment in Nektar was other than temporary. Accordingly, we recorded a write down of the carrying value of its investment in Nektar, which resulted in a non-cash charge of $27.2 million. The adjustment was calculated based on an assessment of the fair value of the investment.

The estimated fair value of the Nektar preferred stock was determined by multiplying the number of shares of common stock that would be received based on the conversion rate in place as of the date of the agreement, ($22.79 per share) by the closing price of Nektar common stock on December 31, 2002, less a 10% discount to reflect the fact that the shares were not convertible as of December 31, 2002, the valuation date.

Other Income (expense). Interest and dividend income decreased by $9.8 million to $8.9 million for the year ended June 30, 2003, as compared to $18.7 million for the prior year. The decrease was primarily due to a reduction in our interest-bearing investments resulting from our purchase of the North American rights to ABELCET in November 2002 for a cash payment of $360.0 million, plus acquisition costs, as well as a decrease in interest rates. Interest expense remained unchanged from the prior year. The majority of interest expense is related to $400.0 million in 4.5% convertible subordinated notes, which were outstanding for both periods.

In connection with the termination of the merger agreement with NPS we received total consideration aggregating $34.6 million. We also recorded $7.7 million in costs incurred related to the proposed merger with NPS (primarily investment banking, legal and accounting fees). The net gain of $26.9 million was recorded as other income in the Statement of Operations for the year ended June 30, 2003.

Other income (expense) decreased to $41,000 for the year ended June 30, 2003 as compared to $3.2 million for the prior year, primarily due to a $3.0 million payment received from Nektar in the prior year in connection with the settlement of the patent infringement suit against Nektar's subsidiary Shearwater Corporation, Inc. This one-time payment was reimbursement for expenses we incurred in defending our branched PEG patent.

Other income (expense) decreased by $6.0 million to $2.1 million for the year ended June 30, 2002. Interest and dividend income increased by $10.3 million to $18.7 million for the year ended June 30, 2002 as compared to $8.4 million for the prior year. The increase in interest income was attributable to an increase in interest bearing investments, primarily due to the issuance of $400.0 million of 4.5% convertible subordinated notes during June 2001. Interest expense increased to $19.8 million from $275,000 for the prior year due to the issuance of the $400.0 million in 4.5% convertible subordinated notes in June 2001. Other income increased to $3.2 million for the year ended June 30, 2002 as compared to $11,000 in the prior year, primarily due to a $3.0 million payment from Nektar in connection with the settlement of the patent infringement suit against Nektar's subsidiary Shearwater Corporation, Inc. This one-time payment was reimbursement for expenses we incurred in defending our branched PEG patent.

Income Taxes. For the year ended June 30, 2003, we recognized net tax expense of approximately $223,000. Certain tax expense, primarily related to the NPS settlement in June 2003, was offset by the reduction in the valuation allowance based on our net operating loss carryforwards expected to be utilized in the future. We believe it is more likely than not that we will be able to utilize the majority of our net operating loss carryforwards and tax credits, and we therefore recognized $67.5 million of net deferred tax assets. Of these assets, approximately $54.7 million related to net operating losses from stock option exercises which, pursuant to SFAS No. 109, Accounting for Income Taxes, was recorded as an increase in additional paid in capital and not as a credit to income tax expense. The remaining benefit from the reduction of the valuation allowance totaled $11.2 million and was recorded as an income tax benefit in the Statement of Operations. During the year ended June 30, 2003, we sold approximately $6.0 million of our state net operating loss carryforwards for proceeds of $474,000 (which was recorded as a tax benefit) and we purchased approximately $11.8 million of gross state net operating loss carryforwards for $1.1 million. We expect to record a 40% effective tax rate in future years.

In fiscal 2002, we had a net tax benefit of $9.1 million. We recognized a tax provision in fiscal 2002 which represents our anticipated Alternative Minimum Tax liability based on our fiscal 2003 taxable income. This tax provision was offset by the sale of a portion of our net operating losses to the state of New Jersey. We sold approximately $10.8 million of our state net operating loss carry forwards for proceeds of $857,000. The fiscal 2002 tax provision (benefit) also included a reduction of a portion of our valuation allowance on our deferred tax assets based on future taxable income expected in fiscal 2003. For the year ended June 30, 2001, we recognized a tax provision which represented our anticipated Alternative Minimum Tax liability based on our fiscal 2001 taxable income. The tax provision was offset by the sale of a portion of our net operating losses to the state of New Jersey. During the year ended June 30, 2001, we sold approximately $9.3 million of our state net operating loss carry forwards and recognized a tax benefit of $728,000 from this sale.

Critical Accounting Policies

In December 2001, the SEC requested that all registrants discuss their most "critical accounting policies" in Management's Discussion and Analysis of Financial Condition and Results of Operations. The SEC indicated that a "critical accounting policy" is one which is both important to the portrayal of the company's financial condition and results of operations and requires management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Our consolidated financial statements are presented in accordance with accounting principles that are generally accepted in the United States. All professional accounting standards effective as of June 30, 2003 have been taken into consideration in preparing the consolidated financial statements. The preparation of the consolidated financial statements requires estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. Some of those estimates are subjective and complex, and, consequently, actual results could differ from those estimates. The following accounting policies have been highlighted as significant because changes to certain judgments and assumptions inherent in these policies could affect our consolidated financial statements.

Revenues from product sales and manufacturing revenue are recognized at the time of shipment and a provision is made at that time for estimated future credits, chargebacks, sales discounts, rebates and returns. These sales provision accruals are presented as a reduction of the accounts receivable balances. We continually monitor the adequacy of the accruals by comparing the actual payments to the estimates used in establishing the accruals. We ship product to customers primarily FOB shipping point and utilizes the following criteria to determine appropriate revenue recognition: pervasive evidence of an arrangement exists, delivery has occurred, selling price is fixed and determinable and collection is reasonably assured.

Royalties under our license agreements with third parties are recognized when earned through the sale of the product by the licensor. We do not participate in the selling or marketing of products for which it receives royalties.

Contract revenues are recorded as the earnings process is completed. Non-refundable milestone payments that represent the completion of a separate earnings process are recognized as revenue when earned, upon the occurrence of contract-specified events and when the milestone has substance. Non-refundable payments received upon entering into license and other collaborative agreements where we have continuing involvement are recorded as deferred revenue and recognized ratably over the estimated service period.

Under the asset and liability method of Statement of Financial Accounting Standards ("SFAS") No. 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance on net deferred tax assets is provided for when it is more likely than not that some portion or all of the deferred tax assets will not be realized. We have significant net deferred tax assets, primarily related to net operating loss carryforwards, and continue to analyze what level of the valuation allowance is needed.

We assess the carrying value of our cost method investments in accordance with SFAS No. 115 and SEC Staff Accounting Bulletin No. 59. An impairment write-down is recorded when a decline in the value of an investment is determined to be other-than-temporary. These determinations involve a significant degree of judgment and are subject to change as facts and circumstances changes.

In accordance with the provisions of SFAS No. 142, goodwill and intangible assets determined to have an indefinite useful life acquired in a purchase business combination, are not subject to amortization, are tested at least annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. Goodwill is reviewed for impairment by comparing the carrying value to its fair value. Recoverability of amortizable intangible assets is determined by comparing the carrying amount of the asset to the future undiscounted net cash flow to be generated by the asset. The evaluations involve amounts that are based on management's best estimate and judgment. Actual results may differ from these estimates. If recorded values are less than the fair values, no impairment is indicated. SFAS No. 142 also requires that intangible assets with estimated useful lives be amortized over their respective estimated useful lives.

Recently Issued Accounting Standards

In July 2002, FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. This Standard supercedes the accounting guidance provided by Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). FAS No. 146 requires companies to recognize costs associated with exit activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. FAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. This adoption did not have any impact on our financial position or results of operations.

In May 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS 150 establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. SFAS 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. Many of those instruments were previously classified as equity. SFAS 150 requires an issuer to classify the following instruments as liabilities (or assets in some circumstances):. mandatory redeemable financial instruments; obligations to repurchase the issuer's equity shares by transferring assets; and certain obligations to issue a variable number of its equity shares. SFAS 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise shall be effective at the beginning of the first interim period beginning after June 15, 2003. We do not expect SFAS 150 to have a material effect on its consolidated financial statements.

In November 2002, the FASB issued Interpretation 45 (FIN 45), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.* For a guarantee subject to FIN 45, a guarantor is required to:

- measure and recognize the fair value of the guarantee at inception (for many guarantees, fair value will be determined using a present value method); and

- provide new disclosures regarding the nature of any guarantees, the maximum potential amount of future guarantee payments, the current carrying amount of the guarantee liability, and the nature of any recourse provisions or assets held as collateral that could be liquidated and allow the guarantor to recover all or a portion of its payments in the event guarantee payments are required.

The recognition and initial measurement provision was applicable to guarantees issued or modified after December 31, 2002. FIN 45 does not have an impact on our financial position.

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities, an Interpretation of APB No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. At June 30, 2003 we were not a party to transactions contemplated under FIN 46.

In November 2002, the Emerging Issues Task Force reached a consensus opinion on EITF 00-21, *Revenue Arrangements with Multiple Deliverables*. The consensus provides that revenue arrangements with multiple deliverables should be divided into separate units of accounting if certain criteria are met. The consideration for the arrangement should be allocated to the separate units of accounting based on their relative fair values, with different provisions if the fair value of all deliverables is not known or if the fair value is contingent on delivery of specified items or performance conditions. Applicable revenue recognition criteria should be considered separately for each separate unit of accounting. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Entities may elect to report the change as a cumulative effect adjustment in accordance with APB Opinion 20, Accounting Changes.

Risk Factors

Our business is heavily dependent on the continued sale of PEG-INTRON and ABELCET. If revenues from either of these products fail to increase as anticipated or materially decline, our financial condition and results of operations will be materially harmed.

Our results of operations are heavily dependent on the revenues derived from the sale and marketing of PEG-INTRON and ABELCET. Under our agreement with Schering-Plough, pursuant to which we applied our PEG technology to develop a modified form of Schering-Plough's INTRON A, we are receiving royalties on worldwide sales of PEG-INTRON. During the fiscal year ended June 30, 2003, total royalties comprised approximately 53% of our total revenues. Hoffmann-La Roche recently received FDA and European Union approval for PEGASYS, which competes with PEG-INTRON in the United States, Europe and Canada. The launch of PEGASYS has led to greater competitive pressure on PEG-INTRON sales. Since its launch, PEGASYS has taken market share away from PEG-INTRON and the overall market for pegylated alpha-interferon in the treatment of Hepatitis C has not increased sufficiently so as to offset the effect the increasing PEGASYS sales have had on sales of PEG-INTRON. As a result, quarterly sales of PEG-INTRON and the royalties we receive on those sales have flattened or declined in recent quarters. We cannot assure you that PEGASYS will not continue to gain market share at the expense of PEG-INTRON which could result in lower PEG-INTRON sales and royalties to us. Schering-Plough is responsible for conducting and funding the clinical studies, obtaining regulatory approval and marketing the product worldwide on an exclusive basis. Schering-Plough received marketing authorization for PEG-INTRON and in PEG-INTRON and REBETOL capsules as combination therapy for the treatment of hepatitis C in U.S. and the European Union. If Schering-Plough fails to effectively market PEG-INTRON or discontinues the marketing of PEG-INTRON for these indications, this would have a material adverse effect on our business, financial condition and results of operations.

Even though the use of PEG-INTRON as a stand alone therapy and as combination therapy with REBETOL has received FDA approval, we cannot assure you that Schering-Plough will be successful in marketing PEG-INTRON or that Schering-Plough will not continue to market INTRON A, either as a stand-alone product or in combination therapy with REBETOL. The amount and timing of resources dedicated by Schering-Plough to the marketing of PEG-INTRON is not within our control. If Schering-Plough breaches or terminates its agreement with us, the commercialization of PEG-INTRON could be slowed or blocked completely. Our revenues will be negatively affected if Schering-Plough continues to market INTRON A in competition with PEG-INTRON or if it cannot meet the manufacturing demands of the market. In 2001, Schering-Plough was unable to manufacture sufficient quantities of PEG-INTRON to meet market demand due to overwhelming demand for the PEG-INTRON and ribavirin combination therapy. As a result, Schering-Plough implemented a temporary wait list program for newly enrolled patients in order to ensure uninterrupted access for those patients already using PEG-INTRON. As of October 2, 2002, the wait list was terminated as a sufficient quantity of PEG-INTRON and ribavirin was available to meet market demand. If Schering-Plough breaches the agreement, a dispute may arise between us. A dispute would be both expensive and time-consuming and may result in delays in the commercialization of PEG-INTRON, which would likely have a material adverse effect on our business, financial condition and results of operations.

ABELCET accounts for $37.1 million or approximately 25% of our total revenues and we expect that ABELCET will account for a significant portion of our future total revenues. The entry of new products from Merck and Pfizer in the antifungal market is currently impacting ABELCET sales, as clinicians explore the use of these new therapeutic agents. In addition, Fujisawa Healthcare, Inc. and Gilead Pharmaceuticals are currently marketing AMBISOME, and InterMune, Inc. is marketing AMPHOTEC, each of which is a liposomal version of Amphotericin, for the treatment of fungal infections. AMBISOME and AMPHOTEC compete with ABELCET and sales of these competitive products have resulted in greater competitive pressure on ABELCET sales. We cannot assure you that revenues from the sale and marketing of ABELCET will remain at or above current levels. In addition, our manufacturing facility in Indianapolis manufactures our entire supply of ABELCET. If sales of ABELCET decline, if the Indianapolis facility were to cease operations or if there were a long-term supply interruption due to the facility's decreased production, our financial condition and results of operations will be materially harmed.

We may not sustain profitability.

Prior to the fiscal year ended June 30, 2001, we had incurred substantial losses. As of June 30, 2003, we had an accumulated deficit of approximately $27.1 million. Although we earned a profit for the fiscal years ended June 30, 2003, 2002 and 2001, we cannot assure you that we will be able to remain profitable. Our ability to remain profitable will depend primarily on Schering-Plough's effective marketing of PEG-INTRON and our effective marketing of ABELCET, as well as on the rate of growth in our other product sales or royalty revenue and on the level of our expenses. Our ability to achieve long-term profitability will depend upon our or our licensees' ability to obtain regulatory approvals for additional product candidates. Even if our product candidates receive regulatory approval, we cannot assure you that our products will achieve market acceptance or will be commercialized successfully or that our operations will sustain profitability.

We are subject to extensive regulation. Compliance with these regulations can be costly, time consuming and subject us to unanticipated delays in developing our products.

The manufacturing and marketing of pharmaceutical products in the United States and abroad are subject to stringent governmental regulation. The sale of any of our products for use in humans in the United States will require the prior approval of the FDA. Similar approvals by comparable agencies are required in most foreign countries. The FDA has established mandatory procedures and safety standards that apply to the clinical testing, manufacture and marketing of pharmaceutical products. Obtaining FDA approval for a new therapeutic product may take several years and involve substantial expenditures. ADAGEN was approved by the FDA in 1990. ONCASPAR was approved in the United States and in Germany in 1994, and in Canada in 1997, in each case for patients with acute lymphoblastic leukemia who are hypersensitive to native forms of L-asparaginase. ONCASPAR was approved in Russia in April 1993 for therapeutic use in a broad range of cancers. PEG-INTRON was approved in Europe and the United States for the treatment of hepatitis C in May 2000 and January 2001, respectively. ABELCET received U.S. approval in November 1995 and Canadian approval in September 1997. DEPOCYT received U.S. approval in April 1999. Except for these approvals, none of our other products has been approved for sale and use in humans in the United States or elsewhere.

We cannot assure you that we or our licensees will be able to obtain FDA or other relevant marketing approval for any of our other products. In addition, any approved products are subject to continuing regulation. If we or our licensees fail to comply with applicable requirements it could result in:

- criminal penalties,
- civil penalties,
- fines,
- recall or seizure,
- injunctions requiring suspension of production,
- orders requiring ongoing supervision by the FDA, or
- refusal by the government to approve marketing or export applications or to allow us to enter into supply contracts.

If we or our licensees fail to obtain or maintain requisite governmental approvals or fail to obtain or maintain approvals of the scope requested, it will delay or preclude us or our licensees or marketing partners from marketing our products. It could also limit the commercial use of our products. Any such failure or limitation may have a material adverse effect on our business, financial condition and results of operations.

We have experienced problems complying with the FDA's regulations for manufacturing our products, and have had to conduct voluntary recalls of certain of our products. These problems could materially harm our business.

Manufacturers of drugs also must comply with the applicable FDA good manufacturing practice regulations, which include quality control and quality assurance requirements as well as the corresponding maintenance of records and documentation. Manufacturing facilities are subject to ongoing periodic inspection by the FDA and corresponding state agencies, including unannounced inspections, and must be licensed as part of the product approval process before they can be used in commercial manufacturing. We or our present or future suppliers may be unable to comply with the applicable good manufacturing practice regulations and other FDA regulatory requirements. We manufacture ABELCET, ONCASPAR and ADAGEN. Schering-Plough is responsible for manufacturing PEG-INTRON and SkyePharma is responsible for manufacturing DEPOCYT.

ADAGEN and ONCASPAR use our earlier PEG technology which tends to be less stable than the PEG technology used in PEG-INTRON and our products under development. Due, in part, to the drawbacks in the earlier technologies we have had and will likely continue to have potential manufacturing problems with these products.

Manufacturing and stability problems required us to implement voluntarily recalls for one ADAGEN batch in March 2001 and certain batches of ONCASPAR in June 2002. Voluntary recalls may take place in the future. Mandatory recalls can also take place if regulators or courts require them, even if we believe our products are safe and effective. Recalls result in lost sales of the recalled products themselves, and can result in further lost sales while replacement products are manufactured. We cannot assure you that a product recall will not materially adversely affect our financial conditions and results of operations or our reputation and relationship with our customers.

During 1998, we experienced manufacturing problems with ONCASPAR. The problems were due to increased levels of white particulates in batches of ONCASPAR, which resulted in an increased rejection rate for this product. In November 1999, as a result of manufacturing changes we implemented, the FDA withdrew this distribution restriction. During this period we agreed with the FDA to temporary labeling and distribution restrictions for ONCASPAR and instituted additional inspection and labeling procedures prior to distribution.

In July 1999, the FDA conducted an inspection of our manufacturing facility in connection with our product license for ADAGEN. Following that inspection, the FDA documented several deviations from Current Good Manufacturing Practices, known as cGMP, in a Form 483 report. We provided the FDA with a corrective action plan. In November 1999, the FDA issued a warning letter citing the same cGMP deviations listed in the July 1999 Form 483, but it also stated that the FDA was satisfied with our proposed corrective actions. As a result of the deviations, the FDA decided not to approve product export requests from us for ONCASPAR until it determined that all noted cGMP deviations were either corrected or in the process of being corrected. This restriction was removed in August 2000.

Since January 2000, the FDA has conducted follow-up inspections as well as routine inspections of our manufacturing facilities related to ABELCET, ONCASPAR and ADAGEN. Following certain of these inspections, the FDA issued eight Form 483 reports citing deviations from cGMP, the most recent one of which was issued in June 2003. We have or are in the process of responding to such reports with corrective action plans.

We are aware that the FDA has conducted inspections of certain of the manufacturing facilities of Schering-Plough, and those inspections have resulted in the issuance of Form 483s citing deviations from cGMP.

If we or our licensees, including Schering-Plough, face additional manufacturing problems in the future or if we or our licensees are unable to satisfactorily resolve current or future manufacturing problems, the FDA could require us or our licensees to discontinue the distribution of our products or to delay continuation of clinical trials. In addition, if we or our licensees, including Schering-Plough, cannot market and distribute our products for an extended period, sales of the products will suffer, which would adversely affect our financial results.

Our clinical trials could take longer to complete and cost more than we expect.

We will need to conduct significant additional clinical studies of all of our product candidates, which have not yet been approved for sale. These studies are costly, time consuming and unpredictable. Any unanticipated costs or delays in our clinical studies could harm our business, financial condition and results of operations.

A Phase III clinical trial is being conducted for PEG-INTRON for one cancer indication. Schering-Plough is also in early stage clinical trials for PEG-INTRON in other cancer indications. Schering-Plough is currently conducting late-stage strategic clinical trials for treatment of hepatitis C in Japan. Clinical trials are also being conducted for PEG-INTRON as a long term maintenance therapy (the COPILOT study) and separately as combination therapy with REBETOL in patients with chronic hepatitis C who did not respond to or had relapsed following previous interferon-based therapy. We are currently conducting Phase II clinical trials for PEG-Camptothecin and plan to initiate Phase III clinical trials for ATG-FRESENIUS S during fiscal 2004. The rate of completion of clinical trials depends upon many factors, including the rate of enrollment of patients. If we or the other sponsors of these clinical trials are unable to accrue sufficient clinical patients in such trials during the appropriate period, such trials may be delayed and will likely incur significant additional costs. In addition, FDA or institutional review boards may require us to delay, restrict, or discontinue our clinical trials on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

The cost of human clinical trials varies dramatically based on a number of factors, including:

- the order and timing of clinical indications pursued,
- the extent of development and financial support from corporate collaborators,
- the number of patients required for enrollment,
- the difficulty of obtaining clinical supplies of the product candidate, and
- the difficulty in obtaining sufficient patient populations and clinicians.

All statutes and regulations governing the conduct of clinical trials are subject to change in the future, which could affect the cost of our clinical trials. Any unanticipated costs or delays in our clinical studies could harm our business, financial condition and results of operations.

In some cases, we rely on corporate collaborators or academic institutions to conduct some or all aspects of clinical trials involving our product candidates. We will have less control over the timing and other aspects of these clinical trials than if we conducted them entirely on our own. We cannot assure you that these trials will commence or be completed as we expect or that they will be conducted successfully.

If preclinical and clinical trials do not yield positive results, our product candidates will fail.

If preclinical and clinical testing of one or more of our product candidates does not demonstrate the safety and efficacy of the desired indications, those potential products will fail. Numerous unforeseen events may arise during, or as a result of, the testing process, including the following:

- the results of preclinical studies may be inconclusive, or they may not be indicative of results that will be obtained in human clinical trials,
- potential products may not have the desired effect or may have undesirable side effects or other characteristics that preclude regulatory approval or limit their commercial use if approved,
- results attained in early human clinical trials may not be indicative of results that are obtained in later clinical trials, and
- after reviewing test results, we or our strategic partners may abandon projects which we might previously have believed to be promising.

Clinical testing is very costly and can take many years. The failure to adequately demonstrate the safety and efficacy of a therapeutic product under development would delay or prevent regulatory approval, which could adversely affect our business and financial performance.

In June 2001, we reported that Schering-Plough completed its Phase III clinical trial, which compared PEG-INTRON to INTRON A in patients with newly diagnosed chronic myelogenous leukemia or CML. In the study, although PEG-INTRON demonstrated clinical comparability and a comparable safety profile with INTRON A, the efficacy results for PEG-INTRON did not meet the protocol-specified statistical criteria for non-inferiority, the primary endpoint of the study.

Even if we obtain regulatory approval for our products, they may not be accepted in the marketplace.

The commercial success of our products will depend upon their acceptance by the medical community and third-party payors as clinically useful, cost-effective and safe. Even if our products obtain regulatory approval, we cannot assure you that they will achieve market acceptance of any kind. The degree of market acceptance will depend on many factors, including:

- the receipt, timing and scope of regulatory approvals,
- the timing of market entry in comparison with potentially competitive products,
- the availability of third-party reimbursement, and
- the establishment and demonstration in the medical community of the clinical safety, efficacy and cost-effectiveness of drug candidates, as well as their advantages over existing technologies and therapeutics.

If any of our products do not achieve market acceptance, we will likely lose our entire investment in that product.

We depend on our collaborative partners. If we lose our collaborative partners or they do not apply adequate resources to our collaborations, our product development and financial performance may suffer.

We rely heavily and will depend heavily in the future on collaborations with corporate partners, primarily pharmaceutical companies, for one or more of the research, development, manufacturing, marketing and other commercialization activities relating to many of our product candidates. If we lose our collaborative partners, or if they do not apply adequate resources to our collaborations, our product development and financial performance may suffer.

The amount and timing of resources dedicated by our collaborators to their collaborations with us is not within our control. If any collaborator breaches or terminates its agreements with us, or fails to conduct its collaborative activities in a timely manner, the commercialization of our product candidates could be slowed or blocked completely. We cannot assure you that our collaborative partners will not change their strategic focus or pursue alternative technologies or develop alternative products as a means for developing treatments for the diseases targeted by these collaborative programs. Our collaborators could develop competing products. In addition, our revenues will be affected by the effectiveness of our corporate partners in marketing any successfully developed products.

We cannot assure you that our collaborations will be successful. Disputes may arise between us and our collaborators as to a variety of matters, including financing obligations under our agreements and ownership of intellectual property rights. These disputes may be both expensive and time-consuming and may result in delays in the development and commercialization of products.

We purchase some of the compounds utilized in our products from a single source or a limited group of suppliers, and the partial or complete loss of one of these suppliers could cause production delays and a substantial loss of revenues.

We purchase the unmodified compounds utilized in our approved products and products under development from outside suppliers. We may be required to enter into supply contracts with outside suppliers for certain unmodified compounds. For example, we have an agreement with Hoffmann-La Roche Diagnostics GmbH to produce the unmodified adenosine deaminase enzyme used in the manufacture of ADAGEN and agreements with Merck & Co., Inc. and Kyowa Hakko to produce the unmodified forms of L-asparaginase used in the manufacture of ONCASPAR. We have two suppliers that produce the amphotericin used in the manufacture of ABELCET, Bristol-Myers Squibb and Alpharma A.p.S. We have a supply agreement with Bristol-Myers Squibb. If we experience a delay in obtaining or are unable to obtain any unmodified compound, including unmodified adenosine deaminase, unmodified L-asparaginase or amphotericin, on reasonable terms, or at all, it could have a material adverse effect on our business, financial condition and results of operations.

If we are required to obtain an alternate source for an unmodified compound utilized in a product, the FDA and relevant foreign regulatory agencies will likely require that we perform additional testing to demonstrate that the alternate material is biologically and chemically equivalent to the unmodified compound previously used in our clinical trials. This testing could delay or stop development of a product, limit commercial sales of an approved product and cause us to incur significant additional expenses. If we are unable to demonstrate that the alternate material is chemically and biologically equivalent to the previously used unmodified compound, we will likely be required to repeat some or all of the preclinical and clinical trials conducted for the compound. The marketing of an FDA approved drug could be disrupted while such tests are conducted. Even if the alternate material is shown to be chemically and biologically equivalent to the previously used compound, the FDA or relevant foreign regulatory agency may require that we conduct additional clinical trials with the alternate material.

Hoffmann-La Roche Diagnostic GmbH is the only FDA-approved supplier of the adenosine deaminase enzyme, or ADA, used in ADAGEN. During 2002 we obtained FDA approval of the use of the ADA enzyme obtained from bovine intestines from cattle of New Zealand origin. New Zealand currently certifies that it's cattle are bovine spongiform encephalopathy (BSE or mad cow disease) free. Beginning in September 2002, the United States Department of Agriculture ("USDA") required all animal-sourced materials shipped to the United States from any European country to contain a veterinary certificate that the product is BSE free, regardless of the country of origin. Our permit issued by the USDA to import ADA expired in March 2003. We currently have more than six months supply of ADA enzyme in inventory and have applied for a new import permit from the USDA. We cannot guarantee that such import permit will be issued. If the USDA fails to issue a new import permit or if our sole supplier is unable or unwilling to continue supplying us with ADA, it is likely that we will be unable to produce or distribute ADAGEN once we utilize our current inventory of ADA enzyme.

The United States and foreign patents upon which our original PEG technology was based have expired. We depend on patents and proprietary rights, which may offer only limited protection against potential infringement and the development by our competitors of competitive products.

Research Corporation Technologies, Inc. held the patent upon which our original PEG technology was based and had granted us a license under such patent. Research Corporation's patent contained broad claims covering the attachment of PEG to polypeptides. However, this United States patent and its corresponding foreign patents expired in December 1996. Based upon the expiration of the Research Corporation patent, other parties will be permitted to make, use or sell products covered by the claims of the Research Corporation patent, subject to other patents, including those which we hold. We have obtained numerous patents with claims covering improved methods of attaching or linking PEG to therapeutic compounds. We cannot assure you that any of these patents will enable us to prevent infringement or that competitors will not develop alternative methods of attaching PEG to compounds potentially resulting in competitive products outside the protection that may be afforded by our patents. We are aware that others have also filed patent applications and have been granted patents in the United States and other countries with respect to the application of PEG to proteins and other compounds. However, other than Hoffmann-La Roche's PEGASYS, we are unaware of any other PEGylated products that compete with our PEGylated products. The expiration of the Research Corporation patent or other patents related to PEG that have been granted to third parties may have a material adverse effect on our business, financial condition and results of operations.

The pharmaceutical industry places considerable importance on obtaining patent and trade secret protection for new technologies, products and processes. Our success depends, in part, on our ability to develop and maintain a strong patent position for our products and technologies both in the United States and in other countries. We have been issued 118 patents in the United States, many of which have foreign counterparts. These patents, if extensions are not granted, are expected to expire beginning in 2004 through 2022. We have also filed and currently have pending 48 patent applications in the United States. Under our license agreements, we have access to large portions of Micromet's and Nektar's patent estates as well as a small number of individually licensed patents. Of the patents owned or licensed by us, 7 relate to PEG-INTRON, 28 relate to ABELCET, 11 relate to PEG-Camptothecin, and 3 relate to DEPOCYT. Although we believe that our patents provide certain protection from competition, we cannot assure you that such patents will be of substantial protection or commercial benefit to us, will afford us adequate protection from competing products, or will not be challenged or declared invalid. In addition, we cannot assure you that additional United States patents or foreign patent equivalents will be issued to us. The scope of patent claims for biotechnological inventions is uncertain, and our patents and patent applications are subject to this uncertainty.

To facilitate development of our proprietary technology base, we may need to obtain licenses to patents or other proprietary rights from other parties. If we are unable to obtain such licenses, our product development efforts may be delayed or blocked.

We are aware that certain organizations are engaging in activities that infringe certain of our PEG and SCA technology patents. We cannot assure you that we will be able to enforce our patent and other rights against such organizations.

We expect that there will continue to be significant litigation in the biotechnology and pharmaceutical industries regarding patents and other proprietary rights. We have become involved in patent litigation, and we may likely become involved in additional patent litigation in the future. We may incur substantial costs in asserting any patent rights and in defending suits against us related to intellectual property rights. Such disputes could substantially delay our product development or commercialization activities and could have a material adverse effect on our business, financial condition and results of operations.

We also rely on trade secrets, know-how and continuing technological advancements to protect our proprietary technology. We have entered into confidentiality agreements with our employees, consultants, advisors and collaborators. However, these parties may not honor these agreements, and we may not be able to successfully protect our rights to unpatented trade secrets and know-how. Others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets and know-how.

Our products may infringe the intellectual property rights of others, which could increase our costs and negatively affect our profitability.

Our success also depends on avoiding infringement of the proprietary technologies of others. In particular, there may be certain issues patents and patent applications claiming subject matter which we or our collaborators may be required to license in order to research, develop or commercialize at least some of our products. In addition, third parties may assert infringement or other intellectual property claims against us. An adverse outcome in these proceedings could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties or require us to cease or modify the use of our technology. If we are required to license such technology, we cannot assure you that a license under such patents and patent applications will be available on acceptable terms or at all. Further, we may incur substantial costs defending ourselves in lawsuits against charges of patent infringement or other unlawful use of another's proprietary technology.

We have limited sales and marketing experience, which makes us dependent on our marketing partners.

We have historically had limited experience in sales, marketing or distribution. In connection with our acquisition of ABELCET business from Elan in November 2002, we acquired a 60-person sales and marketing team. In addition, we have recently acquired marketing rights to DEPOCYT from SkyePharma and reacquired the rights to market and distribute ONCASPAR in the United States and certain other countries in June 2002.. Prior to these acquisitions, ADAGEN, which we market on a worldwide basis to a small patient population, was the only product for which we engaged in the direct commercial marketing, and therefore, we are significantly dependent on the ABELCET sales and marketing team to promote ABELCET. We have provided exclusive marketing rights to Schering-Plough for PEG-INTRON worldwide and to MEDAC GmbH for ONCASPAR in most of Europe and parts of Asia. We have an agreement with Nova Factor, Inc. (formerly known as Gentiva Health Services, Inc.) to purchase and distribute ADAGEN, ONCASPAR and DEPOCYT in the United States and Canada. To the extent that we enter into licensing arrangements for the marketing and sale of our future products, we may not be able to enter into or maintain such arrangements on acceptable terms, if at all, and any revenues we receive will depend primarily on the efforts of these third parties. We will not control the amount and timing of marketing resources that such third parties devote to our products. In addition, to the extent that we market products directly, significant additional expenditures and management resources would be required to increase the size of our internal sales force. In any sales or marketing effort, we would compete with many other companies that currently have extensive and well-funded sales operations. Our marketing and sales efforts may be unable to compete successfully against other such companies.

We may acquire other companies or products and may be unable to successfully integrate such companies with our operations.

We may expand and diversify our operations with acquisitions. If we are unsuccessful in integrating any such company with our operations, or if integration is more difficult than anticipated, we may experience disruptions that could have a material adverse effect on our business, financial condition and results of operations. Some of the risks that may affect our ability to integrate or realize any anticipated benefits from any acquisition include those associated with:

- unexpected losses of key employees or customers of the acquired company;
- conforming the acquired company's standards, processes, procedures and controls with our operations;
- coordinating our new product and process development;
- diversion of existing management relating to the integration and operation of the acquired company;

- hiring additional management and other critical personnel; and
- increasing the scope, geographic diversity and complexity of our operations.

We may need to obtain additional financing to meet our future capital needs, and this financing may not be available when we need it.

Our current development projects require substantial capital. We may require substantial additional funds to conduct research activities, preclinical studies, clinical trials and other activities relating to the successful commercialization of potential products. In addition, we may seek to acquire additional products, technologies and companies, which could require substantial capital. In addition, we cannot be sure that we will be able to continue to obtain significant revenue from PEG-INTRON. Additional funds from other sources may not be available on acceptable terms, if at all. If adequate funds are unavailable from operations or additional sources of financing, we may have to delay, reduce the scope of or eliminate one or more of our research or development programs or one or more of our proposed acquisitions of technologies or companies which could materially and adversely affect our business, financial condition and operations.

While we believe that our cash, cash equivalents and investments will be adequate to satisfy our capital needs for the foreseeable future, our actual capital requirements will depend on many factors, including:

- the level of revenues we receive from our FDA-approved products and product candidates,
- continued progress of our research and development programs,
- our ability to establish additional collaborative arrangements,
- changes in our existing collaborative relationships,
- progress with preclinical studies and clinical trials,
- the time and costs involved in obtaining regulatory clearance for our products,
- the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims,
- competing technological and market developments, and
- our ability to market and distribute our products and establish new collaborative and licensing arrangements.

We may seek to raise any necessary additional funds through equity or debt financings, collaborative arrangements with corporate partners or other sources which may be dilutive to existing stockholders. We cannot assure you that we will be able to obtain additional funds on acceptable terms, if at all. If adequate funds are not available, we may be required to:

- delay, reduce the scope or eliminate one or more of our development projects,
- obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to technologies, product candidates or products that we would otherwise seek to develop or commercialize ourselves, or
- license rights to technologies, product candidates or products on terms that are less favorable to us than might otherwise be available.

We depend on key personnel and may not be able to retain these employees or recruit additional qualified personnel, which would harm our business.

Because of the specialized scientific nature of our business, we are highly dependent upon qualified scientific, technical and managerial personnel, which include Arthur J. Higgins, Kenneth J.

Zuerblis and Ulrich Grau, Ph.D. There is intense competition for qualified personnel in the pharmaceutical field. Therefore, we may not be able to attract and retain the qualified personnel necessary for the development of our business. Although we have employment agreements with Mr. Higgins, Mr. Zuerblis and Dr. Grau, the loss of their services as well as the failure to recruit additional key scientific, technical and managerial personnel in a timely manner, would harm our research and development programs and our business.

Risks Related To Our Industry

We face rapid technological change and intense competition, which could harm our business and results of operations.

The biopharmaceutical industry is characterized by rapid technological change. Our future success will depend on our ability to maintain a competitive position with respect to technological advances. Rapid technological development by others may result in our products and technologies becoming obsolete.

Many of our competitors have substantially greater research and development capabilities and experiences and greater manufacturing, marketing and financial resources than we do. Accordingly, our competitors may develop technologies and products that are superior to those we or our collaborators are developing and render our technologies and products or those of our collaborators obsolete and noncompetitive. In addition, many of our competitors have much more experience than we do in preclinical testing and human clinical trials of new drugs, as well as obtaining FDA and other regulatory approval. If we cannot compete effectively, our business and financial performance would suffer.

We face intense competition from established biotechnology and pharmaceutical companies, as well as academic and research institutions that are pursuing competing technologies and products. We know that competitors are developing or manufacturing various products that are used for the prevention, diagnosis or treatment of diseases that we have targeted for product development. For example, Hoffmann-La-Roche's PEGASYS has received FDA and European Union approval for treatment of Hepatitis C as a monotherapy and in combination with Ribavirin. PEGASYS competes with PEG-INTRON in the United States and the European Union and has led to greater competitive pressure on PEG-INTRON sales. Since its launch, PEGASYS has taken market share away from PEG-INTRON and the overall market for pegylated alpha-interferon in the treatment of Hepatitis C has not increased sufficiently so as offset the effect the increasing PEGASYS sales have had on sales of PEG-INTRON. As a result, quarterly sales of PEG-INTRON and the royalties we receive on those sales have flattened or declined in recent quarters. We cannot assure you that PEGASYS will not continue to gain market share at the expense of PEG-INTRON which could result in lower PEG-INTRON sales and royalties to us. Similarly, Fujisawa Healthcare, Inc. and Gilead Pharmaceuticals are currently marketing AmBisome, and InterMune, Inc. is marketing Amphotec, each of which is a liposomal version of amphotericin, for the treatment of fungal infections. AmBisome and Amphotec compete with ABELCET and sales of these competitive products have resulted in greater competitive pressure on ABELCET sales. DEPOCYT, an injectable, sustained release formulation of the chemotherapeutic agent cytarabine for the treatment of lymphomatous meningitis, competes with the generic drugs, Cytarabine and Methotrexate, and ONCASPAR, a PEG-enhanced version of a naturally occurring enzyme called L-asparaginase, competes with Asparaginase to treat patients with acute lymphoblastic leukemia.

Existing and future products, therapies and technological approaches will compete directly with our products. Current and prospective competing products may provide greater therapeutic benefits for a specific problem or may offer comparable performance at a lower cost. Any product candidate that we develop and that obtains regulatory approval must then compete for market acceptance and market share. Our product candidates may not gain market acceptance among physicians, patients, healthcare payors and the medical community.

We may be sued for product liability.

Because our products and product candidates are new treatments with limited, if any, past use on humans, their use during testing or after approval could expose us to product liability claims. We maintain product liability insurance coverage in the total amount of $65 million for claims arising from the use of our products in clinical trials prior to FDA approval and for claims arising from the use of our products after FDA approval. We cannot assure you that we will be able to maintain our existing insurance coverage or obtain coverage for the use of our other products in the future. Also, this insurance coverage and our resources may not be sufficient to satisfy any liability resulting from product liability claims, and a product liability claim may have a material adverse effect on our business, financial condition or results of operations.

Because of the uncertainty of pharmaceutical pricing, reimbursement and healthcare reform measures, we may be unable to sell our products profitably in the United States.

The availability of reimbursement by governmental and other third-party payors affects the market for any pharmaceutical product. In recent years, there have been numerous proposals to change the healthcare system in the United States and further proposals are likely. Some of these proposals have included measures that would limit or eliminate payments for medical procedures and treatments or subject the pricing of pharmaceuticals to government control. In addition, government and private third-party payors are increasingly attempting to contain healthcare costs by limiting both the coverage and the level of reimbursement of drug products. Consequently, significant uncertainty exists as to the reimbursement status of newly-approved health care products.

Our ability to commercialize our products will depend, in part, on the extent to which reimbursement for the cost of the products and related treatments will be available from third-party payors. If we or any of our collaborators succeeds in bringing one or more products to market, we cannot assure you that third-party payors will establish and maintain price levels sufficient for realization of an appropriate return on our investment in product development. In addition, lifetime limits on benefits included in most private health plans may force patients to self-pay for treatment. For example, patients who receive ADAGEN are expected to require injections for their entire lives. The cost of this treatment may exceed certain plan limits and cause patients to self-fund further treatment. Furthermore, inadequate third-party coverage may lead to reduced market acceptance of our products. Significant changes in the healthcare system in the United States or elsewhere could have a material adverse effect on our business and financial performance.

Risks Related To Our Subordinated Notes and Common Stock

The price of our common stock has been, and may continue to be, volatile which may significantly affect the trading price of our notes.

Historically, the market price of our common stock has fluctuated over a wide range, and it is likely that the price of our common stock will fluctuate in the future. The market price of our common stock could be impacted due to a variety of factors, including:

- the results of preclinical testing and clinical trials by us, our corporate partners or our competitors,
- announcements of technical innovations or new products by us, our corporate partners or our competitors,
- the status of corporate collaborations and supply arrangements,

- regulatory approvals,
- government regulation,
- developments in patent or other proprietary rights,
- public concern as to the safety and efficacy of products developed by us or others,
- litigation,
- acts of war or terrorism in the United States or worldwide, and
- general market conditions in our industry.

In addition, due to one or more of the foregoing factors in one or more future quarters, our results of operations may fall below the expectations of securities analysts and investors. In that event, the market price of our common stock could be materially and adversely affected.

The stock market has recently experienced extreme price and volume fluctuations. These fluctuations have especially affected the market price of the stock of many high technology and healthcare-related companies. Such fluctuations have often been unrelated to the operating performance of these companies. Nonetheless, these broad market fluctuations may negatively affect the market price of our common stock.

Our notes are subordinated to all existing and future indebtedness.

Our 4.5% convertible subordinated notes are unsecured and subordinated in right of payment to all of our existing and future senior indebtedness. In the event of our bankruptcy, liquidation or reorganization, or upon acceleration of the notes due to an event of default under the indenture and in certain other events, our assets will be available to pay obligations on the notes only after all senior indebtedness has been paid. As a result, there may not be sufficient assets remaining to pay amounts due on any or all of the outstanding notes. We are not prohibited from incurring debt, including senior indebtedness, under the indenture. If we were to incur additional debt or liabilities, our ability to pay our obligations on the notes could be adversely affected. As of June 30, 2003, we had no senior indebtedness outstanding.

We may be unable to redeem our notes upon a fundamental change.

We may be unable to redeem our notes in the event of a fundamental change. Upon a fundamental change, holders of the notes may require us to redeem all or a portion of the notes. If a fundamental change were to occur, we may not have enough funds to pay the redemption price for all tendered notes. Any future credit agreements or other agreements relating to our indebtedness may contain similar provisions, or expressly prohibit the repurchase of the notes upon a fundamental change or may provide that a fundamental change constitutes an event of default under that agreement. If a fundamental change occurs at a time when we are prohibited from purchasing or redeeming notes, we could seek the consent of our lenders to redeem the notes or could attempt to refinance this debt. If we do not obtain a consent, we could not purchase or redeem the notes. Our failure to redeem tendered notes would constitute an event of default under the indenture. In such circumstances, or if a fundamental change would constitute an event of default under our senior indebtedness, the subordination provisions of the indenture would restrict payments to the holders of notes. A "fundamental change" is any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) in connection with which all or substantially all of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive, consideration which is not all or substantially all common stock that:

- is listed on, or immediately after the transaction or event will be listed on, a United States national securities exchange, or

- is approved, or immediately after the transaction or event will be approved, for quotation on The Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices.

The term fundamental change is limited to certain specified transactions and may not include other events that might adversely affect our financial condition or the market value of the notes or our common stock. Our obligation to offer to redeem the notes upon a fundamental change would not necessarily afford holders of the notes protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

A public market for our notes may fail to develop or be sustained.

The initial purchasers of the notes, although they have advised us that they intend to make a market in the notes, are not obligated to do so and may discontinue this market making activity at any time without notice. In addition, market making activity by the initial purchasers will be subject to the limits imposed by the Securities Act and the Exchange Act of 1934, as amended. As a result, we cannot assure you that any market for the notes will develop or, if one does develop, that it will be maintained. If an active market for the notes fails to develop or be sustained, the trading price of the notes could be materially adversely affected.

Events with respect to our share capital could cause the price of our common stock to decline.

Sales of substantial amounts of our common stock in the open market, or the availability of such shares for sale, could adversely affect the price of our common stock. An adverse effect on the price of our common stock may adversely affect the trading price of the notes. We had 43.5 million shares of common stock outstanding as of June 30, 2003. The following securities that may be exercised for, or are convertible into, shares of our common stock were issued and outstanding as of June 30, 2003:

- *Options.* Stock options to purchase 3.9 million shares of our common stock at a weighted average exercise price of approximately $35.02 per share; of this total, 1.6 million were exercisable at a weighted average exercise price of $35.62 per share as of such date.
- *Convertible subordinated notes.* Notes which will convert to 5.6 million shares of our common stock at a conversion price of $70.98 as of such date.

The shares of our common stock that may be issued under the options and upon conversion of the Convertible Subordinated Notes are currently registered with the SEC. The shares of common stock that may be issued upon conversion of the Convertible Subordinated Notes are eligible for sale without any volume limitations pursuant to Rule 144(k) under the Securities Act.

The issuance of preferred stock may adversely affect rights of common stockholders or discourage a takeover.

Under our certificate of incorporation, our board of directors has the authority to issue up to 3.0 million shares of preferred stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by our stockholders. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any shares of preferred stock that may be issued in the future.

In May, 2002, our board of directors authorized shares of Series B Preferred Stock in connection with its adoption of a stockholder rights plan, under which we issued rights to purchase

Series B Preferred Stock to holders of the common stock. Upon certain triggering events, such rights become exercisable to purchase common stock (or, in the discretion of our board of directors, Series B Preferred Stock) at a price substantially discounted from the then current market price of the Common Stock. Our stockholder rights plan could generally discourage a merger or tender offer involving our securities that is not approved by our board of directors by increasing the cost of effecting any such transaction and, accordingly, could have an adverse impact on stockholders who might want to vote in favor of such merger or participate in such tender offer.

While we have no present intention to authorize any additional series of preferred stock, such issuance, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could also have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. The preferred stock may have other rights, including economic rights senior to the Common Stock, and, as a result, the issuance thereof could have a material adverse effect on the market value of the common stock.

We have a significant amount of indebtedness.

As a result of the initial offering of the notes, our long-term debt is $400.0 million. This indebtedness has affected us by:

- significantly increasing our interest expense and related debt service costs, and
- making it more difficult to obtain additional financing.

We may not generate sufficient cash flow from operations to satisfy the annual debt service payments that will be required under the notes. This may require us to use a portion of the proceeds of the notes to pay interest or borrow additional funds or sell additional equity to meet our debt service obligations. If we are unable to satisfy our debt service requirements, substantial liquidity problems could result, which would negatively impact our future prospects.

The market for unrated debt is subject to disruptions, which could have an adverse effect on the market price of the notes.

Our notes have not been rated. As a result, holders of the notes have the risks associated with an investment in unrated debt. Historically, the market for unrated debt has been subject to disruptions that have caused substantial volatility in the prices of such securities and greatly reduced liquidity for the holders of such securities. If the notes are traded, they may trade at a discount from their initial offering price, depending on, among other things, prevailing interest rates, the markets for similar securities, general economic conditions and our financial condition, results of operations and prospects. The liquidity of, and trading markets for, the notes also may be adversely affected by general declines in the market for unrated debt. Such declines may adversely affect the liquidity of, and trading markets for, the notes, independent of our financial performance or prospects. In addition, certain regulatory restrictions prohibit certain types of financial institutions from investing in unrated debt, which may further suppress demand for such securities. We cannot assure you that the market for the notes will not be subject to similar disruptions. Any such disruptions may have an adverse effect on the holders of the notes.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges was negative for periods before June 30, 2001 because we incurred net losses in the periods prior to that time. The dollar amounts of the deficiencies for these periods and the ratio of earnings to fixed charges for the years ended June 30, 2003, 2002 and 2001 are disclosed below (dollars in thousands):

	Year Ended June 30,				
	2003	2002	2001	2000	1999
Ratio of earnings to fixed charges*..	3:1	3:1	21:1	N/A	N/A
Deficiency of earnings available to cover fixed charges*.........	N/A	N/A	N/A	($6,306)	($4,919)

*Earnings consist of net income (loss) plus fixed charges less capitalized interest and preferred stock dividends. Fixed charges consist of interest expense, including amortization of debt issuance costs and that portion of rental expense we believe to be representative of interest.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The following discussion about our exposure to market risk of financial instruments contains forward-looking statements. Actual results may differ materially from those described.

Our holdings of financial instruments are comprised of debt securities and time deposits. All such instruments are classified as securities available-for-sale. We do not invest in portfolio equity securities or commodities or use financial derivatives for trading purposes. Our debt security portfolio represents funds held temporarily pending use in our business and operations. We manage these funds accordingly. We seek reasonable assuredness of the safety of principal and market liquidity by investing in rated fixed income securities while at the same time seeking to achieve a favorable rate of return. Our market risk exposure consists principally of exposure to changes in interest rates. Our holdings are also exposed to the risks of changes in the credit quality of issuers. We typically invest the majority of our investments in the shorter-end of the maturity spectrum, and at June 30, 2003 all of our holdings were in instruments maturing in four years or less.

The table below presents the principal amounts and related weighted average interest rates by year of maturity for our investment portfolio as of June 30, 2003 (in thousands).

	2004	**2005**	**2006**	**Total**	**Fair Value**
Fixed Rate	$24,747	$27,716	$33,859	$86,322	$86,499
Average Interest Rate	3.31%	1.81%	2.12%	2.36%	-
Variable Rate	-	-	-	-	-
Average Interest Rate	-	-	-	-	-
	$24,747	$27,716	$33,859	$86,322	$86,499

Our 4.5% convertible subordinated notes in the principal amount of $400.0 million due July 1, 2008 have fixed interest rates. The fair value of the notes was approximately $327.0 million at June 30, 2003. The fair value of fixed interest rate convertible notes is affected by changes in interest rates and by changes in the price of our common stock.

Item 8. Financial Statements and Supplementary Data

The response to this item is submitted as a separate section of this report commencing on Page F-1.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Evaluation of disclosure controls and procedures. Based on our management's evaluation (with the participation of our principal executive officer and principal financial officer), as of the end of the period covered by this report, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, (the "Exchange Act")) are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Changes in internal control over financial reporting. There was no change in our internal control over financial reporting during our fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART III

The information required by Item 10 - Directors and Executive Officers of the Registrant; Item 11 - Executive Compensation; Item 12 - Security Ownership of Certain Beneficial Owners and Management, Item 13 - Certain Relationships and Related Transactions and Item 14 - Principal Accounting Fees and Services is incorporated into Part III of this Annual Report on Form 10-K by reference to the Proxy Statement for our Annual Meeting of Stockholders scheduled to be held on December 2, 2003.

PART IV

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a)(1) and (2). The response to this portion of Item 15 is submitted as a separate section of this report commencing on page F-1.

(a)(3) and (c). Exhibits (numbered in accordance with Item 601 of Regulation S-K).

Exhibit Number	Description	Reference No.
2.1	Mutual Termination Agreement and Release by and among Enzon Pharmaceuticals, Inc., NPS Pharmaceuticals, Inc., Momentum Merger Corporation, Newton Acquisition Corporation and Einstein Acquisition Corporation, dated as of June 4, 2003.	±±(3)
3(i)	Certificate of Incorporation as amended	~(3(i))
3(i)(a)	Amendment to Certificate of Incorporation	\\(A)
3(ii)	By laws, as amended	^^(3(ii))
4.1	Indenture dated as of June 26, 2001, between the Company and Wilmington Trust Company, as trustee, including the form of 4 1/2% Convertible Subordinated Note due 2008 attached as Exhibit A thereto	++++(4.1)
4.2	Rights Agreement dated May 17, 2002 between the Company and Continental Stock Transfer Trust Company, as rights agent	^(1)
4.3	First Amendment to the Rights Agreement, dated as of February 19, 2003 between the Company and Continental Stock Transfer & Trust Company, as rights agent.	±(1)
10.1	Form of Change of Control Agreements dated as of January 20, 1995 entered into with a Company's Executive Officer**	#(10.2)
10.2	Lease - 300-C Corporate Court, South Plainfield, New Jersey	=(10.3)
10.3	Lease dated April 1, 1995 regarding 20 Kingsbridge Road, Piscataway, New Jersey	#(10.7)
10.4	Lease 300A-B Corporate Court, South Plainfield, New Jersey	++(10.10)
10.5	Employment Agreement dated May 9, 2001, between the Company and Arthur J. Higgins**	///(10.30)
10.6	Amendment dated May 23, 2001, to Employment Agreement between the Company and Arthur J. Higgins dated May 9, 2001**	///(10.31)
10.7	Form of Restricted Stock Award Agreement between the Company and Arthur J. Higgins**	////(4.3)
10.8	Modification of Lease Dated May 14, 2003 - 300-C Corporate Court, South Plainfield, New Jersey	♦
10.9	Lease – 685 Route 202/206, Bridgewater, New Jersey	^^^
10.10	Employment Agreement with Ulrich Grau dated as of March 6, 2002**	^^^
10.11	2001 Incentive Stock Plan**	~(10.14)
10.12	Development, License and Supply Agreement between the Company and Schering Corporation; dated November 14, 1990, as amended*	~(10.15)
10.13	Transition Agreement dated July 2, 2002 between the Company and Jeffrey McGuire**	~~(10.16)
10.14	Asset Purchase Agreement between the Company and Elan Pharmaceuticals, Inc., dated as of October 1, 2002	\(2.1)
10.15	License Agreement between the Company and Elan Pharmaceuticals,	~~~(10.18)

	Inc., dated November 22, 2002	
10.16	Option Agreement between the Company and Arthur J. Higgins, dated as of December 3, 2002**	~~~(10.19)
10.17	Form of Restricted Stock Agreement between the Company and Arthur J. Higgins **	~~~(10.20)
10.18	Royalty Agreement between the Company and Vivo Healthcare Corporation, dated as of October 16, 2002**	~~~(10.21)
10.19	Assignment Agreement between the Company and Vivo Healthcare Corporation, dated as of October 16, 2002**	~~~(10.22)
10.20	Restricted Stock Purchase Agreement dated as of June 4, 2003 by and between Enzon Pharmaceuticals, Inc. and NPS Pharmaceuticals, Inc.	±±(4)
10.21	Registration Rights Agreement dated as of June 4, 2003 by and between Enzon Pharmaceuticals, Inc. and NPS Pharmaceuticals, Inc.	±±(5)
10.22	Independent Directors' Compensation Arrangement	♦
12.1	Computation of Ratio of Earnings to Fixed Charges	♦
21.0	Subsidiaries of Registrant	♦
23.0	Consent of KPMG LLP	♦
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) (Section 302 Certification), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	♦
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) (Section 302 Certification), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	♦
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	♦
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	♦

♦ Filed herewith

= Previously filed as an exhibit to the Company's Registration Statement on Form S-18 (File No. 2-88240-NY) and incorporated herein by reference thereto.

++ Previously filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1993 and incorporated herein by reference thereto.

+++ Previously filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2001 and incorporated herein by reference thereto.

++++ Previously filed as an exhibit to the Company's Registration Statement on Form S-3 (File No. 333-67509) filed with the Commission and incorporated herein by reference thereto.

Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995 and incorporated herein by reference thereto.

/// Previously filed as an exhibit to the Company's Current Report on Form 8-K filed with the Commission on June 13, 2001 and incorporated herein by reference thereto.

//// Previously filed as an exhibit to the Company's Registration Statement on Form S-8 (File No. 333-64110) filed with the Commission and incorporated herein by reference thereto.

^ Previously filed as an exhibit to the Company's Form 8-A (File No. 000-12957) filed with the Commission on May 22, 2002 and incorporated herein by reference thereto.

^^ Previously filed as an exhibit to the Company's Current Report on Form 8-K filed with the Commission on May 22, 2002 and incorporated herein by reference thereto.

^^^ Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 and incorporated herein by reference thereto.

~ Previously filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2002 and incorporated herein by reference thereto.

~~ Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 and incorporated herein by reference thereto.

~~~ Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2002 and incorporated herein by reference thereto.

\ Previously filed as an exhibit to the Company's Current Report on Form 8-K filed on October 2, 2002 and incorporated herein by reference thereto.

\\ Previously filed as an exhibit to the Company's Current Report on Form 8-K filed on December 10, 2002 and incorporated herein by reference thereto.

± Previously filed as an exhibit to the Company's Form 8-A12G/A (File No. 000-12957) filed with the Commission on February 20, 2003 and incorporated herein by reference thereto.

±± Previously filed as an exhibit to the Company's Amendment No. 1 to Schedule 13D (File No. 005–46256) filed with the Commission on February 28, 2003 and incorporated herein by reference thereto.

* Copy omits information for which confidential treatment has been granted.
** Required to be filed pursuant to Item 601(b) (10) (ii) (A) or (iii) of Regulation S-K.
~~~

EXHIBIT INDEX

Exhibit Numbers	Description
10.8	Modification of Lease Dated May 14, 2003 - 300-C Corporate Court, South Plainfield, New Jersey
10.22	Independent Directors' Compensation Arrangement
12.1	Computation of Ratio of Earnings to Fixed Charges
21.0	Subsidiaries of Registrant
23.0	Consent of KPMG LLP
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) (Section 302 Certification), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) (Section 302 Certification), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(b) Reports on Form 8-K.

On May 13, 2003, we filed with the Commission a Current Report on Form 8-K dated May 13, 2003 reporting our financial results for the third quarter of fiscal year 2003.

On June 5, 2003, we filed with the Commission a Current Report on Form 8-K dated June 4, 2003 reporting the mutual termination of the merger agreement that was entered into on February 19, 2003 between NPS Pharmaceuticals, Inc. and Enzon Pharmaceuticals, Inc.

On June 17, 2003, we filed with the Commission a Current Report on Form 8-K dated June 17, 2003 reporting our agreement with Fresenius in which Fresenius has licensed to Enzon exclusive North American rights to develop and commercialize ATG-FRESENIUS S, a polyclonal antibody preparation used for T-lymphocyte suppression in organ transplant patients.

SIGNATURES

Pursuant to the requirements of section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENZON PHARMACEUTICALS, INC.
(Registrant)

Dated: September 29, 2003

by:/S/ Arthur J. Higgins
Arthur J. Higgins
Chairman, President and Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Name	Title	Date
/S/ Arthur J. Higgins Arthur J. Higgins	Chairman, President and Chief Executive Officer (Principal Executive Officer)	September 29, 2003
/S/ Kenneth J. Zuerblis Kenneth J. Zuerblis	Vice President Finance, Chief Financial Officer (Principal Financial and Accounting Officer) and Corporate Secretary	September 29, 2003
/S/ David S. Barlow David S. Barlow	Director	September 29, 2003
/S/ Rolf A. Classon Rolf A. Classon	Director	September 29, 2003
/S/ Rosina B. Dixon Rosina B. Dixon	Director	September 29, 2003
/S/ David W. Golde David W. Golde	Director	September 29, 2003
/S/ Robert LeBuhn Robert LeBuhn	Director	September 29, 2003
/S/ Robert L. Parkinson, Jr. Robert L. Parkinson, Jr.	Director	September 29, 2003

ENZON PHARMACEUTICALS, INC. AND SUBSIDIARIES

Index

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Enzon Pharmaceuticals, Inc.:

We have audited the consolidated financial statements of Enzon Pharmaceuticals, Inc. and subsidiaries as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we also have audited the consolidated financial statement schedule as listed in the accompanying index. These consolidated financial statements and consolidated financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and consolidated financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Enzon Pharmaceuticals, Inc. and subsidiaries as of June 30, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2003, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/KPMG LLP

Short Hills, New Jersey
August 13, 2003

ENZON PHARMACEUTICALS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
June 30, 2003 and 2002
(Dollars in thousands, except per share amounts)

	2003	2002
ASSETS		
Current assets:		
Cash and cash equivalents	$66,752	$113,858
Short-term investments	25,047	75,165
Accounts receivable, net	33,173	26,050
Inventories	11,786	2,214
Deferred tax assets	14,564	-
Other current assets	1,525	4,175
Total current assets	152,847	221,462
Property and equipment, net	32,593	10,102
Marketable securities	61,452	295,991
Investments in equity securities and convertible note	56,364	48,382
Deferred tax assets	52,889	8,342
Amortizable intangible assets, net	211,975	14,610
Goodwill	150,985	-
Other assets	9,461	11,859
	575,719	389,286
Total assets	$728,566	$610,748
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$12,809	$4,526
Accrued expenses	12,450	6,175
Accrued interest	9,000	9,000
Income taxes payable	2,274	-
Total current liabilities	36,533	19,701
Accrued rent	449	552
Notes payable	400,000	400,000
	400,449	400,552
Commitments and contingencies		
Stockholders' equity:		
Preferred stock-$.01 par value, authorized 3,000,000 shares; issued and outstanding, no shares in 2003 and 7,000 shares 2002 (liquidation preference aggregating $347 in 2002)	-	-
Common stock-$.01 par value, authorized 90,000,000 shares issued and outstanding 43,518,359 shares in 2003 and 42,999,823 shares in 2002	435	430
Additional paid-in capital	322,488	262,854
Accumulated other comprehensive income (loss)	(159)	1,096
Deferred compensation	(4,040)	(1,202)
Accumulated deficit	(27,140)	(72,683)
Total stockholders' equity	291,584	190,495
Total liabilities and stockholders' equity	$728,566	$610,748

The accompanying notes are an integral part of these consolidated financial statements.

ENZON PHARMACEUTICALS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended June 30, 2003, 2002 and 2001
(Dollars in thousands, except per share amounts)

	2003	2002	2001
Revenues:			
Product sales, net	$59,264	$22,183	$20,769
Manufacturing revenue	8,742	-	-
Royalties	77,589	53,329	8,251
Contract revenue	811	293	2,568
Total revenues	146,406	75,805	31,588
Costs and expenses:			
Cost of sales and manufacturing revenue	28,521	6,078	3,864
Research and development	20,969	18,427	13,052
Selling, general and administrative	30,571	16,545	11,796
Amortization of acquired intangibles	9,211	142	-
Write-down of carrying value of investment	27,237	-	-
Total costs and expenses	116,509	41,192	28,712
Operating income	29,897	34,613	2,876
Other income (expense):			
Interest and dividend income	8,942	18,681	8,401
Interest expense	(19,828)	(19,829)	(275)
Merger termination fee, net	26,897	-	-
Other	41	3,218	11
	16,052	2,070	8,137
Income before tax provision (benefit)	45,949	36,683	11,013
Tax provision (benefit)	223	(9,123)	(512)
Net income	$45,726	$45,806	$11,525
Basic earnings per common share	$1.06	$1.07	$0.28
Diluted earnings per common share	$1.05	$1.04	$0.26
Weighted average number of common shares outstanding - basic	43,116	42,726	41,602
Weighted average number of common shares and dilutive potential common shares outstanding	43,615	44,026	43,606

The accompanying notes are an integral part of these consolidated financial statements.

ENZON PHARMACEUTICALS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years ended June 30, 2003, 2002 and 2001
(In thousands)

	Preferred stock		Common stock						
	Number of Shares	Par Value	Number of Shares	Par Value	Additional Paid-in Capital	Other Comprehensive Income (Loss)	Deferred Compensation	Accumulated Deficit	Total
Balance, June 30, 2000	7	$-	40,838	$408	$250,568	-	-	($130,014)	$120,962
Common stock issued for exercise of non-qualified stock options	-	-	1,033	11	5,345	-	-	-	5,356
Issuance of restricted common stock	-	-	25	-	1,535	-	(1,535)	-	-
Common stock issued on conversion of common stock warrants	-	-	94	1	168	-	-	-	169
Common stock issued for Independent Directors' Stock Plan	-	-	1	-	66	-	-	-	66
Amortization of deferred compensation	-	-	-	-	-	-	26	-	26
Comprehensive income:									
Net income	-	-	-	-	-	-	-	11,525	11,525
Net change in unrealized gain on available for sale securities	-	-	-	-	-	885	-	-	885
Total comprehensive income	-	-	-	-	-	885	-	11,525	12,410
Balance, June 30, 2001	7	-	41,991	420	257,682	885	(1,509)	(118,489)	138,989
Common stock issued for exercise of non-qualified stock options		-	1,009	10	5,172	-	-	-	5,182
Common stock issued for Independent Directors' Stock Plan	-	-	-	-	-	-	-	-	-
Amortization of deferred compensation	-	-	-	-	-	-	307		307
Comprehensive income:									
Net income	-	-	-	-	-	-	-	45,806	45,806
Net change in unrealized gain on available for sale securities	-	-	-	-	-	211	-	-	211
Total comprehensive income	-	-	-	-	-	211	-	45,806	46,017
Balance, June 30, 2002, carried forward	7	-	43,000	$430	$262,854	$1,096	($1,202)	($72,683)	$190,495

The accompanying notes are an integral part of these consolidated financial statements.

ENZON PHARMACEUTICALS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (continued)
Years ended 2003, 2002 and 2001
(In thousands)

	Preferred stock		Common stock						
	Number of Shares	Par Value	Number of Shares	Par Value	Additional Paid-in Capital	Other Comprehensive Income (Loss)	Deferred Compensation	Accumulated Deficit	Total
Balance, June 30, 2002, brought forward	7	-	43,000	$430	$262,854	$1,096	($1,202)	($72,683)	$190,495
Common stock issued for exercise of non-qualified stock options	-	-	305	3	1,370	-		-	1,373
Issuance of restricted common stock	-	-	200	2	3,558	-	(3,560)	-	-
Amortization of deferred compensation	-	-		-	-	-	722	-	722
Conversion and redemption of preferred stock	(7)	-	14	-	(25)	-	-	-	(25)
Dividends on preferred stock	-	-	-	-	-	-	-	(183)	(183)
Tax benefit recognized related to stock option exercises	-	-	-	-	54,731	-	-	-	54,731
Comprehensive income:									
Net income	-	-	-	-	-	-	-	45,726	45,726
Net change in unrealized gain on available for sale securities	-	-	-	-	-	(1,255)	-	-	(1,255)
Total comprehensive income	-	-	-	-	-	(1,255)	-	45,726	44,471
Balance, June 30, 2003	-	-	43,519	$435	$322,488	($159)	($4,040)	($27,140)	$291,584

The accompanying notes are an integral part of these consolidated financial statements.

ENZON PHARMACEUTICALS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended June 30, 2003, 2002 and 2001
(Dollars in thousands)

	2003	2002	2001
Cash flows from operating activities:			
Net income	$45,726	$45,806	$11,525
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	13,264	972	587
Amortization of bond premium/discount	(1,261)	(2,680)	(831)
Amortization of debt issue costs	1,829	1,829	-
Deferred income taxes	(4,379)	(9,000)	-
Non-cash expense for issuances of common stock	830	391	179
Non-cash write down of carrying value of investment	27,237	-	-
Non-cash merger termination fee	(34,552)	-	-
Changes in operating assets and liabilities:			
Increase in accounts receivable, net	(7,123)	(14,963)	(5,645)
Increase in inventories	(1,000)	(362)	(906)
(Increase) decrease in other current assets	2,649	(1,337)	(567)
(Increase) decrease in deposits	571	(386)	(101)
Increase (decrease) in accounts payable	8,283	(144)	2,205
Increase (decrease) in accrued expenses	6,276	1,981	(1,032)
Increase in accrued interest	-	8,750	250
Increase in income taxes payable	2,274	-	-
Decrease in accrued rent	(104)	(29)	(26)
Net cash provided by operating activities	60,520	30,828	5,638
Cash flows from investing activities:			
Purchase of property and equipment	(11,225)	(7,503)	(2,079)
Purchase of intangible asset	-	(15,000)	-
Acquisition of ABELCET business	(369,265)	-	-
License of DEPOCYT product	(12,186)	-	-
Purchase of cost method investments	-	(48,341)	-
Proceeds from sale of marketable securities	369,226	270,549	25
Purchase of marketable securities	(142,232)	(511,997)	(163,241)
Maturities of marketable securities	57,000	80,260	45,303
Decrease in long-term investments	-	(260)	(21)
Net cash used in investing activities	(108,682)	(232,292)	(120,013)
Cash flows from financing activities:			
Proceeds from issuance of common stock	1,265	5,098	5,438
Redemption of preferred stock	(26)	-	-
Proceeds from issuance of notes	-	-	400,000
Preferred stock dividend paid	(183)	-	-
Debt issue costs	-	-	(12,775)
Net cash provided by financing activities	1,056	5,098	392,663
Net increase (decrease) in cash and cash equivalents	(47,106)	(196,366)	278,288
Cash and cash equivalents at beginning of year	113,858	310,224	31,936
Cash and cash equivalents at end of year	$66,752	$113,858	$310,224

The accompanying notes are an integral part of these consolidated financial statements.

ENZON PHARMACEUTICALS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years ended June 30, 2003, 2002 and 2001

(1) Company Overview

Enzon Pharmaceuticals, Inc. ("Enzon" or "Company") is a biopharmaceutical company that develops, manufactures and markets enhanced therapeutics for life-threatening diseases through the application of its proprietary technologies. The Company was originally incorporated in 1981. The Company's operations include sales of ADAGEN®, ONCASPAR®, DEPOCYT (See Note 15) and ABELCET (See Note 5), royalties on sales of PEG-INTRON®, sales of its products for research purposes, technology transfers and license fees. The manufacturing and marketing of pharmaceutical products in the United States is subject to stringent governmental regulation, and the sale of any of the Company's products for use in humans in the United States requires the prior approval of the United States Food and Drug Administration ("FDA").

(2) Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Cash equivalents consist primarily of U.S. Government instruments, commercial paper, and money market funds. The Company considers all highly liquid debt instruments with original maturities not exceeding three months to be cash equivalents.

Marketable Securities

The Company classifies its investments in debt and marketable equity securities as available-for-sale since the Company does not have the intent to hold them to maturity. Debt and marketable equity securities are carried at fair market value, with the unrealized gains and losses (which are deemed to be temporary), net of related tax effect, included in the determination of comprehensive income and reported in stockholders' equity. The fair value of substantially all securities is determined by quoted market prices.

The cost of the debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. The amortization, along with realized gains and losses, is included in interest income. The cost of securities is based on the specific identification method. Dividend and interest income are recognized when earned.

A decline in the market value of any security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established.

The amortized cost, gross unrealized holding gains or losses, and fair value for the Company's available-for-sale securities by major security type at June 30, 2003 were as follows (in thousands):

	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Market Value*
U.S. Government agency debt	$26,518	$166	$ -	$ 26,684
U.S. corporate debt	59,804	11	-	59,815
	$86,322	$177	-	$ 86,499

* Included in short-term investments $25,047 and marketable securities $61,452.

The amortized cost, gross unrealized holding gains or losses, and fair value for securities available-for-sale by major security type at June 30, 2002 were as follows (in thousands):

	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Market Value*
U.S. Government agency debt	$339,638	$2,052	$ -	$341,690
U.S. corporate debt	29,764	-	(298)	29,466
	$369,402	$2,052	($298)	$371,156

* Included in short-term investments $75,165 and marketable securities $295,991.

The amortized cost, gross unrealized holding gains or losses, and fair value for securities held-to-maturity by major security type at June 30, 2001 were as follows (in thousands):

	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Market Value*
U.S. Government agency debt	$19,921	$467	$ -	$20,388
U.S. corporate debt	171,807	520	(253)	172,074
Foreign corporate debt	13,542	151	-	13,693
	$205,270	$1,138	($253)	$206,155

* Included in short-term investments $129,520 and marketable securities $76,635.

Gross realized gains from the sale of investment securities include in income for the year ended June 30, 2003, 2002 and 2001 were $2.3 million, $1.2 million and $178,000, respectively.

Maturities of debt securities classified as available-for-sale at June 30, 2003 were as follows (in thousands):

Years ended June 30,	Amortized Cost	Fair Market Value
2004	$24,747	$25,047
2005	27,716	27,739
2006	33,859	33,713
	$86,322	$86,499

Financial instruments

The carrying values of cash and cash equivalents, accounts receivable, other assets, accounts payable and accrued expenses included in the Company's consolidated balance sheets approximated their fair values at June 30, 2003 and 2002.

Revenue Recognition

Revenues from product sales and manufacturing revenue are recognized at the time of shipment and a provision is made at that time for estimated future credits, chargebacks, sales discounts, rebates and returns (estimates are based on historical trends). These sales provision accruals are presented as a reduction of the accounts receivable balances and totaled $8.1 million, including $6.3 million of reserve for chargebacks, as of June 30, 2003. The Company continually monitors the adequacy of the accrual by comparing the actual payments to the estimates used in establishing the accrual. The Company ships product to customers FOB shipping point and utilizes the following criteria to determine appropriate revenue recognition: pervasive evidence of an arrangement exists, delivery has occurred, selling price is fixed and determinable and collection is reasonably assured.

Royalties under the Company's license agreements with third parties are recognized when earned through the sale of product by the licensor. The Company does not participate in the selling or marketing of products for which it receives royalties.

Contract revenues are recorded as the earnings process is completed. Non-refundable milestone payments that represent the completion of a separate earnings process are recognized as revenue when earned, upon the occurrence of contract-specified events and when the milestone has substance. Non-refundable payments received upon entering into license and other collaborative agreements where the Company has continuing involvement are recorded as deferred revenue and recognized ratably over the estimated service period.

Inventories

Inventories are carried at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method and includes the cost of raw materials, labor and overhead.

Property and Equipment

Property and equipment are stated at cost. Depreciation of fixed assets is provided by straight-line methods over estimated useful lives. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in operations for the period. Amortization of leasehold improvements is calculated using the straight-line method over the remaining term of the lease or the life of the asset, whichever is shorter. The cost of repairs and maintenance is charged to operations as incurred; significant renewals and improvements are capitalized.

Business Combinations

In July 2001, the FASB issued SFAS No. 141, Business Combinations, SFAS No. 141 requires that all business combinations be accounted for under a single method--the purchase method. Use of the pooling-of-interests method no longer is permitted. SFAS No. 141 requires that the purchase method be used for business combinations initiated after June 30, 2001. Subsequent to SFAS 141 becoming effective, the Company completed the acquisition of ABELCET product line, which was accounted for using the purchase method of accounting.

Goodwill and Other Intangible Assets

Goodwill represents the excess of costs over the fair value of identifiable net assets of businesses acquired. The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets, as of July 1, 2002. In accordance with the provisions of SFAS No. 142, goodwill and intangible assets determined to have an indefinite useful life acquired in a purchase business combination, are not subject to amortization, are tested at least annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. Goodwill is reviewed for impairment by comparing the carrying value to its fair value. Recoverability of amortizable intangible assets is determined by comparing the carrying amount of the asset to the future undiscounted net cash flow to be generated by the asset. The evaluations involve amounts that are based on management's best estimate and judgment. Actual results may differ from these estimates. If recorded values are less than the fair values, no impairment is indicated. SFAS No. 142 also requires that intangible assets with estimated useful lives be amortized over their respective estimated useful lives. At the time of adoption of SFAS No. 142, the Company did not have any goodwill or other intangible assets with an indefinite useful life. As of June 30, 2003, the Company does not have intangibles with indefinite useful lives, other than goodwill.

Long-Lived Assets

SFAS No. 144 provides a single accounting model for long-lived assets to be disposed of SFAS No. 144 also changes the criteria for classifying an asset as held for sale and broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations. The Company adopted SFAS No. 144 on July 1, 2002. The adoption of SFAS No. 144 did not affect the Company's financial statements.

In accordance with SFAS No. 144, long-lived assets, such as property, plant, and equipment and purchased intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the consolidated balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the consolidated balance sheet.

Prior to the adoption of SFAS No. 144, the Company accounted for long-lived assets in accordance with SFAS No. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.

Derivative Financial Instruments

The Company addresses certain financial exposures through a controlled program of risk management that, at times subsequent to June 30, 2003, includes the use of derivative financial instruments. The Company does not use derivative financial instruments for trading or speculative purposes. In August 2003, the Company entered into a Zero Cost Protective Collar arrangement with a financial institution to reduce the exposure associated with the shares of NPS Pharmaceuticals received in June 2003 as a result of the termination of the proposed merger between the Company and NPS Pharmaceuticals (see Note 13). The contract has been designated as a fair value hedge and accordingly, the change in fair value of the derivative will be recorded in other comprehensive income or in the income statement depending on its effectiveness in fiscal year 2004 and beyond. The Company formally assesses, both at inception of the hedge and on an ongoing basis, whether a derivative is highly effective in offsetting changes in fair value of the hedged item. If it is determined that a derivative is not highly effective as a hedge or if a derivative ceases to be a highly effective hedge, the Company discontinues hedge accounting prospectively.

Research and Development

All research and development costs are expensed as incurred. These include the following types of costs incurred in performing research and development activities: salaries and benefits, allocated overhead and occupancy costs, clinical trial and related clinical manufacturing costs, contract services and other outside costs.

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect for years in which the temporary differences are expected to reverse. Tax benefits for stock option exercise deductions are recognized as an increase in additional paid in capital.

Stock-Based Compensation Plans

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, in accounting for its fixed plan stock options. As such, compensation expense would be recorded on the date of grant of options to employees and members of the Board of Directors only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, Accounting for Stock-Based Compensation, established accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above,. and has adopted the disclosure requirements of SFAS No. 123, as amended.

When the exercise price of employee or director stock options is less than the fair value of the underlying stock on the grant date, the Company records deferred compensation for the difference and amortizes this amount to expense over the vesting period of the options. Options or stock awards issued to non-employees and consultants are recorded at their fair value as determined in accordance with SFAS No. 123 and EITF No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services and recognized over the related vesting period.

The following table illustrates the effect on net income and net income per share as if the fair-value-based method under SFAS No. 123 had been applied (in thousands, except per share amounts):

	Years ended June 30,		
	2003	2002	2001
Net income applicable to common stockholders:			
As reported	$45,726	$45,806	$11,525
Add stock-based employee compensation expense included in reported net income, net of tax (1)	433	307	26
Deduct total stock-based employee compensation expense determined under fair-value-based method for all awards, net of tax (1)	(8,933)	(22,751)	(9,916)
Pro forma	$37,226	$23,362	$1,635
Net income per common share-basic:			
As reported	$1.06	$1.07	$0.28
Pro forma	$0.86	$0.55	$0.04
Net income per common share-diluted			
As reported	$1.05	$1.04	$0.26
Pro forma	$0.85	$0.53	$0.04

(1) Information for 2003 has been tax effected using a 40% estimated tax rate. Information for 2002 and 2001 has not been tax effected as a result of the Company's utilization of net operating loss carryforwards in those years.

The pro forma effects on net income applicable to common stockholders and net income per common share for 2003, 2002 and 2001 may not be representative of the pro forma effects in future years since compensation cost is allocated on a straight-line basis over the vesting periods of the grants, which extends beyond the reported years.

The weighted-average fair value per share was $12.50, $29.27 and $40.19 for stock options accounted for under SFAS No. 123 and EITF No. 96-18 granted in 2003, 2002 and 2001, respectively. The Company estimated the fair values using the Black-Scholes option pricing model and used the following assumptions:

	Years ended June 30,		
	2003	2002	2001
Risk-free interest rate	2.97%	4.00%	5.72%
Expected stock price volatility	75%	78%	83%
Expected term until exercise (years)	4.21	4.23	4.28
Expected dividend yield	0%	0%	0%

Cash Flow Information

Cash payments for interest were approximately $18.0 million, $9.3 million and $25,000 for the years ended June 30, 2003, 2002 and 2001, respectively. There were $2.1 million of tax payments made for the year ended June 30, 2003. There were no income tax payments made for the years ended June 30, 2002 and 2001.

Reclassifications

The Company made certain reclassifications to the 2002 and 2001 financial statements to conform to the 2003 presentation.

(3) Comprehensive Income

SFAS No. 130, "Reporting Comprehensive Income," establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of net income and net unrealized gains (losses) on securities and is presented in the consolidated statements of stockholders' equity.

The following table reconciles net income to comprehensive income (in thousands):

	Years Ended June 30,		
	2003	2002	2001
Net income	$45,726	$45,806	$11,525
Unrealized gain (loss) on securities that arose during the year net of tax provision (benefit) of ($345,000), $658,000 and $0 for 2003, 2002 and 2001, respectively	1,007	211	885
Reclassification adjustment for gain included in net income	(2,262)	-	-
	(1,255)	211	885
Total comprehensive income	$44,471	$46,017	$12,410

(4) Earnings Per Common Share

Basic earnings per share is computed by dividing the net income available to common stockholders adjusted for only cumulative undeclared preferred stock dividends for the relevant period, by the weighted average number of shares of Common Stock issued and outstanding during the periods. For purposes of calculating diluted earnings per share for the years ended June 30, 2003, 2002 and 2001, the denominator includes both the weighted average number of shares of Common Stock outstanding and the number of dilutive Common Stock equivalents. The number of dilutive Common Stock equivalents includes the effect of non-qualified stock options calculated using the treasury stock method and the number of shares issuable upon conversion of the outstanding Series A Preferred Stock. The number of shares issuable upon conversion of the Company's 4.5% Convertible Subordinated Notes due 2008 (the "Notes") and the effect of the vesting of certain restricted stock using the treasury stock method have not been included as the effect of their inclusion would be antidilutive. As of June 30, 2003, 2002 and 2001, the Company had 6,514,000, 6,955,000 and 9,866,000 dilutive potential common shares outstanding respectively, that could potentially dilute future earnings per share calculations.

The following table represents the reconciliation of the numerators and denominators of the basic and diluted EPS computations for net earnings available for Common Stockholders for the years ended June 30, 2003, 2002 and 2001 (in thousands):

	Years ended June 30,		
	2003	2002	2001
Net income	$45,726	$45,806	$11,525
Less: preferred stock dividends	11	14	14
Net income available to common stockholders	$45,715	$45,792	$11,511
Weighted average number of common shares issued and outstanding – basic	43,116	42,726	41,602
Effect of dilutive common stock equivalents:			
Conversion of preferred stock	13	16	16
Exercise of non-qualified stock options	486	1,284	1,988
	43,615	44,026	43,606

(5) Business Combination

(a) Acquisition of ABELCET Product Line

On November 22, 2002, the Company acquired the North American rights and operational assets associated with the development, manufacture, sales and marketing of ABELCET® (Amphotericin B Lipid Complex Injection) (the "ABELCET Product Line") from Elan Corporation, plc, for $360.0 million plus acquisition costs of approximately $9.3 million. The acquisition is being accounted for by the purchase method of accounting in accordance with SFAS No. 141 "Business Combinations", with the results of operations and cash flows for the ABELCET Product Line included in the Company's consolidated results from the date of acquisition.

The total purchase price of the acquisition was (in thousands):

Cash	$ 360,000
Acquisition costs, primarily legal, investment banking and accounting fees	9,264
	$ 369,264

The purchase price was allocated to the tangible and identifiable intangible assets acquired based on their estimated fair values at the acquisition date. The excess of the purchase price over the fair value of identifiable assets and liabilities acquired amounted to $151.0 million and was allocated to goodwill.

The following table summarizes the estimated fair values of the assets acquired as of the acquisition date (in thousands):

Inventories	$	8,572
Property, plant and equipment		13,707
Amortizable intangible assets		196,000
Goodwill		150,985
	$	369,264

Property, plant and equipment and intangible assets were recorded at the estimated fair value of the assets. Amortizable intangible assets include the following components as determined by a third party valuation (in thousands):

			Estimated lives
Product Patented Technology	$	64,400	12 years
Manufacturing Patent		18,300	12 years
NDA Approval		31,100	12 years
Trade name and other product rights		80,000	15 years
Manufacturing Contract		2,200	3 years
	$	196,000	

Amortization expense for these intangibles and certain other product acquisition costs (See Note 15) for the next five fiscal years is expected to be approximately $15.5 million per year. Goodwill will not be amortized but will be tested for impairment at least annually. For income tax purposes, the entire amount of goodwill is deductible and is being amortized over a 15 year period.

(b) Elan Manufacturing Agreements

As a part of the ABELCET acquisition, the Company entered into a long-term manufacturing and supply agreement with Elan, whereby it manufactures two products for Elan, ABELCET and MYOCET. Under the terms of the ABELCET acquisition agreement, Elan has retained the rights to market ABELCET in any markets outside of the US, Canada and Japan.

The manufacturing agreement with Elan requires the Company to supply Elan with ABELCET and MYOCET through November 21, 2011. From the period November 22, 2002 until June 30, 2004, the Company is supplying ABELCET and MYOCET at fixed transfer prices which approximates its manufacturing cost. From July 1, 2004 to the termination of the agreement, the Company will supply these products at manufacturing cost plus fifteen percent.

The agreement also provides that until June 30, 2004, Enzon shall calculate the actual product manufacturing costs on an annual basis and, to the extent that this amount is greater than the respective transfer prices, Elan shall reimburse Enzon for such differences. Conversely, if such actual manufacturing costs are less than the transfer price, Enzon shall reimburse Elan for such differences. In addition, for the periods from closing to June 30, 2003 and the one year period ended June 30, 2004, respectively, Elan is responsible for reimbursing Enzon for Elan's share of the plant's excess capacity for such periods. This calculation is based on Elan's portion of the total products manufactured at the plant.

(c) Pro Forma Financial Information

The unaudited pro forma results of operations is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have occurred if the transaction had been consummated at the dates indicated, nor is it necessarily indicative of future operating results of the combined companies and should not be construed as representative of these amounts for any future dates or periods.

The following unaudited pro forma results of operations of the Company for the year ended June 30, 2003 and 2002, respectively, assumes the acquisition of the ABELCET Product Line occurred as of July 1, 2001 and assumes the purchase price has been allocated to the assets purchased based on fair values at the date of acquisition (in thousands, except per share amounts):

	Years ended June 30,	
	2003	2002
	(Unaudited)	
Product sales	$ 104,408	$ 118,672
Total revenues	182,808	173,294
Net income	45,240	60,416
Pro forma earnings per share:		
Basic	$ 1.05	$ 1.41
Diluted	$ 1.04	$ 1.37

(6) Inventories

Inventories consist of the following (in thousands):

	Years ended June 30,	
	2003	2002
Raw materials	$4,349	$827
Work in process	3,392	1,043
Finished goods	4,045	344
	$11,786	$2,214

(7) Property and Equipment

Property and equipment consist of the following (in thousands):

	Years ended June 30, 2003	Years ended June 30, 2002	Estimated useful lives
Land	$ 1,500	$ -	
Building	4,800	-	7 years
Leasehold improvements	13,881	8,690	3-15 years
Equipment	21,097	9,123	3-7 years
Furniture and fixtures	2,564	1,362	7 years
Vehicles	55	55	3 years
	43,897	19,230	
Less: Accumulated depreciation and amortization	11,304	9,128	
	$32,593	$10,102	

During the years ended June 30, 2003 and 2002, the Company's fixed asset disposals were approximately $270,000 and $1,454,000, respectively. The Company also disposed of $269,000 and $1,454,000 in fully depreciated assets during the year ended June 30, 2003 and 2002, respectively.

Depreciation and amortization charged to operations relating to property and equipment totaled $2,444,000, $817,000 and $442,000 for the years ended June 30, 2003, 2002 and 2001, respectively.

(8) Accrued Expenses

Accrued expenses consist of (in thousands):

	Years ended June 30, 2003	Years ended June 30, 2002
Accrued wages and vacation	$4,157	$3,685
Accrued Medicaid rebates	1,904	1,418
Unearned revenue	3,146	183
Other	3,243	889
	$12,450	$6,175

(9) Long-term debt

In June 2001, the Company completed a private placement of $400.0 million in Convertible Subordinated Notes due July 1, 2008 (the "Notes"). The Company received net proceeds from this offering of $387.2 million, after deducting costs associated with the offering. The net amount of the debt issue costs totaled $9.1 million at June 30, 2003 and are included in other assets in the accompanying balance sheet. The Notes bear interest at an annual rate of 4.5%. Accrued interest on the Notes was approximately $9.0 million as of June 30, 2003. The holders may convert all or a portion of the Notes into Common Stock at any time on or before July 1, 2008. The Notes are convertible into Common Stock at a conversion price of $70.98 per share, subject to adjustment in certain events. The Notes are subordinated to all existing and future senior indebtedness. On or after July 7, 2004, the Company may redeem any or all of the Notes at specified redemption prices, plus accrued and unpaid interest to the day preceding the redemption date. Upon the occurrence of a "fundamental change", as defined in the indenture governing the Notes, holders of the Notes may require the Company to redeem the Notes at a price equal to 100 percent of the principal amount. In August 2001, the Company filed a registration statement which was declared effective by the U.S. Securities and Exchange Commission covering the resale of the Notes and the Common Stock issuable upon conversion of the Notes. The fair value of the 4.5% Notes was approximately $327.0 million and $286.5 million at June 30, 2003 and 2002, respectively.

(10) Stockholders' Equity

During May 2002, the Company adopted a shareholder rights plan ("Rights Plan"). The Rights Plan involves the distribution of one preferred share purchase right ("Right") as a dividend on each outstanding share of the Company's common stock to each holder of record on June 3, 2002. Each right shall entitle the holder to purchase one-thousandth of a share of Series B Preferred Stock ("Preferred Shares") of the Company at a price of $190.00 per one-thousandth of Preferred Share. The Rights are not immediately exercisable and will become exercisable only upon the occurrence of certain events. If a person or group acquires, or announces a tender or exchange offer that would result in the acquisition of 15 percent or more of the Company's common stock while the stockholder rights plan remains in place, then, unless (1) the rights are redeemed by the Company for $0.01 per right or (2) the Board of Directors determines that a tender or exchange offer for all of the outstanding Common Stock of the Company is in the best interest of the Company and the stockholders, the rights will be exercisable by all right holders except the acquiring person or group for one share of the Company or in certain circumstances, shares of the third party acquiror, each having a value of twice the Right's then-current exercise price. The Rights will expire on May 16, 2012.

Series A Preferred Stock

During the year ended June 30, 2003, the remaining outstanding 6,000 shares of the Company's Series A Preferred Stock were converted to 13,636 shares of Common Stock. Accrued dividends of $156,000 on the Series A Preferred Shares that were converted, were settled by cash payments. Additionally, cash payments totaling $4.00 were made for fractional shares related to the conversions. During the fiscal year ended June 30, 2003 the remaining 1,000 shares of Series A Preferred Stock were redeemed and settled by a cash payment of $25,000 and accrued dividends of $26,000. There were no conversions of Series A Cumulative Convertible Preferred Stock ("Series A Preferred Stock" or "Series A Preferred Shares") during the years ended June 30, 2002 and 2001.

The Company's Series A Preferred Shares were convertible into Common Stock at a conversion rate of $11 per share. The value of the Series A Preferred Shares for conversion purposes was $25 per share. Holders of the Series A Preferred Shares were entitled to an annual dividend of $2 per share, payable semiannually, but only when and if declared by the Board of Directors, out of funds legally available. As of June 30, 2002 and 2001, undeclared accrued dividends in arrears were $172,000 or $24.54 per share and $158,000 or $22.54 per share, respectively. Due to the conversion or redemption of all Series A Preferred shares prior to June 30, 2003 all dividends have been settled as of June 30, 2003.

Common Stock

During the year ended June 30, 2003, the Company issued 200,000 shares of restricted common stock to its President and Chief Executive Officer. Total compensation expense of approximately $3.6 million, calculated based on the fair value of the shares on the issuance date, is being recognized in 2003 over the five year vesting period.

During the year ended June 30, 2001, the Company issued 25,000 shares of restricted Common Stock to its President and Chief Executive Officer. Such shares were issued in conjunction with an employment agreement and vest ratably over five years. Total compensation expense of approximately $1.5 million is being recognized over the five year vesting period.

The board of directors has the authority to issue up to 3.0 million shares of preferred stock, par value $0.01 per share, and to determine the price and terms, including preferences and voting rights, of those shares without stockholder approval.

Holders of shares of Common Stock are entitled to one vote per share on matters to be voted upon by the stockholders of the Company.

As of June 30, 2003, the Company has reserved its common shares for special purposes as detailed below (in thousands):

Non-Qualified and Incentive Stock Option Plans	4,689
Shares issuable upon conversion of Notes	5,635
	10,324

In August 2003, the Company issued 155,000 shares of restricted common stock to certain executives. Total compensation expense of $1.76 million will be recognized beginning in fiscal 2004 over a five year period.

Common Stock Warrants

As of June 30, 2003, 2002 and 2001, there were no warrants outstanding.

During the year ended June 30, 2001, warrants were exercised to purchase 94,000 shares of the Company's Common Stock. Of this amount, 34,000 warrants were issued in connection with the Company's January and March 1996 private placements of Common Stock and 60,000 were issued during the year ended June 30, 1999 as compensation for consulting services.

(11) Independent Directors' Stock Plan

On December 3, 1996, the stockholders voted to approve the Company's Independent Directors' Stock Plan, which provides for compensation in the form of quarterly grants of Common Stock to non-executive, independent directors serving on the Company's Board of Directors. Each independent director is granted shares of Common Stock equivalent to $2,500 per quarter plus $500 per Board of Director's meeting attended. The number of shares issued is based on the fair market value of Common Stock on the last trading day of the applicable quarter. In October 2000, the Compensation Committee of the Board of Directors amended the Plan to provide that the Independent Directors will be entitled to elect to receive up to 50% of the fees payable in cash with the remainder of the fee to be paid in Common Stock. During the years ended June 30, 2003, 2002 and 2001, the Company issued 2,500, 1,000 and 1,000 shares of Common Stock, respectively, to independent directors, pursuant to the Independent Directors' Stock Plan. The stock payments are included in stockholders equity. Commencing with the stock issuable for the quarter ended March 31, 2002, the Compensation Committee has determined to issue the common stock previously issuable to the independent directors under the Independent Director's Stock Plan under the Company's 2001 Incentive Stock Plan which was approved by the Company's stockholders in December 2001.

Through December 31, 2002, the Company's Independent Directors received compensation for serving on the Board of Directors payable in shares of the Company's common stock or a combination of shares of common stock and cash under the Company's Independent Directors Stock Plan. In September of 2002 the Compensation Committee of the Board of Directors decided to terminate the Independent Directors Stock Plan as a stand-alone plan and to instead issue shares of the Company's common stock under the Independent Directors Stock Plan pursuant to the 2001 Incentive Stock Plan. During fiscal 2003, each Independent Director was entitled to compensation of $2,500 per quarter and $500 for each meeting attended by such Independent Director under the Independent Director's Stock Plan. In 2002, in connection with the reduction of shares subject to the option granted under the regular grant to Independent Directors the Compensation Committee of the Board of Directors approved a change, effective for the quarter ended March 31, 2002 and for each quarter thereafter, to the compensation under the Independent Directors Stock Plan to include the payment of $500 for committee meetings attended by the Independent Directors which are held on a day when no Board of Directors meeting is held. Under the Independent Directors' Stock Plan the Independent Directors are entitled to elect to receive up to 50% of the fees payable under the Independent Directors' Stock Plan in cash, with the remainder of the fees to be paid in shares of the Company's common stock. Fees payable and shares issuable under the Independent Director's Stock Plan are paid annually at the end of the calendar year.

(12) Stock Option Plans

As of June 30, 2003, 4,689,000 shares of Common Stock were reserved for issuance pursuant to options under two separate plans, the Non-Qualified Stock Option Plan (the "Stock Option Plan") and the 2001 Incentive Stock Plan (the "2001 Incentive Stock Plan"), which may be granted to employees, non-employee directors or consultants to the Company. The exercise price of the options granted must be at least 100% of the fair market value of the stock at the time the option is granted. Options may be exercised for a period of up to ten years from the date they are granted.

In November 1987, the Company's Board of Directors adopted a Non-Qualified Stock Option Plan (the "Stock Option Plan"). Some of the options granted contain accelerated vesting provisions, under which the vesting and exercisability of such shares will accelerate if the closing price of the Company's Common Stock exceeds $100 per share for at least twenty consecutive days as reported by the NASDAQ National Market. The other terms and conditions of the options generally are to be determined by the Board of Directors, or an option committee appointed by the Board, at their discretion.

In October 2001, the Board of Directors adopted, and in December 2001 the stockholders approved, the 2001 Incentive Stock Plan. The 2001 Incentive Stock Plan provides for the grant of stock options and other stock-based awards to employees, officers, directors, consultants, and independent contractors providing services to Enzon and its subsidiaries as determined by the Board of Directors or by a committee of directors designated by the Board of Directors to administer the 2001 Incentive Stock Plan.

The following is a summary of the activity in the Company's Stock Option Plans which include the 1987 Non-Qualified Stock Option Plan and the 2001 Incentive Stock Plan (shares in thousands):

	Shares	Weighted Average Exercise Price	Range of Prices
Outstanding at June 30, 2000	3,206	$ 7.35	$ 1.88 to $69.50
Granted at exercise prices which equaled the fair market value on the date of grant	1,150	$56.79	$44.75 to $73.22
Exercised	(1,033)	$ 5.25	$ 2.06 to $39.94
Canceled	(39)	$36.31	$14.13 to $58.63
Outstanding at June 30, 2001	3,284	$24.98	$ 1.88 to $73.22
Granted at exercise prices which equaled the fair market value on the date of grant	1,399	$44.39	$25.10 to $65.86
Exercised	(1,008)	$ 4.13	$ 2.00 to $37.38
Canceled	(31)	$41.56	$22.31 to $70.69
Outstanding at June 30, 2002	3,644	$38.07	$ 1.88 to $73.22
Granted at exercise prices which equaled the fair market value on the date of grant	1,133	$19.65	$11.35 to $24.76
Exercised	(305)	$ 4.49	$ 2.03 to $14.13
Canceled	(534)	$40.63	$11.70 to $71.00
Outstanding at June 30, 2003	3,938	$35.02	$ 1.88 to $73.22

Of the options the Company granted 245,000 options and 700,000 options for fiscal year ended June 30, 2002 and 2001, respectively contain accelerated vesting provisions based on the achievement of certain milestones.

As of June 30, 2003, the Stock Option Plans had options outstanding and exercisable by price range as follows (shares in thousands):

Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
$1.87 - $ 6.50	499	3.69	$4.44	499	$4.44
$11.35 - $16.86	209	7.70	$14.48	104	$14.79
$16.97 - $17.80	287	9.43	$17.75	-	-
$18.04 - $22.31	470	9.06	$20.09	27	$22.31
$23.03 - $28.17	635	8.97	$26.52	104	$28.07
$29.75 - $44.75	539	7.41	$43.10	230	$42.62
$45.98 - $57.67	770	8.42	$54.55	239	$55.22
$58.38 - $70.00	497	7.84	$67.99	375	$67.84
$71.00 - $73.22	32	7.32	$71.24	14	$71.22
	3,938	7.88	$35.02	1,592	$35.62

In August 2003, the Company granted 256,000 options to its employees at an exercise price of $11.37 under its Stock Option Plan (fair value on the date of grant). The options vest over a period of four years.

(13) Merger Termination Agreement

On February 19, 2003, the Company entered into an agreement and plan of merger with NPS Pharmaceuticals, Inc. ("NPS"). On June 4, 2003, the merger agreement was terminated. In accordance with the mutual termination agreement between the two companies, the Company received 1.5 million shares of NPS common stock. The termination agreement imposes certain restrictions with respect to the transferability of the underlying shares including limiting the maximum number of shares that can be transferred each month after the registration statement relating to the shares is declared effective to 125,000 shares. Considering such restrictions, 1.1 million shares were valued at the fair value of NPS stock on June 4, 2003 in accordance with SFAS 115, Accounting for Certain Investments in Debt and Equity Securities (SFAS 115) of $26.7 million and the balance of 375,000 shares were considered as restricted stock as defined under the scope exception provisions of SFAS 115. The restricted stock was valued at $7.8 million by applying a 12% discount on the related fair value based on a valuation performed by an independent third-party consulting firm. Total consideration received aggregated $34.6 million. The Company also recorded $7.7 million in costs incurred related to the proposed merger with NPS (primarily investment banking, legal and accounting fees). The net gain of approximately $26.9 million was recorded as other income in the Consolidated Statement of Operations for the year ended June 30, 2003.

As of June 30, 2003, the investment in NPS shares of common stock was valued at $35.2 million, which is included in investments in equity securities and convertible note on the accompanying balance sheet, the composition of which was as follows (in thousands):

Valued at fair value (including unrealized gain of $667)	$27,382
Valued as restricted stock	7,837
	$35,219

In August 2003, the Company entered into a Zero Cost Protective Collar arrangement with a financial institution to reduce the exposure associated with the 1.5 million shares of NPS common stock. By entering into this equity collar arrangement and taking into consideration the underlying put and call option strike prices, terms are structured so that the Company's investment in NPS stock, when combined with the value of the equity collar, should secure ultimate cash proceeds in the range of 85%-108% of the market value per share of $24.67 on the date the collar was entered into. The collar is considered a derivative hedging instrument and as such, the Company will periodically measure its fair value and recognize the derivative as an asset or a liability. The change in fair value will be recorded in other comprehensive income or in the statement of operations depending on its effectiveness. When the underlying shares become unrestricted and freely tradable, the Company is required to deliver as posted collateral a corresponding number of NPS Common Stock with the financial institution. The Collar will mature in four separate three-month intervals beginning November 2004 through August 2005 at which time the Company will receive its proceeds from the sale of the securities. The amount due at each maturity date will be determined based on the market value of NPS common stock on such maturity date. The contract requires the Company to maintain a minimum cash balance of $30.0 million and additional collateral up to $10.0 million (as defined) under certain circumstances with the financial institution. The strike prices of the put and call options are subject to certain adjustments in the event the Company receives a dividend from NPS.

(14) Income Taxes

Under the asset and liability method of Statement of Financial Accounting Standards No. 109 ("SFAS 109"), deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The components of the income tax provision (benefit) are summarized as follows (in thousands):

	June 30,		
	2003	2002	2001
Current:			
Federal	$ -	$ -	$ 217
State	6,589	(857)	(729)
Total current	6,589	(857)	(512)
Deferred:			
Federal	(5,454)	(6,132)	-
State	(912)	(2,134)	-
Total deferred	(6,366)	(8,266)	-
Income tax provision (benefit)	$223	($9,123)	$ (512)

The following table represents a reconciliation between the reported income taxes and the income taxes which would be computed by applying the federal statutory rate (35%) to income before taxes (in thousands):

	June 30,		
	2003	2002	2001
Income tax expense computed at federal statutory rate	$16,082	$12,839	$3,855
Add (deduct) effect of:			
State income taxes (including sale and purchase of state net operating loss carryforwards), net of federal tax	3,690	(1,931)	(474)
Federal tax benefit through utilization of net operating loss carryforwards against current period income	(8,349)	(13,116)	(3,893)
Reduction in beginning of year Valuation allowance	(11,200)	(6,915)	-
	$223	($9,123)	$(512)

During 2003, 2002 and 2001, the Company recognized a tax benefit of $474,000, $857,000 and $728,000 respectively, from the sale of certain state net operating loss carryforwards.

At June 30, 2003 and 2002, the tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities are as follows (in thousands):

	June 30,	
Deferred tax assets:	2003	2002
Inventories	$335	$49
Compensation	992	271
Returns and allowances	3,313	-
Research and development credits carryforward	10,408	12,009
Federal AMT credits	1,447	-
Deferred revenue	1,319	396
Write down of carrying value of investment	11,126	-
Federal and state net operating loss carryforwards	53,698	74,574
Other	1,164	1,216
Total gross deferred tax assets	83,802	88,515
Less valuation allowance	(12,884)	(78,809)
	70,918	9,706
Deferred tax liabilities:		
Goodwill	(2,399)	-
Unrealized gain on securities	(345)	(658)
Book basis in excess of tax basis of acquired assets	(721)	(706)
	(3,465)	(1,364)
Net deferred tax assets	$67,453	$8,342

A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. At June 30, 2003, the Company had Federal net operating loss carryforwards of approximately $134.0 million and combined state net operating loss carryforwards of approximately $114.0 million that will expire in the years 2004 through 2021. The Company also has federal research and development tax credit carryforwards of approximately $9.8 million for tax reporting purposes, which expire in the years 2004 to 2021. In addition, the Company has $528,000 of state research and development tax credit carryforwards, which will expire in the year 2010. The Company's ability to use the net operating loss and research and development tax credit carryforwards are subject to certain limitations due to ownership changes, as defined by rules pursuant to Section 382 of the Internal Revenue Code of 1986, as amended.

As of June 30, 2003, management believes that it is more likely than not that the deferred tax assets will be realized, including the net operating losses from operating activities and stock option exercises, based on future operations, and has recognized approximately $67.5 million as a net deferred tax asset at June 30, 2003 related to the expected future profits (approximately $54.0 million of the deferred tax asset that was recognized in 2003 relates to net operating losses generated through the exercise of stock options for which the tax benefit was recorded as additional paid in capital). The Company has retained a valuation allowance of $12.8 million with respect to certain capital losses and federal research and development credits at June 30,

2003 as the ultimate utilization of such losses and credits is uncertain and will continue to reassess the need for such valuation allowance in accordance with SFAS 109 based on the future operating performance of the Company. At June 30, 2002 the valuation allowance covered all the net operating losses except the expected fiscal 2003 usage based on projected earnings, which at the time was the only portion deemed more likely than not to be utilized.

The net operating loss carryforward stated above, includes $2.5 million from the acquisition of Enzon Labs, Inc. the utilization of which is limited to a maximum of $615,000 per year.

(15) Significant Agreements

Schering Agreement

In November 1990, the Company entered into an agreement with Schering-Plough. Under this agreement, Schering-Plough agreed to apply Enzon's PEG technology to develop a modified form of Schering-Plough's INTRON A. Schering-Plough is responsible for conducting and funding the clinical studies, obtaining regulatory approval and marketing and manufacturing the product worldwide on an exclusive basis and the Company receives royalties on worldwide sales of PEG-INTRON for all indications. The royalty percentage to which the Company is entitled will be lower in any country where a pegylated alpha-interferon product is being marketed by a third party in competition with PEG-INTRON, where such third party is not Hoffmann-La Roche.

PEG-INTRON received marketing authorization in the European Union as a stand-alone therapy for hepatitis C in May 2000 and as a combination therapy with REBETOL in March 2001. Schering-Plough received FDA approval for PEG-INTRON as a stand-alone therapy for the treatment of hepatitis C in January 2001 and as a combination therapy with REBETOL for the treatment of hepatitis C in August 2001.

In June 1999, the Company amended its agreement with Schering-Plough, which resulted in an increase in the effective royalty rate that it receives for PEG-INTRON sales. In exchange, the Company relinquished its option to retain exclusive U.S. manufacturing rights for this product. In addition, the Company granted Schering-Plough a non-exclusive license under some of its PEG patents relating to Branched or U-PEG technology. This license gives Schering-Plough the ability to sublicense rights under these patents to any party developing a competing interferon product. During August 2001, Schering-Plough, pursuant to a cross license agreement entered into as part of the settlement of certain patent litigation, granted Hoffmann-La Roche a sublicense under the Company's Branched PEG patents to allow Hoffmann-La Roche to make, use, and sell its pegylated alpha-interferon product, PEGASYS.

In January 2001, the Company earned a final $2.0 million milestone payment upon the FDA's approval of PEG-INTRON and in February 2000 the Company earned a $1.0 million milestone payment when the FDA accepted the Biologics License Application, or BLA, for PEG-INTRON filed by Schering-Plough. These milestone payments were recognized when received, as the earnings process was complete. Schering-Plough's obligation to pay the Company royalties on sales of PEG-INTRON terminates, on a country-by-country basis, upon the later of the date the last patent of the Company to contain a claim covering PEG-INTRON expires in the country or 15 years after the first commercial sale of PEG-INTRON in such country.

Schering-Plough has the right to terminate this agreement at any time if the Company fails to maintain the requisite liability insurance of $5.0 million. Either party may terminate the agreement upon a material breach of the agreement by the other party that is not cured within 60 days of written notice from the non-breaching party or upon declaration of bankruptcy by the other party.

Aventis Agreement

During June 2002, the Company amended its license agreement with Aventis to reacquire rights to market and distribute ONCASPAR in the United States, Mexico, Canada and the Asia/Pacific region. In return for the marketing and distribution rights the Company paid Aventis $15.0 million and pays a 25% royalty on net sales of ONCASPAR through 2014. The $15.0 million dollar payment is being amortized over its useful life of 14 years. The amortization and the 25% royalty payment to Aventis are included in cost of sales for the product. Prior to the amendment, Aventis was responsible for the marketing and distribution of ONCASPAR. Under the previous agreement Aventis paid the Company a royalty on net sales of ONCASPAR of 27.5% on annual sales up to $10.0 million and 25% on annual sales exceeding $10.0 million.

The amended license agreement prohibits Aventis from making, using or selling an asparaginase product in the U.S. or a competing PEG-asparaginase product anywhere in the world until the later of the expiration of the agreement or, if the agreement is terminated earlier, five years after termination. If the Company ceases to distribute ONCASPAR, Aventis has the option to distribute the product in the territories under the original license.

Under the Company's license agreement with Aventis in effect prior to the June 2002 amendment discussed above (the "Prior License Agreement"), Enzon granted an exclusive license to Aventis to sell ONCASPAR in the U.S. Enzon has received licensing payments totaling $6.0 million and was entitled to royalties on net sales of ONCASPAR. During July 2000, the Company further amended the license agreement with Aventis to increase the base royalty payable to the Company on net sales of ONCASPAR from 23.5% to 27.5% on annual sales up to $10.0 million and 25% on annual sales exceeding $10.0 million. These royalty payments included Aventis' cost of purchasing ONCASPAR under a separate supply agreement. The agreement was also extended until 2016. Additionally, the Prior License Agreement eliminated the super royalty of 43.5% on net sales of ONCASPAR which exceeded certain agreed-upon amounts. The Prior License Agreement also provided for a payment of $3.5 million in advance royalties, which was received in January 1995.

As part of the June 2002 amendment, the remaining unpaid royalty advance on the balance sheet of $1.0 million was eliminated. This was offset against the $15.0 million payment to Aventis and the net $14 million is included in amortizable intangible assets, net and is being amortized over 14 years, the estimated remaining life of ONCASPAR.

During August 2000, the Company made a $1.5 million payment to Aventis which was accrued at June 30, 2000 to settle a disagreement over the purchase price of ONCASPAR under the supply agreement and to settle Aventis' claim that Enzon should be responsible for Aventis' lost profits while ONCASPAR was under temporary labeling and distribution modifications. In November 1998, the Company and the FDA agreed to temporary labeling and distribution modifications for ONCASPAR, as a result of certain previously disclosed manufacturing problems. These temporary modifications resulted in Enzon, rather than Aventis, distributing ONCASPAR directly to patients on an as needed basis.

The settlement also called for a payment of $100,000 beginning in May 2000 and for each month that expired prior to the resumption of normal distribution and labeling of this product by Aventis. During The quarter ended December 31, 2000, the FDA gave final approval to the Company's manufacturing changes, which were made to correct these problems, and all previously imposed restrictions on ONCASPAR were lifted. This obligation was terminated pursuant to the June 2002 amendment to the license agreement. Payments as required were made through June 2002.

MEDAC Agreement

The Company also amended the exclusive license to MEDAC to sell ONCASPAR and any PEG-asparaginase product, developed by the Company or MEDAC, during the term of the agreement in most of Europe and part of Asia. The Company's supply agreement with MEDAC provides for MEDAC to purchase ONCASPAR from the Company at a certain established price. MEDAC is also responsible to pay the Company a royalty on units sold. Under the license agreement, MEDAC is responsible for obtaining additional approvals and indications in the licensed territories, beyond the currently approved hypersensitive indication in Germany. Under the agreement, MEDAC is required to meet certain minimum purchase requirements. The Company signed the amended license agreement with MEDAC in January 2003.

Nektar Agreement

In January 2002, the Company entered into a broad strategic alliance with Nektar Therapeutics that includes the following components:

- The companies entered into a product development agreement to jointly develop three products to be specified over time using Nektar's Enhance™ pulmonary delivery platform and SEDS™ supercritical fluids platform. Nektar will be responsible for formulation development, delivery system supply, and in some cases, early clinical development. The Company will have responsibility for most clinical development and commercialization. This agreement terminates in January 2007 unless terminated earlier by either party upon 90 days notice of a material breach or 15 days notice of a payment default.
- The two companies will also explore the development of single-chain antibody (SCA) products for pulmonary administration.
- The Company has entered into a cross-license agreement with Nektar under which each party has crosslicensed to the other party certain patents. The Company also granted to Nektar the right to grant sub-licenses under certain of the Company's PEG patents to third parties. The Company will receive a royalty or a share of profits on final product sales of any products that use its patented PEG technology. The Company anticipates that it will receive 0.5% or less of Hoffmann-LaRoche's sales of PEGASYS, which represents equal profit sharing with Nektar on this product. There are currently two PEG products licensed through the Company's Nektar partnership in late stage clinical trials, MACUGEN (pegatanib) for age-related macular degeneration and diabetic macular edema and CDP-870, an anti-TNF therapy for rheumatoid arthritis, both of which are being developed by Pfizer. The Company retains the right to use all of its PEG technology and certain of Nektar's PEG technology for its own product portfolio, as well as those products it develops in co-commercialization

collaborations with third parties. This agreement expires upon the later of the expiration of the last licensed patent or the date the parties are no longer required to pay royalties. Either party may terminate the agreement upon a material breach of the agreement by the other party that is not cured within 90 days of the receipt of written notice from the non-breaching party or upon the declaration of bankruptcy by the other party.

- The Company purchased $40 million of newly issued Nektar convertible preferred stock in January 2002. The preferred stock is convertible into Nektar common stock at a conversion price of $22.79 per share. In the event Nektar's common stock price three years from the date of issuance of the preferred stock or earlier in certain circumstances is less than $22.79, the conversion price will be adjusted down, although in no event will it be less than $18.23 per share. Conversion of the preferred stock into common stock can occur anywhere from 1 to 4 years following the issuance of the preferred stock or earlier in certain circumstances. Under the cost method of accounting, investments are carried at cost and are adjusted only for other-than-temporary declines in fair value, distributions of earnings and additional investments. As a result of the continued decline in the price of Nektar's common stock, the Company determined during the three months ended December 31, 2002 that the decline in the value of its investment in Nektar was other than temporary. Accordingly, the Company recorded a write down of the carrying value of its investment in Nektar, which resulted in a non-cash charge of $27.2 million. The adjustment was calculated based on an assessment of the fair value of the investment.
- The two companies also agreed in January 2002 to a settlement of the patent infringement suit the Company filed in 1998 against Nektar's subsidiary, Shearwater Polymers, Inc. Nektar has a license under the contested patents pursuant to the cross-license agreement. The Company received a one-time payment of $3.0 million from Nektar to cover expenses incurred in defending its branched PEG patents.

Micromet Agreement

On April 10, 2002, the Company announced a multi-year strategic collaboration with Micromet AG ("Micromet"), a private company based in Munich, Germany, to identify and develop the next generation of antibody-based therapeutics. Under the terms of the agreement, the Company and Micromet (collectively, the Partners) agreed to combine their significant patent estates and complementary expertise in single-chain antibody ("SCA") technology to create a leading platform of therapeutic products based on antibody fragments. Enzon and Micromet will share equally the costs of research and development, and plan to share the revenues generated from technology licenses and from future commercialization of any developed products. Following the termination or expiration of the agreement, the rights to antibody-based therapeutics identified or developed by Enzon and Micromet will be determined in accordance with the United States rules of inventorship. In addition, Enzon will acquire the rights to any PEGylation inventions. The agreement can be terminated by either party upon a material breach of the agreement by the other party. Research and development expenses incurred by the Company in connection with such collaboration agreement totaled $1.7 million and $0 for the year 2003 and 2002, respectively.

In addition to the R&D collaboration, the Company made an $8.3 million investment into Micromet in the form of a note of Micromet which bears interest at 3% and is payable in March 2006. This note is convertible into Micromet Common Stock at a price of $1,015 per share at the election of either party and is classified as investments in equity securities and convertible note in the Consolidated Balance Sheets.

The parties have entered into a cross-license agreement for their respective SCA intellectual property and have decided to jointly market their combined SCA to third parties. Micromet will be the exclusive marketing partner and has instituted a comprehensive licensing program on behalf of the partnership, for which the parties will share equally in the costs and revenues.

SkyePharma Agreement

In January 2003, the Company entered into a strategic alliance with SkyePharma, PLC based on a broad technology access agreement. The two companies agreed to jointly develop up to three products for future commercialization. These products are based on SkyePharma's proprietary platforms in the areas of oral, injectable and topical drug delivery, supported by technology to enhance drug solubility and certain of the Company's proprietary PEG modification technology, for which the Company received $3.5 million technology access fee. This non-refundable upfront license fee, which was recorded as unearned revenue in accrued expenses, is being ratably recognized as revenue over the development agreement period of four years. SkyePharma will receive a $2.0 million milestone payment for each product based on its own proprietary technology that enters Phase II clinical development. Research and development costs related to the technology alliance is being shared equally based on an agreed upon annual budget, as will future revenues generated from the commercialization of any jointly-developed products.

Effective December 31, 2002, the Company obtained an exclusive license for the right to sell, market and distribute SkyePharma's DEPOCYT®, an injectable chemotherapeutic approved for the treatment of patients with lymphomatous meningitis in the United States and Canada. Under the terms of the agreement, Enzon paid a license fee of $12.0 million for the North American rights to DEPOCYT which is being amortized over a 10 year period and charged to cost of sales. SkyePharma manufactures DEPOCYT and Enzon purchases finished product at 35% of net sales, which amount can be reduced should certain defined sales target be exceeded.

The Company is required to purchase minimum levels of finished product for calendar year 2003 (90% of the previous year's sales by SkyePharma) and $5.0 million for each subsequent calendar year. SkyePharma is also entitled to a milestone payment of $5.0 million if the Company's sales of the product are over a $17.5 million annual run rate for four consecutive quarters and an additional milestone payment of $5.0 million if Enzon's sales exceed an annualized run rate of $25.0 million for four consecutive quarters. The Company is also responsible for a $10.0 million milestone payment if the product receives approval for Neo-plastic Meningitis prior to December 31, 2006. This milestone payment is incrementally reduced if the approval is received subsequent to December 31, 2006 to a minimum payment of $5.0 million for an ENZON approval after December 31, 2007. The Company's license is for an initial term of ten years and is automatically renewable for successive two year terms thereafter. The Company has recorded the $12.0 million payment in amortizable intangible assets, net which is being amortized over a ten year period.

Fresenius Agreement

During June 2003 the Company licensed the North American right to develop and commercialize ATG-Fresenius S from Fresenius Biotechnology. Under this agreement, the Company is responsible for obtaining regulatory approval of the product in the U.S. The Company will make milestone payments to Fresenius of $1.0 million upon approval of the first IND and upon the Company's submission of a biologics license application with the FDA, if any. Fresenius will be responsible for manufacturing and supplying the product to the Company and the Company is required to purchase all of the finished product from Fresenius for net sales of the product in North America. The Company will purchase finished product at 40% of net sales, which percentage can be reduced should certain defined sales targets be exceeded. The Company is required to purchase a minimum of $2.0 million of product in the first year after commercial introduction and $5.0 million in the second year, with no minimum purchase requirements thereafter. Fresenius will supply the product to the Company without charge for the clinical trials for the first indication. For subsequent trials, the Company will purchase the clinical supplies from Fresenius.

(16) Commitments and Contingencies

The Company's permit issued by the United States Department of Agriculture ("USDA") to import ADA expired in March 2003. The Company currently has more than six months supply of ADA enzyme in inventory and has applied for a new import permit from the USDA. The Company cannot guarantee that such import permit will be issued. If the USDA fails to issue a new import permit or if the Company's sole supplier is unable or unwilling to continue supplying the Company with ADA, its is likely that the Company will be unable to produce or distribute ADAGEN once it utilizes it's current inventory of ADA enzyme.

The Company has agreements with certain members of its upper management, which provide for payments following a termination of employment occurring after a change in control of the Company. The Company also has an employment agreement with its Chief Executive Officer and certain members of upper management which provides for severance payments.

The Company has been involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material effect on the Company's consolidated financial position, results of operations or liquidity.

(17) Leases

The Company has several leases for office, warehouse, production and research facilities and equipment. The non-cancelable lease-terms for the operating leases expire at various dates between 2004 and 2021 and each agreement includes renewal options.

Future minimum lease payments, for non-cancelable operating leases with initial or remaining lease terms in excess of one year as of June 30, 2003 are (in thousands):

Year ending June 30,	Operating leases
2004	$1,403
2005	1,391
2006	1,398
2007	1,421
2008	1,239
Thereafter	10,155
Total minimum lease payments	$17,007

Rent expense amounted to $1.3 million, $847,000 and $856,000 for the years ended June 30, 2003, 2002 and 2001, respectively.

(18) Retirement Plans

The Company maintains a defined contribution 401(k) pension plan for substantially all its employees. The Company currently matches 50% of the employee's contribution of up to 6% of compensation, as defined. Total Company contributions for the years ended June 30, 2003, 2002, and 2001 were $375,000, $196,000 and $156,000, respectively.

(19) Business and Geographical Segments

The Company is managed and operated as one business segment. The entire business is comprehensively managed by a single management team that reports to the Chief Executive Officer. The Company does not operate separate lines of business or separate business entities with respect to any of its products or product candidates.

Accordingly, the Company does not prepare discrete financial information with respect to separate product areas or by location and does not have separately reportable segments as defined by SFAS No. 131.

Revenues consisted of the following (in thousands):

	Years ended June 30,		
	2003	2002	2001
Product sales, net			
ADAGEN	$16,025	$13,441	$13,369
ONCASPAR	12,432	8,742	7,400
DEPOCYT	2,458	-	-
ABELCET	28,349	-	-
Total product sales	59,264	22,183	20,769
Manufacturing revenue	8,742	-	-
Royalties	77,589	53,329	8,251
Contract revenue	811	293	2,568
Total revenues	$146,406	$75,805	$31,588

During the years ended June 30, 2003, 2002 and 2001, the Company had export sales and royalties recognized on export sales of $40.2 million, $26.3 million and $11.2 million, respectively. Of these amounts, sales and royalties in Europe and royalties recognized on sales in Europe represented $35.5 million, $24.9 and $10.2 million during the years ended June 30, 2003, 2002 and 2001, respectively.

Outside the United States, the Company principally sells: 1) ADAGEN® in Europe 2) ONCASPAR in Germany 3) DEPOCYT® in Canada and 4) ABELCET in Canada. Information regarding revenues attributable to the United States and to all foreign countries collectively is stated below. The geographic classification of product sales was based upon the location of the customer. The geographic classification of all other revenues was based upon the domicile of the entity from which the revenues were earned. Information is as follows (in thousands):

	Years ended June 30,		
	2003	2002	2001
Revenues:			
United States	$106,160	$49,503	$20,427
Foreign countries	40,246	26,302	11,161
Total revenues	$146,406	$75,805	$31,588

(20) Write-down of Investment

In January 2002, the Company entered into a broad strategic alliance with Nektar Therapeutics to co-develop products utilizing both companies' proprietary drug delivery platforms. As a part of this agreement, the Company purchased $40 million of newly issued Nektar convertible preferred stock which is currently convertible into Nektar common stock at Enzon's option at a conversion price of $22.79 per share. The investment represented approximately 3% of Nektar's equivalent common shares outstanding at the time of issuance. Under the cost method of accounting, non-marketable investments are carried at cost and are adjusted only for other-than-temporary declines in fair value, distributions of earnings and additional investments.

As a result of the continued decline in the price of Nektar's common stock, the Company determined that as of December 31, 2002 the decline in the value of its investment in Nektar was other than temporary. Accordingly, during the second quarter of its fiscal year 2003, the Company recorded a write down of the carrying value of its investment in Nektar, which resulted in a non-cash charge of $27.2 million. The adjustment was calculated based on an assessment of the fair value of the investment which was determined during the quarter ended December 31, 2002 by multiplying the number of shares of common stock that would be received based on the conversion rate in place as of the date of the agreement ($22.79 per share) by the closing price of Nektar common stock on December 31, 2002, less a 10% discount to reflect the fact that the shares were not convertible as of December 31, 2002, the valuation date.

As of June 30, 2003, the carrying value of the Nektar investment, which is included in investments in equity securities and convertible note on the accompanying Consolidated Balance Sheet, was $12.8 million ($7.27 per share). The closing price of Nektar common stock was $9.17 per share on June 30, 2003.

(21) Quarterly Results of Operations (Unaudited)

The following table presents summarized unaudited quarterly financial data (in thousand, except per share amounts):

	Three Months Ended September 30, 2002	December 31, 2002	March 31, 2003	June 30, 2003	Fiscal Year 2003
Revenues	$25,067	$31,497	$43,163	$46,679	$146,406
Gross Profit [1]	4,144	4,187	15,556	15,598	39,485
Tax Provision (Benefit)	261	245	156	(439)	223
Net income (loss)	$12,784	($15,244)	$7,634	$40,552	$45,726
Net income (loss) per common share:					
Basic	$ 0.30	$ (0.35)	$ 0.18	$ 0.94	$ 1.06
Diluted	$ 0.29	$ (0.35)	$ 0.17	$ 0.93	$ 1.05
Weighted average number of shares of common stock outstanding-basic	42,980	43,011	43,192	43,264	43,615
Weighted average number of shares of common stock and diluted potential common shares	43,681	43,011	43,634	43,609	43,628

	Three Months Ended				
	September 30, 2001	December 31, 2001	March 31, 2002	June 30, 2002	Fiscal Year 2002
Revenues	$12,144	$18,602	$19,844	$25,215	$75,805
Gross Profit [(1)]	3,707	4,417	4,336	3,645	16,105
Tax Provision (Benefit)	86	(182)	(267)	(8,760)	(9,123)
Net income	$ 4,230	$ 8,645	$12,167	$20,764	$45,806
Net income per common share:					
Basic	$ 0.10	$ 0.20	$ 0.28	$ 0.48	$ 1.07
Diluted	$ 0.10	$ 0.20	$ 0.28	$ 0.47	$ 1.04
Weighted average number of shares of common stock outstanding-basic	42,122	42,767	42,969	42,982	42,726
Weighted average number of shares of common stock and dilutive potential common shares	43,923	43,959	43,934	43,840	44,026

(1) Gross profit is calculated as the aggregate of product sales, net and manufacturing revenue less cost of sales and manufacturing revenue.

ENZON PHARMACEUTICALS, INC. AND SUBSIDIARIES
Schedule II - Valuation and qualifying accounts
(In thousands)

	Balance at beginning of period	Additions		Deductions - describe	Balance at end of period
		Charged to costs and expenses	Charged to other accounts - describe		
Year ended June 30, 2003					
Allowance for chargebacks, returns and cash discounts	-	-	$18,997 (1)	(10,886) (2)	$8,111

(1) Amounts are recognized as a reduction from gross sales.

(2) Chargebacks, returns and cash discounts processed.

ENZON INC.
PHARMACEUTICALS

685 Route 202/206, Bridgewater, NJ 08807
(908) 541-8600 • FAX: (908) 575-9457
http://www.enzon.com

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This annual report contains "forward-looking statements" which can be identified by the use of forward-looking terminology such as, "believes," "expects," "may," "will," "should" or "anticipates" or the negative thereof, or other variations thereon, or comparable terminology, or by discussions of strategy. No assurance can be given that the future results covered by the forward-looking statements will be achieved. Certain factors could cause actual results to vary materially from the future results indicated in such forward-looking statements. These factors are discussed in detail in the Risk Factors section of the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2003, under the headings: "Our business is heavily dependent on the continued sale of PEG-INTRON and ABELCET. If revenues from either of these products fail to increase as anticipated or materially decline, our financial condition and results of operations will be materially harmed;" "We may not sustain profitability;" "We are subject to extensive regulation. Compliance with these regulations can be costly, time consuming and subject us to unanticipated delays in developing our products;" "We have experienced problems complying with the FDA's regulations for manufacturing our products, and have had to conduct voluntary recalls of certain of our products. These problems could materially harm our business;" "Our clinical trials could take longer to complete and cost more than we expect;" "If preclinical and clinical trials do not yield positive results, our product candidates will fail;" "Even if we obtain regulatory approval for our products, they may not be accepted in the marketplace;" "We depend on our collaborative partners. If we lose our collaborative partners or they do not apply adequate resources to our collaborations, our product development and financial performance may suffer;" "We purchase some of the compounds utilized in our products from a single source or a limited group of suppliers, and the partial or complete loss of one of these suppliers could cause production delays and a substantial loss of revenues;" "The United States and foreign patents upon which our original PEG technology was based have expired. We depend on patents and proprietary rights, which may offer only limited protection against potential infringement and the development by our competitors of competitive products;" "Our products may infringe the intellectual property rights of others, which could increase our costs and negatively affect our profitability;" "We have limited sales and marketing experience, which makes us dependent on our marketing partners;" "We may acquire other companies or products and may be unable to successfully integrate such companies with our operations;" "We may need to obtain additional financing to meet our future capital needs, and this financing may not be available when we need it;" "We depend on key personnel and may not be able to retain these employees or recruit additional qualified personnel, which would harm our business;" "We face rapid technological change and intense competition, which could harm our business and results of operations;" "We may be sued for product liability;" "Because of the uncertainty of pharmaceutical pricing, reimbursement and healthcare reform measures, we may be unable to sell our products profitably in the United States;" "The price of our common stock has been, and may continue to be, volatile which may significantly affect the trading price of our notes;" "Our notes are subordinated to all existing and future indebtedness;" "We may be unable to redeem our notes upon a fundamental change;" "A public market for our notes may fail to develop or be sustained;" "Events with respect to our share capital could cause the price of our common stock to decline;" "The issuance of preferred stock may adversely affect rights of common stockholders or discourage a takeover;" "We have a significant amount of indebtedness;" and "The market for unrated debt is subject to disruptions, which could have an adverse effect on the market price of the notes."

Corporate Headquarters

Enzon Pharmaceuticals, Inc.
685 Route 202/206
Bridgewater, NJ 08807
(908) 541-8600

Enzon's Executive Management

Arthur J. Higgins
Chairman and Chief Executive Officer

Ulrich M. Grau, Ph.D.
Chief Scientific Officer

Kenneth J. Zuerblis
Vice President, Finance,
Chief Financial Officer and Secretary

Enzon's Board of Directors

Arthur J. Higgins
Chairman

David S. Barlow
Chairman and CEO,
Molecular Insight Pharmaceuticals, Inc.

Rolf A. Classon
Chief Executive Officer,
Bayer HealthCare

Dr. Rosina B. Dixon, M.D.
Pharmaceutical industry consultant and director of Cambrex Corporation and Church & Dwight Co., Inc.

David W. Golde, M.D.
Professor at Cornell University Medical College and Graduate School of Medical Sciences and Member and Attending Physician,
Memorial Sloan-Kettering Cancer Center

Robert LeBuhn
Private investor and director of Cambrex Corporation

Robert L. Parkinson, Jr.
Dean of Loyola University Chicago's School of Business Administration and Graduate School of Business

Directors Emeriti

Richard Cooper, M.D.

Frank F. Davis, Ph.D.
(Co-Founder)

Martin B. Stein

Peter G. Tombros

Auditors

KPMG LLP
Short Hills, NJ

SEC Counsel

Dorsey & Whitney LLP
New York, NY

This publication is printed on recycled paper.

Designed by Curran & Connors, Inc. / www.curran-connors.com

Investor Relations

Updated information about the Company is available by accessing Enzon's home page, located on the world wide web at http://www.enzon.com. Enzon's website includes summaries of the Company's technologies, products on the market and some products under development. The site also contains press releases and current financial data. Copies of current press releases and quarterly earnings releases can also be obtained through fax, e-mail, or the mail. To register for the Company's fax service, e-mail list, or mailing list, please call the corporate communications request line at (908) 541-8777.

Registrar and Transfer Agent

The transfer agent is responsible, among other things, for handling shareholder questions regarding lost stock certificates, address changes including duplicate mailings and changes in ownership or name in which shares are held. These requests may be directed to the transfer agent at the following address:

Continental Stock Transfer & Trust Company
New York, NY 10004
17 Battery Place, 8th Floor
(212) 509-4000

Common stock is traded on the Nasdaq National Market® under the symbol: ENZN

Annual Shareholders Meeting

The annual shareholders meeting will be held at 10:00 a.m. on Tuesday, December 2, 2003 at the Embassy Suites Hotel, 121 Centennial Avenue, Piscataway, NJ 08854.

Form 10-K

A copy of Enzon's Annual Report on Form 10-K for the fiscal year ended June 30, 2003 is included with this Annual Report and is incorporated by reference herein.

Enzon Trademarks

ABELCET®
ADAGEN®
CLEAR®
ONCASPAR®
PROTHECAN®
SCA®

Other trademarks and trade names used in this Annual Report are the property of their respective owners.

Equal Opportunity Statement

Enzon Pharmaceuticals, Inc. is an equal opportunity employer, and does not discriminate against any individual on the basis of sex, gender, race, color, national origin, religion, ethnicity, sexual orientation or other characteristic protected by law.

ENZON PHARMACEUTICALS

Enzon Pharmaceuticals, Inc. ➢ 685 Route 202/206 ➢ Bridgewater, NJ 08807